UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

Tallgrass Pictures, LLC

(Name of Issuer)

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710 13th St. #300
San Diego, California 92101
https://www.izolabakery.com
(Physical Address & Website of Issuer)

California	**Limited Liability Company**	**November 15, 2004**
(Jurisdiction of Incorporation/Organization)	(Form of Organization)	(Date of Organization)

Not Applicable

(Name of Co-Issuer)

MicroVenture Marketplace Inc.

(Offering Intermediary)

0001478147	**152513**	**008-68458**
(Intermediary CIK Number)	(Intermediary CRD Number)	(Intermediary SEC File Number)

Amount of compensation to be paid to the intermediary for conducting the Offering, including the amount of referral and any other fees associated with the offering:

The intermediary shall receive a fee consisting of two percent (2%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

OFFERING INFORMATION

Membership Units	**13,889**	**April 28, 2025**	**$25,000.00**
(Type of Security Offered)	(Target No. of Securities Offered)	(Deadline to Meet Target Amount)	(Target Offering Amount)
Yes	**Issuer's discretion**	**$2.00**	**$4,460,700**
(Oversubscriptions Accepted)	(Oversubscription Allocation)	(Average Price per Security)	(Maximum Offering Amount)

Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

ANNUAL REPORT DISCLOSURE INFORMATION

Current Number of Employees	45	
	Fiscal Year-End December 31, 2023	**Fiscal Year-End December 31, 2022**
Total Assets	$ 2,769,655	$ 2,300,830
Cash & Cash Equivalents	$ 604,726	$ 348,900
Accounts Receivable	$ 98,497	$ 0
Short-Term Debt	$ 256,880	$ 245,677
Long-Term Debt	$ 1,961,221	$ 2,021,353
Revenues/Sales	$ 1,647,324	$ 1,093,519
Cost of Goods Sold	$ 891,308	$ 753,837
Taxes Paid	$ 0	$ 0
Net Gain (Loss)	$ (309,560)	$ (248,031)

JURISDICTIONS IN WHICH THE ISSUER INTENDS TO OFFER THE SECURITIES

Alabama	Illinois	Nebraska	South Carolina
Alaska	Indiana	Nevada	South Dakota
Arizona	Iowa	New Hampshire	Tennessee
Arkansas	Kansas	New Jersey	Texas
California	Kentucky	New Mexico	Utah
Colorado	Louisiana	New York	Vermont
Connecticut	Maine	North Carolina	U.S. Virgin Islands
Delaware	Maryland	North Dakota	Virginia
District Of Columbia	Massachusetts	Ohio	Washington
Florida	Michigan	Oklahoma	West Virginia
Georgia	Minnesota	Oregon	Wisconsin
Guam	Mississippi	Pennsylvania	Wyoming
Hawaii	Missouri	Puerto Rico	American Samoa
Idaho	Montana	Rhode Island	Northern Mariana Islands

October 29, 2024

Tallgrass Pictures, LLC

IZOLA

Regulation Crowdfunding Offering of Membership Units

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Tallgrass Pictures, LLC is filing this amendment to its Form C, originally filed on June 25, 2024, to update escrow information for this offering. Effective October 29, 2024, the escrow facilitator is North Capital Private Securities Corporation.

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Tallgrass Pictures, LLC, a California Limited Liability Company doing business as IZOLA Bakery (the "Company," "IZOLA," "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Membership Units of the Company (the "Securities"). Investors in the Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $4,460,700 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of two percent (2%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

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A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "Commission") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

The company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation Crowdfunding must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. In accordance with Rule 202(b) of Regulation Crowdfunding, this annual report must be filed and posted until one of the following occurs:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");
2) The Company has filed at least one annual report pursuant to the ongoing reporting requirements of Regulation Crowdfunding and has fewer than 300 holders of record;
3) The Company has filed the annual reports pursuant to the ongoing reporting requirements of Regulation Crowdfunding for the three most recent years and has less than $10,000,000 of total assets;
4) The Company, or another party, repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The Company liquidates or dissolves its business in accordance with state law.

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The Company has certified that all of the following statements are TRUE:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act;
3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940, or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act;
4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Section 503(a) of Regulation Crowdfunding;
5) The Company has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

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THIS FORM C/A DOES NOT CONSTITUTE AN OFFERING OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CROWDFUNDING. SPECIFICALLY, THE SECURITIES MAY NOT BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED:
1) TO THE ISSUER;
2) TO AN ACCREDITED INVESTOR;
3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR
4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES, AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS".

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, OR ANY OTHER RELEVANT MATTERS AND ADDITIONAL REASONABLE INFORMATION. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

THIS FORM C/A DOES NOT PURPORT TO CONTAIN ALL OF THE INFORMATION THAT MAY BE REQUIRED TO EVALUATE THE OFFERING, AND ANY RECIPIENT HEREOF SHOULD CONDUCT ITS OWN INDEPENDENT ANALYSIS. STATEMENTS CONTAINED HEREIN AS TO THE CONTENT OF ANY AGREEMENTS OR OTHER DOCUMENT ARE SUMMARIES AND, THEREFORE, ARE NECESSARILY SELECTIVE AND INCOMPLETE AND ARE QUALIFIED IN THEIR ENTIRETY BY THE ACTUAL AGREEMENTS OR OTHER DOCUMENTS. THE STATEMENTS OF THE COMPANY CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED TO BE RELIABLE. NO WARRANTY CAN BE MADE AS TO THE ACCURACY OF SUCH INFORMATION OR THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE OF THIS FORM C/A. THE COMPANY DOES NOT EXPECT TO UPDATE OR OTHERWISE REVISE THIS FORM C/A OR OTHER MATERIALS SUPPLIED HEREWITH. THE DELIVERY OF THIS FORM C/A AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS FORM C/A.

THIS FORM C/A IS SUBMITTED IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR FEDERAL AND STATE TAX CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP, AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY REGARDING THE PURCHASE, TRANSFER, AND/OR RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

COMPANY & OFFERING SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this Form C/A. This summary does not contain all of the information you should consider before investing in our Securities. You should read this entire Form C/A carefully, including the sections titled "Risk Factors" and "Discussion & Analysis of Financial Condition & Results of Operations" and our financial statements and the related notes, attached as Exhibit A, before making an investment decision. Our fiscal year ends December 31st.

Tallgrass Pictures, LLC
710 13th St. #300
San Diego, California 92101
https://www.izolabakery.com

Mailing Address:
3312 Front St.
San Diego, California 92103

Other Physical Addresses:
1429 Island Ave., San Diego, California 92101
3320 Fairmount Ave., San Diego, California 92105

Introduction

IZOLA is a San Diego-based bakery that has captured the hearts and taste buds of locals and tourists alike with its exceptional croissants and sourdough bread, all served hot-from-the-oven. The bakery began operations in 2020 amidst the challenges of the COVID-19 pandemic and has experienced rapid growth, fueled by a commitment to quality ingredients, innovative baking techniques, and a focus on creating an inviting and inclusive community space.

IZOLA's French-inspired menu is centered around two artisanal offerings: croissants and sourdough bread. Using time-honored techniques and the finest ingredients, including organic flour, Normandy butter, free-range eggs, and organic milk, IZOLA crafts each croissant and sourdough with meticulous attention to detail. Its croissants boast a delicate, flaky exterior with 96 layers of butter, while their sourdough bread is known for its complex flavor profile and chewy texture. Both are baked throughout the day and served hot-from-the-oven, ensuring an unparalleled freshness and taste that sets IZOLA apart. In addition to these core offerings, IZOLA sells hot and cold drinks and occasionally introduces seasonal specials and limited-edition creations, further delighting its customers with innovative flavors and combinations.

History

Tallgrass Pictures LLC was formed in 2004 as a photo and film studio, a creative venture founded by Jeffrey Brown. However, it was during a trip to France in February 2020, as the world grappled with the onset of COVID-19, that the seeds for IZOLA's transformation were sown. Inspired by the simple yet exquisite pastries of French bakeries, Jeffrey and Jenny Chen returned to San Diego with a craving they couldn't satisfy. It was then, amidst the uncertainty and anxiety of the pandemic, that they decided to bring a taste of European comfort to their community.

Jeffrey decided to pivot his studio into a bakery. Despite having no prior baking experience, Jeffrey and Jenny embarked on a journey to master the art of baking from scratch and bring the idea of IZOLA to life. With determination and a commitment to quality, Jeffrey honed his baking skills, learning the intricacies of crafting delicious croissants and sourdough bread. Jenny focused on product procurement, inventory management, and operational strategies. they transformed their century-old photo studio into a makeshift bakery, experimenting with recipes and techniques until they perfected their signature croissants and sourdough bread. On June 10th, 2020, IZOLA lowered its first batch of 12 croissants out of their third-story window to socially distanced customers below, marking the beginning of their extraordinary journey.

Their innovative "hot-from-the-oven" concept and use of premium ingredients garnered widespread acclaim, leading to their recognition as the #1 bakery in the US in 2022, according to Yelp.[1] IZOLA's popularity soared, with word-of-mouth marketing fueling impressive growth. From 2020 through 2023, revenue from its bakery business increased from ~$27,000 to over $1.6 million, respectively, representing a nearly 300% annual growth rate. Its traction to date has led Jeffrey to put his studio and film passion project to the side and become 100% committed to growing IZOLA Bakery.

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[1] https://blog.yelp.com/community/top-22-bakeries-2022/

However, in a recent setback, the bakery was forced to temporarily close its doors due to a food permitting violation. While this presented a challenge, IZOLA remains committed to its mission and is actively seeking a new location to continue serving its community. The company has identified a 5,000 square-foot, indoor-outdoor building adjacent to Fault Line Park at the corner of 14th and Island in San Diego's Easy Village. It plans to move into this building and begin operations by the end of Q2 2024. Through June 2024, the team is renovating this new facility with up to 13 baking slots that it believes could increase production and result in shorter wait times, subject to demand.

Today, IZOLA stands at a pivotal moment. With plans to establish a state-of-the-art dough innovation center and bakeshop, IZOLA aims to expand their reach beyond San Diego, bringing its renowned croissants and sourdough to a wider audience. This ambitious growth will be driven by the team's passion for the artful craft of baking, streamlined operations, and a user-friendly ordering system, all while upholding IZOLA's steadfast commitment to quality, hospitality, and social justice.

The Offering

IZOLA is offering investment in Membership Units.

$1,000.00	**$25,000**	**$4,460,700**	**April 28, 2025**
(Minimum Investment)	(Target Offering Amount)	(Maximum Offering Amount)	(Offering Deadline)
$2.00	**12,997,289**	**15,175,301**	**None**
(Average Price per Security)	(Number of Membership Units Outstanding if Target Offering Amount Reached)	(Number of Membership Units Outstanding if Maximum Offering Amount Reached)	(Voting Rights)

RISK FACTORS

IN ADDITION TO THE RISKS DETAILED BELOW, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY COMPANY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED BELOW.

Risks Related to Our Business & Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company has a relatively short operating history as a bakery-cafe, having transitioned from a photo and film studio in 2020. Although established in 2004, our experience in the food service industry is limited compared to more established competitors. This limited track record may make it difficult for investors to assess our ability to execute our business plan, achieve profitability, and manage the unique challenges of the bakery industry.

The Company is dependent on its bakery-cafe operations.
The Company's current operations and financial viability are heavily reliant on the success of its single bakery-cafe. While the Company was originally established as a photo and film studio, that business segment has been largely inactive since the transition to a bakery in 2020. The revenue generated from the photo and film studio is currently insufficient to sustain the Company's operations independently.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve

profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among commercial beverage products;
- changes in consumer drinking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and commercial beverage production;
- changes in consumer perception about trendy beverages;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the purported healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of our beverages.

There can be no assurance that the company will achieve profitability.
There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jeffrey Brown (Co-Founder, Manager, and Head Baker) and Jennifer Chen (Co-Founder and Manager). The Company does not have an employment agreement with these individuals and there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of either Jeffrey Brown and Jennifer Chen could harm the Company's business, financial condition, cash flow and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jeffrey Brown and Jennifer Chen in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Jeffrey Brown or Jennifer Chen dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products is highly competitive.

The Company faces significant competition from other bakeries and cafés, both small and large. Numerous independent bakeries operate in the San Diego area, offering similar products and services. Larger chains and grocery stores with bakery sections also pose a competitive threat, as they may benefit from economies of scale, wider brand recognition, and greater marketing resources.

The Company's success depends on its ability to differentiate itself from competitors through factors such as product quality, unique offerings, customer service, and brand reputation. However, there is no guarantee that the Company will be able to maintain or enhance its competitive position. Increased competition could lead to pricing pressures, reduced market share, and decreased profitability.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We source certain packaging materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing 14 regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business is substantially dependent upon awareness and market acceptance of our products and brand.
Our business depends on our acceptance by both our end consumers as well as future distributors as a brand that has the potential to provide incremental sales growth rather than reduce distributors' existing sales. We believe that our success will also be substantially dependent upon acceptance of our product name brand. Accordingly, any failure of our brand to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

One of the potential risks we face in the distribution of our products is liability resulting from tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, we may be at risk to substantial financial losses, as we do not carry food service insurance.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with

them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

If we are not successful in our initiatives related to delivering high-quality food that our customers can trust, our operations and financial results could be negatively impacted.
Our commitment to providing food that customers trust is a cornerstone of our business. We prioritize using ingredients produced with responsible practices. However, sourcing these ingredients can be challenging and may result in higher costs. Additionally, if we are unable to maintain a consistent and sufficient supply of these ingredients while managing costs, our profitability may be negatively affected.

Failure to adhere to our food policy and related initiatives could lead to negative publicity and potential legal liabilities for false advertising. A degradation of product quality could erode customer trust and lead to decreased sales. If any supplier issues arise and become public, our reputation and sales would likely suffer.

The growing consumer demand for responsibly sourced ingredients has led some competitors to adopt similar practices. This increased competition could further strain our supply chain and make it harder for us to differentiate ourselves in the market, potentially impacting our financial performance.

We are subject to geographic concentration risk.
The Company currently operates only one bakery-cafe located in San Diego, California. As a result, our business is highly dependent on the economic conditions, consumer preferences, and competitive landscape of this single geographic market. Any adverse changes in these factors could have a disproportionately negative impact on our financial performance and prospects.

Potential Risks Associated with Geographic Concentration:

- **Economic Downturn:** A local economic downturn in San Diego could significantly reduce consumer spending and foot traffic in our bakery-cafe, leading to a decline in sales and profitability.
- **Changing Consumer Preferences:** Shifts in local consumer preferences or trends away from our products could adversely affect demand and our ability to maintain or increase market share.
- **Increased Competition:** The emergence of new competitors or the expansion of existing competitors in the San Diego market could intensify competition, potentially leading to price wars, reduced market share, and lower profitability.
- **Natural Disasters or Other Disruptions:** Natural disasters, such as earthquakes, fires, or floods, or other unforeseen events specific to the San Diego area, could disrupt our operations, damage our bakery-cafe, or temporarily close it down, resulting in significant financial losses.
- **Regulatory Changes:** Changes in local regulations, zoning laws, or health codes in San Diego could increase operating costs, restrict our business activities, or require costly renovations or modifications to our bakery-cafe.

The Company has experienced past disruptions to its business operations due to non-compliance with food permitting requirements.
Specifically, our bakery-cafe located at 710 13th St. in San Diego, California was forced to temporarily cease operations because the scale of our bakery operations exceeded the limitations set forth in our existing food permit. This incident resulted in financial losses and potential damage to our reputation.

Potential Risks Associated with Regulatory and Permitting Compliance:

- **Future Non-Compliance:** There is a risk that we may again inadvertently violate food permitting regulations, either due to changes in those regulations or our own oversight. Such non-compliance could result in further interruptions to our operations, fines, penalties, or legal action.
- **Increased Costs:** Obtaining and maintaining necessary permits and licenses can be costly and time-consuming. We may incur significant expenses to comply with evolving regulations, potentially impacting our profitability.
- **Delays and Disruptions:** The process of obtaining permits or resolving compliance issues may cause delays in our business operations, including renovations, expansions, or new product launches.
- **Reputation Damage:** Negative publicity surrounding regulatory non-compliance could harm our brand image and customer trust, leading to reduced sales and customer loyalty.

The Company's future growth and success are heavily reliant on our ability to successfully relocate and expand operations into a new 5,000 square foot indoor-outdoor building adjacent to Fault Line Park in San Diego's East Village.

Several factors could impede or prevent this relocation, jeopardizing our business continuity and financial viability. Potential risks associated with expansion and relocation include:

- **Construction and Permitting Delays:** The renovation and preparation of the new space may encounter unforeseen delays due to construction challenges, permitting issues, or other regulatory hurdles.
- **Customer Retention and Acquisition:** Our existing customer base may not follow us to the new location, and attracting new customers in the East Village may prove difficult, leading to a decline in sales and revenue.
- **Operational Challenges:** The new space may present unforeseen operational challenges, such as layout inefficiencies, inadequate infrastructure, or unexpected maintenance costs, hindering our ability to operate smoothly and efficiently.
- **Branding and Marketing:** Our current brand identity and marketing efforts may not resonate with the new target market in the East Village, requiring significant adjustments and investments to maintain brand recognition and customer loyalty

Consumer preferences and customer traffic could be negatively influenced by health concerns or negative media coverage regarding the consumption of specific food products. Such concerns can lead to decreased demand and adversely affect sales.

Instances of food safety issues, whether confirmed or unverified, such as foodborne illnesses, tampering, contamination, or mislabeling at any point in the supply chain, have historically damaged the reputations of companies in the food industry. This could also affect us. Any report linking our company to such issues could harm our brand image, significantly reduce sales, and potentially result in product liability claims, lawsuits, or other damages.

Foodborne illnesses like norovirus or hepatitis A, as well as injuries caused by foreign objects in food, have previously led to temporary closures of businesses similar to ours. These incidents can also affect the price and availability of ingredients, increasing costs and decreasing customer visits. Moreover, any instances of food contamination, whether or not they occur at our locations, could subject us or our suppliers to a food recall under the FDA's Food Safety Modernization Act.

Our business is closely tied to the overall economic health of the United States and the global economy. Adverse economic conditions could have a detrimental effect on our business and financial performance, potentially leading to a significant impact on our liquidity and capital resources, as well as those of our suppliers.

As our business model relies on consumer discretionary spending, broader macroeconomic factors play a crucial role in our financial results. Factors like unemployment, rising fuel and energy costs, foreclosures, bankruptcies, reduced access to credit, and declining home prices can lead to a decrease in discretionary purchases by consumers. Our business strategy focuses on maintaining transaction counts, average check amount, and margin growth. Therefore, any significant decline in customer traffic or average profit per transaction, resulting from reduced purchases or a shift towards lower-priced items, will negatively impact our financial performance. If negative economic conditions persist or worsen, consumers may permanently alter their discretionary spending habits, further affecting our business.

Additionally, financial difficulties faced by our suppliers could disrupt the supply chain, resulting in product delays or shortages. This could further exacerbate the challenges we face during economic downturns.

The evolving landscape of consumer preferences and regulatory oversight regarding nutrition and advertising practices poses a potential risk to our business.

As consumers increasingly prioritize healthier options and demand transparency, our industry faces heightened scrutiny. While we have taken proactive steps to comply with current regulations by updating our menu boards and printed menus to include caloric information, future regulations could necessitate further nutritional disclosures or restrict the use of certain ingredients.

Implementing and monitoring these changes may incur additional costs, which could negatively impact our business. Additionally, adapting our offerings to meet evolving consumer preferences and regulatory requirements might be challenging and could potentially alienate certain customer segments. It is crucial for us to remain vigilant and adaptable in navigating this changing landscape to ensure our continued success and customer satisfaction.

The emergence of a widespread disease outbreak, whether regional or global, poses a significant threat to our business.

Our establishment is often seen as a community gathering place for social and professional interactions. However, during a health crisis, customers may choose to avoid such public spaces, and government authorities may impose restrictions or outright bans on public gatherings to mitigate the spread of the disease.

Furthermore, a pandemic could severely disrupt our supply chain, leading to delays or shortages in the production and delivery of essential ingredients and products. Additionally, we could face staffing challenges as employees may be unable to work due to illness or quarantine measures. These factors combined could have a substantial and lasting negative impact on our business operations and financial performance.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to Investment in our Securities

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX, AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his, her or their attorney. The Company may also limit potential sales or transfers of the Securities and may never undergo a liquidity event, which further limits your ability to liquidate your investment.
You should be aware of the long-term nature of this investment. There is not currently and likely will not in the future be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Additionally, if you want to sell your Securities, the Company will have the first right of refusal to buy the Securities, which could make it harder to find a buyer. The Company's Operating Agreement may also further restrict Investors from selling or transferring their Securities. Investors should carefully read the Company's Operating Agreement, attached hereto as Exhibit F. Lastly, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. Investors who purchase Membership Units shall have no voting, approval, or consent rights

to call meetings of the Members. Except as otherwise required in the Operating Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The Membership Units issued in this Offering are not entitled to vote on any matter that requires a vote, approval, or consent of the Members.

Membership Units are equity interests in the Company and do not constitute indebtedness.
Membership Units rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Membership Units. Dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's managing members deem relevant at the time. In addition, the terms of the Membership Units do not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Membership Units.

Investors cannot declare Membership Units in "default" and demand repayment.
Membership Units do not have any "default" provisions upon which investors will be able to demand repayment of their investment.

Membership Units are subordinated to all other forms of capital.
Membership Units represent equity in the Company. However, Membership Units are subordinate to all other forms of capital in the Company's capital structure. Therefore, in the event of a liquidation, dissolution, or winding up of the Company, holders of Membership Units will only receive distributions after all senior forms of equity, if there are any, and debt have been fully paid. However, there is no guarantee of any investment return.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Membership Units.

There can be no assurance that we will ever provide liquidity to Membership Unit investors through either a sale of the Company or a registration of the Membership Units.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Membership Unit investors. Furthermore, we may be unable to register the Membership Units for resale for legal, commercial, regulatory, market-related, or other reasons. In the event that we are unable to effect a registration, Membership Unit investors could be unable to sell their securities unless an exemption from registration is available.

Ownership of Membership Units is subject to dilution.
Owners of Membership Units do not have preemptive rights. If the Company conducts subsequent offerings of Membership Units or securities convertible into Membership Units, issues units pursuant to a compensation or distribution reinvestment plan or otherwise issues additional units, owners of Membership Units who do not participate in those other unit issuances will experience dilution in their percentage ownership of the Company's outstanding units. Furthermore, owners of Membership Units may experience a dilution in the value of their units depending on the terms and pricing of any future unit issuances and the value of the Company's assets at the time of issuance.

The price of the Securities has been set by the Company in accordance to its capital needs.
The purchase price of the Securities have been determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value, sales per Unit, or earnings per Unit.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the current owners of the Company who own 20% or more of the Company's outstanding equity currently beneficially own up to 73.94% of the Company's equity. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's

existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C/A contains forward-looking statements within the meaning of the federal securities laws, which are statements that involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "shall," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this Form C/A include, but are not limited to, statements about:

- our future financial performance, including our revenue, cost of revenue, and operating expenses;
- our ability to maintain the quality and availability of our product(s);
- our ability to increase the number of paid customers;
- our ability to achieve widespread adoption;
- our ability to effectively manage our growth and future expenses;
- our ability to maintain our network of partners;
- our ability to enhance or improve our product(s) to respond to new technologies and requirements;
- our estimated market opportunity;
- the future benefits to be derived from potential third-party partnerships or integrations;
- our ability to maintain, protect, and enhance our intellectual property;
- our ability to comply with modified or new laws and regulations applying to our business;

- the attraction and retention of qualified employees and key personnel;
- our anticipated investments in sales and marketing and research and development;
- the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs; and
- our ability to successfully defend litigation brought against us.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form C/A.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form C/A primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form C/A. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form C/A. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Form C/A relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form C/A to reflect events or circumstances after the date of this Form C/A or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Form C/A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

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MARKET & INDUSTRY DATA

This Form C/A contains statistical data and estimates that are based on independent industry publications or other publicly available information, as well as other information based on our internal sources. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled "Risk Factors."

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THE COMPANY

Business & Anticipated Business Plan

*Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and its future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.*

Tallgrass Pictures LLC, originally a photo and film studio founded by Jeffrey Brown in 2004, transformed into IZOLA Bakery in 2020. The pivot was inspired by a trip to France just before the COVID-19 pandemic. Jeffrey and Jenny Chen, driven by a desire to recreate the exquisite pastries they experienced, turned their San Diego studio into a bakery. With no prior baking experience, they mastered the craft of croissants and sourdough bread. In June 2020, the company debuted its first creations by lowering the first batch of croissants from their third-story window to socially distanced customers, marking the start of this new venture.

Today, the company is headquartered in the East Village of San Diego, California. As of the date of this Form C/A, the Company is preparing to re-open at a new location in the East Village after being temporarily closed since October 2023. Following this re-opening, the Company is planning on opening a production facility in City Heights, which will serve as a stand-alone café, community gathering spot for City Heights residents, and production hub for future IZOLA cafés.

IZOLA aims to establish itself as the premium, artisanal bakery brand in Southern California. Looking ahead, IZOLA's vision is to change the way America experiences croissants and sourdough. Through a combination of technological innovation, operational efficiency, and unwavering commitment to quality and hospitality, IZOLA aims to create a truly unique and memorable experience for every customer, one hot croissant and sourdough bread slice at a time.

The bakery's core revenue streams are generated through the direct sale of its croissants and sourdough bread at its San Diego storefront. However, IZOLA recognizes the potential for expansion and diversification. The company's roadmap focuses on building a robust infrastructure to support growth. The planned dough innovation center and bakeshop will not only enable us to increase production capacity but also serve as a hub for innovation, allowing IZOLA to experiment with new products and streamline operations. This will pave the way for the future establishment of multiple IZOLA Bread Cafés across Southern California, each offering the same high-quality, hot-from-the-oven experience that has become synonymous with the brand.

Beyond brick-and-mortar expansion, IZOLA is also exploring opportunities in retail partnerships and direct-to-consumer channels. By partnering with grocery stores and developing an online ordering platform, IZOLA aims to make its products more accessible to a wider audience. The goal of this multi-pronged approach is to help the bakery to reach new customers, increase sales, and solidify its position as a leader in the artisanal baked goods market within Southern California.

Current Location & Previous Location

IZOLA is just wrapping up final renovations for its new location (1429 Island Ave.)—dubbed IZOLA Island— in San Diego's East Village. The new space boasts a larger kitchen and an expanded seating area, allowing for increased production and a more comfortable dining experience. Loyal patrons and curious newcomers alike are invited to rediscover IZOLA's beloved croissants and sourdough, now served in a bright and inviting atmosphere. With this move, IZOLA is poised to further solidify its place as a beloved San Diego institution and continue its mission of providing exceptional baked goods to the community.

IZOLA's previous location (710 13th St.), nestled above a former photo studio in San Diego's East Village, is now available for private event rentals. This intimate space, where the bakery's journey began, exudes a charming ambiance with exposed brick walls, warm lighting, and remnants of the original photo studio. It's a perfect venue for small gatherings, intimate celebrations, and corporate events, offering a unique backdrop for creating memorable experiences. While no longer serving its signature baked goods, the space still carries the spirit of IZOLA, a testament to the bakery's humble beginnings and unwavering commitment to community and connection.

Current products

1. *Croissants:*

   IZOLA's croissants are a testament to artisan craftsmanship and dedication to quality. Made with organic flour, butter from Normandy, organic eggs and sugar, and organic milk, each croissant boasts 96 delicate layers of buttery goodness. The bakery's commitment to using the finest ingredients and meticulous technique results in a croissant that is both visually stunning and incredibly delicious. Warm, flaky, and boasting a rich buttery flavor, IZOLA's croissants have garnered a loyal following and are often cited as a must-try for any visitor to San Diego.

2. *Sourdough Bread:*

IZOLA's sourdough bread is enriched from a process consisting of slow fermentation and the use of high-quality, organic ingredients. Crafted with a wild yeast starter, the dough undergoes a meticulous three-day process, resulting in a complex flavor profile and a satisfyingly chewy texture. The bread boasts a thick, crackly crust that gives way to a soft, airy interior with a subtle tang. IZOLA's sourdough is a versatile loaf, perfect for enjoying on its own, dipping in olive oil, or as the foundation for a gourmet sandwich.

3. *Drinks:*

IZOLA complements its baked goods with a selection of carefully curated beverages. Alongside classic coffee options like espresso and cappuccino, the bakery offers unique seasonal drinks like lattes and refreshing iced teas. For those seeking something more indulgent, IZOLA's hot chocolate, made with rich dark chocolate, is a decadent treat. The company also anticipates applying for an ABC Type 41 alcohol permit, which will enable it to sell beer and wine.

4. *Pantry Items and Merchandise:*

IZOLA offers a curated selection of pantry items and merchandise that complement their baked goods and enhance the customer experience. Its shelves feature locally sourced jams, honey, and olive oil, perfect for pairing with their sourdough bread or croissants. Additionally, the Company offers bags of their freshly roasted coffee beans, allowing customers to recreate the IZOLA experience at home. To further promote their brand, it also sells branded merchandise such as tote bags, aprons, and t-shirts, which serve as a reminder of the bakery's commitment to quality and community.

Future plans

IZOLA's hub-and-spokes model is centered around the IZOLA Main development project, which is a significant investment in the company's future growth and expansion. The new facility is being designed to improve the quality and consistency of our signature products while also increasing production capacity for future locations.

This project will create a state-of-the-art "Dough Innovation Center," which will enhance future production at IZOLA bakeries. At IZOLA Main, IZOLA croissants and sourdough will be produced for cafés the Company anticipates opening throughout Southern California. These cafés are expected to be small, 500 square-foot bakeshops that operate as a standalone bakery. For heightened demand, the cafés would store hot-and-ready croissants and sourdough baked at IZOLA Main.

In addition to serving as production hub, IZOLA Main will serve as a community space for City Heights residents and visitors. It will also operate as a bakery for patrons, serving fresh croissants and sourdough bread hot-from-the-ovens.

The IZOLA Main project represents a major step forward for the company, better positioning the Company to meet growing demand, expand into new markets, and create higher-paying jobs due to increased efficiency. By investing in this cutting-edge facility, IZOLA is demonstrating its commitment to innovation, quality, and community impact, solidifying its position as a leader in San Diego's vibrant bakery scene. Currently, the IZOLA team has secured a lease for the IZOLA Main location and is working to submit a building plan to the city of San Diego. The team needs a substantial amount of capital to begin building this location once construction plans have been approved. The team expects to open IZOLA Main in Q1 2026.

Pictured below are renderings of IZOLA Main:

  

IZOLA Main Front View   *IZOLA Main Production Space*   *IZOLA Main Top Floor Dining Room*

In addition to IZOLA Island and IZOLA Main, IZOLA is planning to expand its sales pipeline in the next couple of years, first beginning with opening its second bread café.

IZOLA Bread Cafés	IZOLA Bake Truck	IZOLA Bake at Home / Wholesale
Bread Cafés are small (<1,000 square feet) bakeshops serving hot-from-the-oven sourdough and croissants all day + supplied for night-time demand from IZOLA Main. Bread Café #2 (IZOLA Island is considered Bread Café #1) is expected to open in Q2 2025.	IZOLA Bake Truck is a food truck concept turned inside out, with ovens baking fresh sourdough and croissants on the outside of the truck. The bake truck will also be used to enhance product awareness ahead of Bread Café openings and is expected to be rolled out in late-2026.	IZOLA's Bake at Home program will serve as the birth of its wholesale channel, where consumers and business can purchase frozen ingredients supplied by IZOLA to bake sourdough and croissants at their own house or business location.

Products & Services

Products/Services	Development Stage	Description	Market
Croissants	Developed	Its Croissants are made with 96 delicate layers of Normandy butter and is exceptionally light and flavorful. It takes three days to prepare, and they are baked fresh throughout the day, served hot-from-the-oven, offering a delicious, straightforward experience. Flavors include chocolate, blackberry chocolate, Moroccan black olive chocolate, everything, almond, and chocolate almond, which are among many other flavor profiles the team creates throughout each season.	Locals and vacationers in San Diego, California.
Sourdough Bread	Developed	Naturally leavened, hand-made sourdough bread. Ingredients include organic High Mountain flour, water, sea salt, and wild sourdough leaven. IZOLA's sourdough bread can be purchased in numerous flavors that include, Seedy Multigrain, Roasted Garlic, Olive, and Cranberry Pecan.	Locals and vacationers in San Diego, California.
Drinks	Developed	IZOLA offers coffee- and tea-based drinks, which can be served either hot or cold.	Locals and vacationers in San Diego, California.
Pantry Items and Merchandise	Developed	IZOLA also sells miscellaneous products from a bread knife, raw yeast, butter in bulk, IZOLA-branded shirts, and jams/preserves.	Locals and vacationers in San Diego, California.
Rental studio	Developed	IZOLA's previous bakery location was located at 710 13th St. in San Diego, CA. Today, this location is also a rental studio for events.	Local businesses and individuals in San Diego, California.

Intellectual Property

Trademark	Status	Serial Number	Description	Market
IZOLA	Active	97404423	"IZOLA" trademark is intended to cover the categories of bakery desserts; bakery goods; bakery products.	USA

Directors & Officers

Name	Board Service	Company Position(s)	Principal Occupation(s)	Business Experience
Jeffrey Brown	N/A	Manager, Co-Founder, and Head Baker	Co-Founder, Manager, and Head Baker @ IZOLA *March 2020 – Present* *San Diego, CA* Manage all food preparation and baking activities. Continuously curating a menu of "everyday", seasonal, and new culinary products.	Co-Founder, Manager, and Head Baker @ IZOLA *March 2020 – Present* *San Diego, CA* --- Founder, Director, and Executive Producer @ Tallgrass Pictures *October 1997 – March 2020* *San Diego, CA*
Jennifer Chen	N/A	Manager, Co-Founder	Co-Founder and Manager @ IZOLA *March 2020 - Present* *San Diego, CA* Managing product procurement, inventory management, and operational strategy, among many other ad-hoc responsibilities to ensure the bakery is operating smoothly. -- Associate Director of Merchandising @ Brilliant Earth *May 2008 – Present* *San Francisco, CA* Lead the merchandising, visual merchandising, and product development strategy.	Co-Founder and Manager @ IZOLA *March 2020 - Present* *San Diego, CA* --- Associate Director of Merchandising @ Brilliant Earth *May 2008 – November 2023* *San Francisco, CA* --- Senior Merchandise Manager @ Provide-Commerce (RedEnvelope) *March 2009 – March 2012* *San Diego, CA* --- Buyer @ Wal-Mart *August 2005 – April 2008* *Brisbane, CA*

Legal Matters

<u>Covered Persons</u>

Covered Persons are:
- directors, officers, general partners or managing members of the Company;
- beneficial owners of 20 percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- promoters connected with the issuer in any capacity at the time of the Offering;
- persons that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the Offering; and
- general partners, directors, officers, or managing members of any such solicitor.

<u>Governmental/Regulatory Approval and Compliance</u>
The Company is subject to U.S. laws and regulations affecting its domestic operations in the areas of labor, consumer protection, quality of services, safety, and other areas. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions by these various governmental bodies.

Specifically, IZOLA must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

In addition, our locations are subject to permitting and licensing requirements and regulations by a number of government authorities, which may include, among others, alcoholic beverage control, health and safety, sanitation, labor, zoning and public safety agencies in the state and/or municipality in which we are located. The development and operation of our locations depends on selecting and acquiring suitable sites that satisfy our financial targets, which are subject to zoning, land use, environmental, traffic and other regulations.

Our operations are also subject to federal and state labor laws governing such matters as minimum and tipped wage requirements, overtime pay, health benefits, unemployment taxes, workers' compensation, work eligibility requirements, working conditions, safety standards, and hiring and employment practices.

Our facilities must comply with the applicable requirements of the Americans with Disabilities Act of 1990 ("ADA") and related state accessibility statutes. Under the ADA and related state laws, we must provide equivalent service to disabled persons and make reasonable accommodation for their employment. When constructing or undertaking remodeling of our locations, we must make those facilities accessible.

We are subject to laws relating to information security, privacy, cashless payments and consumer credit protection and fraud. An increasing number of governments and industry groups worldwide have established data privacy laws and standards for the protection of personal information, including social security numbers, financial information (including credit and debit card numbers) and health information.

<u>Litigation</u>
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company, any predecessor entity of the Company, any entity under common control with the Company, or against any Covered Person of the Company.

<u>Bad Actor Disclosure</u>
"Bad actor" disqualifications include criminal convictions, court injunctions and restraining orders, final orders of state and federal regulators, SEC disciplinary orders, SEC cease-and-desist orders, SEC stop orders, suspension from a self-regulatory organization, and US Postal Service false representation orders.

None of the Company, any predecessor entity of the Company, any entity under common control with the company, or any Covered Person of the Company is subject to any bad actor disqualification under any relevant U.S. securities laws.

<u>Annual Reports</u>
The Company previously sold securities in Regulation Crowdfunding offerings and was thus subject to ongoing annual reporting requirements. In order to rely on Regulation Crowdfunding for this Offering, the Company cured its delinquency with respect to its annual reporting obligations and on June 24, 2024 filed with the Commission and provided to investors both of the annual reports required during the two years immediately preceding the filing of this Form C/A.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Please also see the "ANNUAL REPORT DISCLOSURE INFORMATION" within this Form C/A and the financial statements attached hereto as Exhibit A. The financial statements are an important part of this Form C/A and should be reviewed in their entirety.

Results of Operations

IZOLA Bakery's financial performance from 2020 through 2023 reflects a remarkable transformation and a period of exponential growth. The company's roots as a photo studio, established in 2004, took a significant turn in 2020 when it transitioned into the artisan bakery it is today. This pivotal shift marked the beginning of a new era for IZOLA, one characterized by rapid expansion and a growing reputation for exceptional baked goods.

In 2020, IZOLA's revenue was nascent, as the bakery was in its early stages of development. However, the company quickly gained traction, fueled by a passionate team, a commitment to quality, and a growing demand for artisan bread and croissants. The following years, saw IZOLA's revenue skyrocket, with an annual growth rate of 130% from 2020 through 2023. This impressive growth trajectory culminated in over $1.6 million in revenue for 2023, a testament to the company's successful transition and the strength of its brand. It is important to note that the 2023 revenue accounted for only ten months, as the company ceased operations in October 2023 as part of its relocation effort.

This period of exceptional growth can be attributed to several factors, including a focus on high-quality, organic ingredients, a dedication to traditional baking methods, and a strong connection to the local community. IZOLA's sourdough bread and croissants quickly became sought-after items, drawing a loyal following and generating significant buzz in the San Diego food scene. The company's success in navigating the challenges of a new venture and a rapidly changing market is a testament to its entrepreneurial spirit and its ability to adapt and innovate.

However, IZOLA has also experienced increased operating costs in recent years. In 2023, the company recorded $1.05 million in operating expenses, nearly doubling the $0.59 million from the previous year. Over the recorded years (2020–2023), payroll and lease expenses have accounted for most of the company's operating costs. IZOLA's focus on rapid growth, investment in premium ingredients, and dedication to fair employee compensation have all contributed to these increased operating costs. Despite the annual increases in operating expenses, the company has maintained substantial growth in its annual revenue, demonstrating its ability to scale operations effectively to meet growing demand. Nonetheless, the expansion costs have resulted in annual net losses, with the company posting a full-year 2023 net loss of $0.31 million.

The company's financial performance in early 2024 reflects significant changes due to its ongoing relocation. Although IZOLA has ceased its baking operations, it continues to generate revenue from leasing its bakery space, bringing in over $15,000 through April. This has helped the company maintain its revenue streams, although its operating costs have significantly impacted its net losses. As a result, the company has burned an average of $135,000 a month through the first four months of 2024. As of May 2024, Izola had $189,000 in cash on hand.

IZOLA Bakery has not yet achieved profitability. The company's focus on rapid expansion, investment in quality ingredients, temporary closure, and commitment to fair wages for its staff have contributed to higher operating costs. Additionally, unforeseen events, such as the temporary closure of its original location, have presented financial challenges. While IZOLA remains optimistic about its long-term prospects, it does not anticipate achieving profitability within the next twelve (12) months as it continues to invest in its growth strategy and navigate the complexities of the competitive bakery market.

Material Changes and Trends

In late 2023, IZOLA Bakery experienced a material change due to an unforeseen temporary closure of its original East Village location. This closure was necessitated by a violation of food permit requirements, requiring substantial upgrades to the kitchen and restaurant space to meet operational needs. While initially intending to reopen in early 2024 after renovations, the company ultimately decided not to return to its original location due to ongoing challenges with the century-old building.

This closure represented a significant shift for the company, forcing it to adapt and pivot its operations. However, IZOLA has demonstrated resilience and adaptability by securing a new location in the East Village and working diligently to reopen its doors as quickly as possible. The company remains committed to serving its loyal customer base and is focused on resuming normal operations while ensuring that the new location meets all necessary requirements and provides an even better experience for its customers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds may have an effect on our liquidity, as we currently have minimal cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

Capital Expenditures and Other Obligations

IZOLA is set to embark on a significant expansion, with the expectation of investing up to $7.5 million to establish a central production facility designed to serve as a hub for its bakery operations. To date, the company has secured up to $2,050,000 for the acquisition of the land and building, marking a crucial first step. This loan amount was issued to a 3320 Fairmount LLC, a related party of IZOLA, which is a guarantor of the loan. However, further funding is required to transform the space into a fully functional hub. IZOLA is actively pursuing a loan from a manufacturer to cover the estimated $2 million cost of procuring state-of-the-art automated production systems. In addition, the company anticipates an expenditure of up to $1.5 million for material handling equipment. The remaining funds from the $7.5 million budget will be allocated to essential renovations of the property, ensuring it meets IZOLA's operational needs and standards.

Additionally, it expects capital costs of at least $1 million to purchase its first Café bakeshop following the opening of IZOLA Main. While total development costs are unknown at this time, the company estimates its total capital costs for the ongoing development of IZOLA Main and store expansion plans to be up to $10 million. This amount may change throughout the Company's development process.

_____

THE OFFERING

The Company is offering up to 2,191,901 Membership Units for up to $4,460,700.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 28, 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $4,460,700.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price per Unit will be determined based on the following conditions, whichever comes sooner:

- For the first $500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on July 31, 2024, the Price Per Unit will be $1.80, equivalent to a Pre-Money Valuation of $23.37 million.

- From $500,001 to $1,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on September 15, 2024, the Price Per Unit will be $1.90, equivalent to a Pre-Money Valuation of $24.67 million.

- From $1,000,001 to $2,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on December 15, 2024, the Price Per Unit will be $2.00, equivalent to a Pre-Money Valuation of $25.97 million.

- From $2,000,001 to $3,500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on February 15, 2025, the Price Per Unit will be $2.10, equivalent to a Pre-Money Valuation of $27.27 million.

- From $3,500,001 to $4,460,700 in principal amount issued **or** up until 11:59 PM Pacific Time on April 28, 2025, the Price Per Unit will be $2.20, equivalent to a Pre-Money Valuation of $28.56 million.

The pre-money valuations listed above are based on the fully-diluted ownership of the Company as of the filing date of this Form C/A.

The price per Unit was determined by the Company at the time of filing of this Form C/A. The purchase price of the Units was determined primarily by the anticipated capital needs of the Company and bears no relationship to any established criteria of value such as book value, sales per Unit, or earnings per Unit.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received in escrow and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of two percent (2%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Issuer shall also pay an escrow fee equal to the greater of $1,000 or 35 basis points of the total amount raised, whichever is greater, upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

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THE SECURITIES

We request that you review the Term Sheet, Operating Agreement, and Subscription Agreement in conjunction with the following summary information of the Offering Terms.

See the "Company Securities Issued & Outstanding" section for details concerning our authorized capitalization.

Definitions

Price per Unit and Pre-Money Valuation. The Price per Unit and Pre-Money Valuation (based on the fully-diluted ownership of the Company as of the filing date of this Form C/A) are as follows:

- $1.80, equivalent to a Pre-Money Valuation of $23.37 million.

- $1.90, equivalent to a Pre-Money Valuation of $24.67 million.

- $2.00, equivalent to a Pre-Money Valuation of $25.97 million.

- $2.10, equivalent to a Pre-Money Valuation of $27.27 million.

- $2.20, equivalent to a Pre-Money Valuation of $28.56 million.

Membership Unit or Unit. Individual or fractional ownership in the company,

Member. Owner of Membership Units.

Manager. Managing Members of Tallgrass Pictures, LLC: Jeffrey Brown and Jennifer Chen.

Operating Agreement. Operating Agreement of Tallgrass Pictures, LLC, dated as of June 9, 2022, attached hereto as Exhibit F.

Right of First Refusal. Subject to transfer limitations and restrictions, no Member shall sell Units to another purchaser unless such Member first offers to sell the offered Units to the Company at the same terms and purchase price. In such case, the Member first must receive a bona fide written offer from a purchaser in order for a purchase price to be determined. The Member then shall notify the Company of the written offer and allow the Company to purchase the offered Units during a purchase period that lasts up to the 30th day at 11:59 PM (local time) from the Member's written notice.

Transfer Restrictions

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, daughter-in-law, son-in-law, sister-in-law, brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Lastly, the Securities have transfer limitations as outlined in the Company's Operating Agreement and Term Sheet, which include but is not limited to a Right of First Refusal.

IPO Lock Up

Furthermore, upon the event of an initial public offering, Tallgrass Pictures, LLC may need to transition into a new entity, enabling its equity securities to be tradeable on a public exchange. In doing so, the equity interests in the Company will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Investor Rights and Preferences
(No voting, anti-dilution, liability, dividend, interest, or preferred return)

The Securities have no voting rights as described in the Operating Agreement and Term Sheet. Investors who purchase Membership Units shall have no voting, approval, or consent rights to call meetings of the Members. Except as otherwise required in the Operating Agreement, which may be amended in the future to include or define specific voting rights for Members of this class or another class, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. This means the Managers of the Company have operational control of the Company and can make decisions without a vote or influence from any other Members. For the avoidance of doubt, the Membership Units purchased in this Offering will have no voting rights or influence in the Company.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

No Member shall be personally liable for any debt, obligation, or liability of the Company, except as provided by law or as specifically provided otherwise within the Operating Agreement. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations, or liabilities of the Company.

Unless expressly set forth in the Company's Operating Agreement, no interest, dividend, or preferred return shall be payable with respect to any Member's contribution to the capital of the Company.

Other Material Terms

If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 6.1 in the Operating Agreement.

No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

_____

USE OF PROCEEDS

IZOLA plans to use proceeds from the Offering for enhancing infrastructure by constructing new facilities, renovating existing ones, and upgrading essential systems. The acquisition of advanced equipment, including a Rademaker Croissant Line, Rheon Sourdough Line, and Technology Unlimited Material Handling Equipment, will further streamline and automate production processes. A significant investment in technology development, focusing on the creation of enterprise-grade production and sales management software, will modernize operations and improve customer service. Additional proceeds will fuel sales channel expansion, bolster capital reserves for unforeseen needs, and reduce high-interest debt.

The percentage allocated to each Company initiative may vary depending on proceeds raised.

	Aggregate Minimum Offering Amount	**Aggregate Maximum Offering Amount**
Total Proceeds	$ 25,000.00	$ 4,460,700.00
(Intermediary Fees)	$ (500.00)	$ (89,214.00)
(Escrow Fees)	$ (1,000.00)	$ (15,612.45)
Net Proceeds	$ 23,500.00	$ 4,355,873.55

The information presented below is net of intermediary fees and escrow-related fees incurred in connection with the Offering and due in advance of the Offering's close. The Company has the discretion to alter how proceeds are used based on general economic conditions or a change in business needs.



Target Offering Amount Chart

100%
Capital Reserves

Maximum Offering Amount Chart

10%
15%
10%
10%
55%
IZOLA Main Development
Capital Reserves
Sales Channel Expansion
Technology Improvements
Debt Servicing

IZOLA Main Development
Construction of the IZOLA Main building and site renovation, including the build-out of a two-story community and bakery center, outdoor dining area, and first-floor, indoor dining and production center. Additionally, we expect to spend capital on new equipment, including a Rademaker croissant production line, a sourdough production line, and material handling equipment.

Sales Channel Expansion
Costs associated with the build-out of Bread Café #2 and ancillary baking revenue streams, including a bake shop and a Bake at Home program.

Technology Improvements
Costs associated with the build-out of software management tools to facilitate production and sales-level data tracking and analysis.

Debt Servicing
Debt servicing costs associated with the IZOLA Main property, revenue sharing notes, and credit card balances from generally operating expenses.

Capital Reserves
Cash reserves for operational overhead costs associated with normal course of business operations, including payroll, supplies, raw materials, and other day-to-day expenses.

CURRENT OWNERSHIP & CAPITAL STRUCTURE

Company Securities Issued & Outstanding

Security	Amount Authorized	Amount Issued & Outstanding	Voting Rights	Other Rights or Terms	How this security may limit, dilute, or qualify securities issued in the Offering	Ownership Percentage (assume converted prior to Offering)
Membership Units	N/A	12,983,400	1 vote per unit for Managing Members only	No preferred returns Limitations on withdrawals and transfers No liability	The Securities will be diluted if/when the Company issues additional membership units.	100%

Revenue Share Note	$101,900 Principal Amount	$90,382.14 Principal Amount	N/A	The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date, when any balance remaining becomes due in full.	N/A	0%

Principal Security Holders

As of the date hereof, a majority of the Company is owned by Jeffrey Brown.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below.

Name	Security	Number Held	Voting Power Prior to Offering
Jeffrey Brown	Membership Units	9,600,000	73.94%

Exempt Offerings Conducted Within the Past Three Years

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
March 13, 2023	Regulation Crowdfunding	Membership Units, $2.00 per unit	$539,300	Croissant & sourdough equipment upgrade, IZOLA Main building planning services and debt servicing, and general corporate purposes
June 13, 2022	Regulation Crowdfunding	Membership Units, $1.00 & $2.00 per unit	$997,500	Croissant & sourdough, 710 13th St. facility renovations, IZOLA Main building planning services and debt servicing, and general corporate purposes
March 29, 2022	Regulation Crowdfunding	Revenue Sharing Note	$101,900	Build out café space at 710 13th St. and general corporate purposes

Material Terms of Any Debt

The Company owes the following:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Revolving credit	$78,388 as of April 2024	Up to 29.99%	Revolving	Minimum payments must be made each month that amounts to the interest charged per period plus 1% of the total balance. The Company expects to pay off its credit card balances from the proceeds of this raise.
Various investors	$90,382.14	N/A	January 1, 2031	On June 2022, the Company issued $101,900 in revenue

				sharing notes to investors. The revenue sharing notes will be repaid to investors at a rate of .306% of gross revenue, until 1.2x (or 1.3x for early bird investors) is returned, paid quarterly until the maturity date, when any balance remaining becomes due in full.
U.S. Small Business Administration (SBA)	$317,200.00	3.75%	August 5, 2051	The SBA loan is secured by any tangible and intangible assets purchased from the proceeds of this loan. Jeffrey Brown has personally guaranteed the repayment of this loan.
3320 Fairmount LLC	Remaining lease obligation: $4,492,581	N/A	August 4, 2047	On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. Rental payments fund the previously described loan obligations guaranteed by IZOLA as well as development and property improvement expenses. The Company's annual lease obligation is $193,924 through 2028, and the aggregate obligation thereafter is $3.6M. Monthly payments are currently $16,160. Payments are subject to increase if leasehold improvement expenses increase. The lease will terminate on the later of (A) August 4, 2047 or (B) the termination of the 3320 Fairmount LLC loans previously described. If the all loans and obligations related to tenant improvements are paid-in-full before the termination of this lease, monthly lease payments will be equal to the then-prevailing base rental rate for new triple net leases of comparable space in the City Heights area, excluding the value of the tenant improvements paid for by Tallgrass Pictures, LLC. Using current price per square foot per month for comparable properties, the monthly lease payments would be $17,000, excluding tenant improvements made by Tallgrass Pictures, LLC. This is a forward-looking estimate and is expected to change.

Related Party Transactions

From time to time the Company may engage in transactions with related parties. Related parties are defined as any director or officer of the Company; any person who is the beneficial owner of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such immediate family member.

The Company has engaged in the following transactions which may give rise to a conflict of interest with the Company, its operations, or its security holders.

Related Party	Relationship to Company	Dollar Amount	Nature of Transaction
Jennifer Chen	Managing Member	Par value: $24,000	Jeffrey Brown gifted Jennifer Chen 2,400,000 Membership Units in the Company in 2022.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$1,160,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow $1,160,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. The interest rate is fixed at 6.58% per annum, and the loan matures September 3, 2047. For the first five years of the loan's term, prepayment is permitted with a penalty starting at 5%, and reduced by 1% each subsequent year, on the prepaid amount. Thereafter, prepayment may be made without penalty but shall not exceed 20% of the outstanding principal amount each year. If the loan is refinanced and prepaid in full, the applicable prepayment penalty for that year shall apply. The balance of the loan was $1,142,782 as of May 2024.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	Up to $890,000 principal + interest	IZOLA has irrevocably and unconditionally guaranteed the repayment of principal and interest for the following: 3320 Fairmount LLC entered into a loan to borrow up to $890,000 to finance the acquisition and improvement of the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. The interest rate is variable (prime + 3%) and is currently 11.5% per

			annum. The loan matures September 3, 2047. Prepayment is permitted without penalty. The balance of the loan was $209,426 as of May 2024.
3320 Fairmount LLC	Limited liability company owned by Jeffrey Brown and Jennifer Chen	$375,731 paid through May 2024.	On August 1, 2022, the Company entered into a lease with 3320 Fairmount LLC for the IZOLA Main property at 3320 Fairmount Avenue in San Diego, California. Rental payments fund the previously described loan obligations guaranteed by IZOLA as well as development and property improvement expenses. The Company's annual lease obligation is $193,924 through 2028, and the aggregate obligation thereafter is $3.6M. Monthly payments are currently $16,160. Payments are subject to increase if leasehold improvement expenses increase. The lease will terminate on the later of (A) August 4, 2047 or (B) the termination of the 3320 Fairmount LLC loans previously described. If the all loans and obligations related to tenant improvements are paid-in-full before the termination of this lease, monthly lease payments will be equal to the then-prevailing base rental rate for new triple net leases of comparable space in the City Heights area, excluding the value of the tenant improvements paid for by Tallgrass Pictures, LLC. Using current price per square foot per month for comparable properties, the monthly lease payments would be $17,000, excluding tenant improvements made by Tallgrass Pictures, LLC. This is a forward-looking estimate and is expected to change.
Jeffrey Brown and Jennifer Chen	Managing Members	Up to $195,000	The Company has agreed to pay Jeffrey Brown and Jennifer Chen performance-based bonuses of up to $195,000 in the aggregate at an undetermined time. The Company reserves the right to decide when and how much shall be paid to each, not exceeding $195,000.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeffrey Brown
(Signature)

Jeffrey Brown
(Name)

Manager
(Title)

October 29, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Pitch Deck
Exhibit E   Articles of Organization
Exhibit F   Operating Agreement
Exhibit G   Term Sheet
Exhibit H   Webinar Transcript

EXHIBIT A

Financial Statements

Izola Bakery

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Auditor's Report

To Management of:
Izola Bakery
San Diego, CA

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Tallgrass Pictures, LLC (d/b/a Izola Bakery), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tallgrass Pictures, LLC as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tallgrass Pictures, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.
• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tallgrass Pictures, LLC's internal control. Accordingly, no such opinion is expressed.
• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tallgrass Pictures, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has experienced losses since inception and has relied on debt and equity raised via crowdfunding to fund operations and these conditions raise doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
June 14, 2024

Izola Bakery

Balance Sheet

As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 604,726	$ 348,900
Inventories	1.h	35,505	42,132
Investment receivable	2	98,497	-
Total Current Assets		738,728	391,032
Noncurrent Assets			
Property, plant, and equipment, net	3	353,299	161,034
Right-of-use assets, operating leases	6	1,677,628	1,748,764
Total Noncurrent Assets		2,030,927	1,909,798
Total Assets		2,769,655	2,300,830
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	4	56,463	83,298
Debt, current	5	6,493	4,538
Operating lease liabilities, current	6	193,924	157,841
Total Current Liabilities		256,880	245,677
Noncurrent Liabilities			
Debt, noncurrent	5	401,111	407,604
Operating lease liabilities, noncurrent	6	1,560,110	1,613,749
Total Noncurrent Liabilities		1,961,221	2,021,353
Total Liabilities		2,218,101	2,267,030
Members' Equity		551,554	33,800
Total Liabilities & Members' Equity		$ 2,769,655	$ 2,300,830

See independent auditor's report. The accompanying notes are an integral part of these financial statements.

Izola Bakery
Statement of Income
For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	7	$ 1,647,324	$ 1,093,519
Cost of goods sold	1.m	891,308	753,837
Gross Profit		756,016	339,682
Operating Expenses			
Wages, payroll taxes and benefits		489,198	284,166
Lease expense	6	307,452	131,705
Supplies and small equipment		62,401	33,747
Legal and other professional fees and services		38,772	21,174
Utilities		36,750	28,843
Repairs and maintenance	1.o	32,081	29,222
Communications and information technology		27,385	21,542
Travel		14,139	3,580
Advertising and promotion	1.n	10,494	11,133
Other operating expense		8,662	5,354
Permits and taxes other than income tax		5,177	6,774
Insurance		4,751	3,517
Depreciation	3	15,232	9,232
Total Operating Expenses		1,052,494	589,989
Operating Income (Loss)		(296,478)	(250,307)
Other Income (Expense)			
Interest income		9,902	-
Interest expense	5	(22,984)	(12,724)
Grant income	8	-	15,000
Total Other Income (Expense)		(13,082)	2,276
Net Income (Loss)		$ (309,560)	$ (248,031)

See independent accountant's audit report. The accompanying notes are an integral part of these financial statements.


Izola Bakery

Statement of Changes in Members' Equity

For the years ended December 31, 2023 and 2022


	General Member's Equity	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2022	$ 328,468	$ (429,875)	$ (101,407)
Net loss	-	(248,031)	(248,031)
Issuance of member's equity, net of equity issuance costs	383,238	-	383,238
Balance at December 31, 2022	711,706	(677,906)	33,800
Net loss	-	(309,560)	(309,560)
Issuance of member's equity, net of equity issuance costs	827,314	-	827,314
Balance at December 31, 2023	$ 1,539,020	$ (987,466)	$ 551,554

Izola Bakery
Statement of Cash Flows
For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (309,560)	$ (248,031)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation	15,232	9,232
Amortization of right-of-use assets	71,136	29,640
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	86,368	38,872
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	6,627	37,229
Investment receivable	(98,497)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(26,835)	23,258
Operating lease obligations	(17,556)	-
Net Cash Provided by (Used in) Operating Activities	(359,453)	(148,672)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(207,497)	(80,812)
Net Cash Provided by (Used in) Investing Activities	(207,497)	(80,812)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	-	94,942
Repayment of debt	(4,538)	-
Issuance of member equity, net of equity issuance costs	827,314	383,238
Net Cash Provided by (Used in) Financing Activities	822,776	478,180
Net Increase (Decrease) in Cash and Cash Equivalents	255,826	248,696
Cash and cash equivalents at beginning of year	348,900	100,204
Cash and Cash Equivalents at End of Year	604,726	348,900
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	22,984	12,724
Noncash Investing and Financing Activities		
Right-of-use assets acquired in exchange for new operating lease liabilities	$ -	$ 1,771,590

Notes to the Financial Statements

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

Izola Bakery (the Company) is a small-batch artisan bakery in San Diego that specializes in hot from the oven croissants and sourdough and takes action on a justice-based mission. IZOLA is planning to open 12 additional locations and has identified a site and completed construction documents for a dough factory to supply the new location. IZOLA is currently closed and planning to open in a new location in June 2024.

In October 2023 the Company was required to suspend retail operations at its 13th Street location because the Company's sales volume and employee head count exceeded the maximum allowable per its health permit. Accordingly, revenue for the year ended December 21, 2023 is based on 10 months of sales instead of a typical 12 month year as is presented for 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

9

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The fair values of assets approximate their carrying value due to the relatively short periods to maturity. The fair value of the company's long-term debt approximates their carrying value as the terms and conditions are comparable to current market conditions or due in a relatively short period of time.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company is a limited liability company that has elected to be taxed as a C-corporation.

The Company accounts for income taxes using the asset and liability method in accordance with ASC Topic 740, Income Taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in a tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company also accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. This guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company's income tax returns. As of December 31, 2023, the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. There are no estimated interest costs or penalties provided for in the Company's financial statements for the years ended December 31, 2023 and 2022. If at any time the Company should record interest and penalties

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses.

For the years ended December 31, 2023, and 2022 the Company had Net Operating Loss carryforwards and reserves as follows:

	2023	2022
Net Operating Loss Carryforwards (federal)	$ 570,203	$ 228,825
Valuation Allowance	$ (570,203)	$ (228,825)
Net Provision for income tax	-	-

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022 the Company's cash consisted of deposits held in business checking and savings accounts at financial institutions in the United States.

h. Inventories

Inventory is stated at the lower of cost (first-in, first-out) or market. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company did not have any reserves for slow-moving and obsolete inventory at December 31, 2023 and 2022. Inventory as of December 31, 2023 and 2022 consists mostly of raw materials.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

for the major classes of assets:

Machinery, equipment, furniture and fixtures	5-7 years

j. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. ASU 2023-01, Leases (Topic 842): Common Control Arrangements requires amortizing leasehold improvements for leases between entities under common control over the useful life of those assets, regardless of the lease term. Accordingly, the cost of leasehold improvements is charged to depreciation using the straight-line method over the estimated useful lives of the improvements. The Company estimates that leasehold improvements will have a useful life of 20 years. As of December 31, 2023 and 2022, leasehold improvements had yet to be placed in service.

k. Leases

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (''ROU'') assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

On March 27, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-01, Leases (Topic 842): Common Control Arrangements, to address two issues related to accounting for arrangements between entities under common control: (1) the terms and conditions to be considered, and (2) leasehold improvements. The new guidance provides a practical expedient for arrangements between entities under common control that allows an in-scope entity to use the written terms and conditions of the arrangement to determine whether it contains a lease, rather than using the legally enforceable terms and conditions. Under this practical expedient, an entity should consider whether the written terms and conditions convey the practical, rather than enforceable, right to control the use of an identified asset. If the arrangement is or contains a lease, the entity must classify and account for that lease based on the written terms and conditions under the practical expedient. The practical expedient applies to both lessors and lessees, and can be elected on an arrangement-by-arrangement basis. The Company has elected for early adoption of this new standard and has made effective for the years ended December 31, 2022 and 2023.

The Company leases its facility from an entity under common control and has determined that the arrangement qualifies as a lease arrangement. Accordingly, the Company records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

l. Revenue recognition

The Company generates revenue from its sale of finished goods and services and records revenue in accordance with ASC Topic 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company's revenue from its bakery is derived from sales at its location and is recognized at the time of sale. The Company recognizes revenue from production services and studio rental once the services have been delivered.

m. Cost of goods sold

Cost of goods sold includes the following expenses; raw material and packaging costs, point of sale credit card and payment processing fees, and costs of labor involved in the baking process, including salaries, payroll taxes, and other benefits.

n. Advertising expenses

Advertising and promotional costs are expensed as incurred.

o. Repair and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

p. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Investment receivable

As of December 31, 2023, the Company recorded an investment receivable for funds that had been raised via a Crowdfunding campaign from Mainvest but had yet to be received. These funds were received in cash in early January 2024.

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2023	2022
Machinery and equipment	$ 891,779	$ 807,205
Leasehold improvements	203,566	80,643
Total Cost	1,095,345	887,848
Total Accumulated Depreciation	(742,046)	(726,814)
Total	$ 353,299	$ 161,034

Depreciation expense for the year ended December 31, 2023 and 2022 was $15,232 and $9,232, respectively.

4. Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	2023	2022
Trade accounts payable	$ 33,123	$ 1
Credit card liabilities	20,040	55,235
Accrued payroll and related benefits	1,705	19,172
Sales and excise tax payable	1,595	8,890
Total	$ 56,463	$ 83,298

5. Debt

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2023.

b. Accounts by period and repayment schedule

Long-term debt consists of the following:

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

	2023	2022
Revenue Sharing Note	$ 90,404	$ 94,942
SBA EIDL Loan	317,200	317,200
Total debt	407,604	412,142
Less: current portion	(6,493)	(4,538)
Long-term portion of debt	$ 401,111	$ 407,604

On May 26, 2020 the Company received $122,400 in an Economic Injury Disaster Loan ("EIDL" or the "Loan") from the Small Business Administration ("SBA"). The loan carried an annual interest rate of 3.75% per annum and installment payments, including principal and interest, of $597 monthly beginning 12 months from the date of the note and matures 30 years from the date of the note.

On August 5, 2021, the SBA modified the loan and increased the amount to $317,200. The interest rate was unchanged and the payment increased to $1,601 monthly, beginning 24 months from the date of the original note. The balance of principal interest is due 30 years from the date of the original note.

The Company's Revenue Sharing notes are to be repaid to investors at a rate of .306% of gross revenue, paid quarterly until the maturity date of January 1, 2031, when any balance remaining becomes due in full.

Principal repayments on long-term debt over the next five years are as follows:

2024	$ 6,493
2025	12,926
2026	15,011
2027	17,251
2028	19,977
Subsequent	335,946
Total	$ 407,604

6. Leases

The Company rents a facility from an entity under common control, 3320 Fairmont LLC ("landlord"). The facility is currently a 5,000 square foot building on an 18,000 square foot lot with parking. Improvements are underway to increase the size of the building to 13,000 square feet. The amounts paid under the lease will vary as the landlord expands the property. As this entity is under common control, management has estimated

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

the amounts to be paid over the life of a 300 month lease based on estimated timing and amounts for improvements over this timespan. These amounts are based on the estimated service of the debt (refer to Note 9 for more information on debt guarantees) plus amounts for property tax and maintenance. The Company has classified this lease as an operating lease.

Amounts reported in the balance sheets as of December 31, 2023 and 2022 were as follows:

	2023	2022
Operating lease ROU assets	$ 1,677,628	$ 1,748,764
Operating lease liabilities (current and noncurrent)	$ 1,754,034	$ 1,771,590

During 2023, cash paid for amounts included in the measurement of operating lease liabilities was $157,841.

Other information related to leases as of December 31, 2023 and 2022 was as follows:

	2023	2022
Weighted average remaining lease term: Operating leases	24 years	25 years
Weighted average discount rate: Operating leases	10%	10%

A summary of the maturity of the Company's lease liabilities is as follows:

2024	$ 193,924
2025	193,924
2026	193,924
2027	193,924
2028	193,924
Subsequent	3,603,763
Total undiscounted lease payments	4,573,383
Less: imputed interest	(2,819,349)
Total lease liabilities	$ 1,754,034

The Company includes expenses on short-term leases in lease expense on the statement of income. These short-term leases are not included in right of use asset or lease liability calculations on the balance sheet. For the years ended December 31, 2023 and 2022, lease expenses includes payment for short-term leases of $98,428 and $81,962, respectively.

7. Revenue

Revenues consist of the following:

	2023	2022
Food and beverage sales	$ 1,631,959	$ 1,084,095
Studio and catering sales	15,365	9,424
Total Revenues	$ 1,647,324	$ 1,093,519

8. Grant income

In 2022, the Company received $10,000 in grants under the San Diego County Small Business Brant program and City of San Diego Small Business and Nonprofit Relief Grant Program. The Company used these funds for payroll and rent costs in compliance with the grant terms and has recognized these funds as other income for the year ended December 31, 2022.

9. Commitments and contingencies

In accordance with *ASC 460*, *Guarantees*, the Company has disclosed the following financial guarantees and the associated obligations. The Company has guaranteed certain obligations of 3320 Fairmont LLC, in relation to a loan obtained by 3320 Fairmont LLC from Live Oak Banking Company.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $1,160,000 Promissory Note (the "Loan") from Live Oak Banking Company to 3320 Fairmont LLC. The Loan matures on September 3, 2047, and bears interest at a rate of 6.58% per annum. The guarantee obligates the Company to perform in the event that 3320 Fairmont LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the Loan is fully repaid. As of December 31, 2023, the outstanding principal balance of the Loan was $1,150,684. The Company would be required to perform under the guarantee if 3320 Fairmont LLC fails to make any required payments of principal or interest on the Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmont LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmont LLC will fail to meet its obligations under the Loan.

The Company has irrevocably and unconditionally guaranteed the repayment of principal and interest on a $890,000 SBA Loan (the " SBA Loan") from the Small Business Administration to 3320 Fairmont LLC. The SBA

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

Loan is for the purchase of real estate and construction, matures on September 3, 2047, and bears interest at a variable rate that was 11.5% per annum as of December 31, 2023. The guarantee obligates the Company to perform in the event that 3320 Fairmont LLC fails to make timely payments of principal and interest. The guarantee remains in effect until the SBA Loan is fully repaid. As of December 31, 2023, the full amount of the approved SBA Loan had not yet been drawn and the outstanding principal balance was $209,426. The Company would be required to perform under the guarantee if 3320 Fairmont LLC fails to make any required payments of principal or interest on the SBA Loan when due. In the event the Company is required to perform under the guarantee, it has rights of indemnity against 3320 Fairmont LLC for any amounts paid under the guarantee. The Company believes that it is remote that 3320 Fairmont LLC will fail to meet its obligations under the SBA Loan.

The maximum potential amount of future principal payments the Company could be required to make under these guarantee is $2,050,000, plus any accrued but unpaid interest.

The Company has not received any fees from 3320 Fairmont LLC for providing the guarantee.

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Related party transactions

The Company is currently paying to the Manager (co-founder Jeffrey Brown) compensation of $16.30 per hour. The Company is also paying compensation to Jennifer Chen (co-founder) of $16.30 per hour for her services as an executive of the Company. It is anticipated that such compensation may be adjusted from time to time (and may be changed from per hour compensation to an annual salary with benefits) based on the success of IZOLA, market conditions, compensation paid to others for similar services, and other factors, as determined by Manager in his good faith discretion.

The Company has agreed to pay Jeffrey Brown (Manager and co-founder) and Jennifer Chen (executive and co-founder) performance bonuses of up to $195,000 in the aggregate. The Manager shall determine the final amount and timing of the bonus payments based on the Company's ability to pay the performance bonuses as determined by Manager, in Manager's sole good faith discretion, provided that the total of the performance bonuses both to Brown and Chen shall not exceed $195,000 in the aggregate.

11. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Izola Bakery
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, during the year ended December 31, 2023 the Company incurred losses of $309,560 (2022 - $248,031). The Company has relied on equity raised via crowdfunding campaigns and debt to cover losses and fund its operations. Those factors and conditions create a doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has developed a plan to raise capital via additional crowdfunding campaigns. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12. Subsequent events

In March of 2024, the Company completed a Regulation CF offering to fund various activities including but not limited to: new product development, real estate development for company use, debt reduction, technology improvements, equipment purchases, workforce recruiting, expansion and training.

On June 6, 2024, the Company received health department final approval on its new retail baking and sales location at 1429 Island Avenue in San Diego. The new location seats 170 with a patio that opens on an urban park with a children's playground and dog park and tenant improvements are nearly completed.

Additionally, the Company is planning a new dough manufacturing facility and bakeshop in City Heights neighborhood that will allow an increase in production of 20x, while improving quality and taking action on justice based principals. The Company is leasing the land from the Company founders and the Company will invest an additional 5.5 million dollars (1.1M increase on already approved SBA 504 loan, 4.4M in additional Regulation CF equity raise at Microventures launching in June 2024).

Management evaluated all activity of the Company through June 14, 2024 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Tallgrass Pictures, LLC

Financial Statements and Report

December 31, 2021 and 2020

Table of Contents

EXHIBIT B

Company Summary



Company: IZOLA Bakery

Market: Bakery

Product: Hot-from-the-oven croissants and sourdough bread

Company Highlights

- Ranked as Yelp's number one bakery in the U.S. in 2022,[i] and second in the top spots for croissants in the U.S. in 2023[ii]
- Generated more than $1.6 million in annual revenue in 2023, representing 130% annual growth from its bakery's launch in 2020
- Has received over 1,000 5-star reviews on Yelp from loyal guests who rave about IZOLA's exceptional quality, warm atmosphere, and outstanding customer service[iii]
- IZOLA plans to open a new 5,000 square-foot, 170 seat bakeshop in San Diego in Q2 2024, with unique features like a bake bar where customers can sit at the ovens and talk to the bakers

WHY IT'S INTERESTING

Picture a bakery where every customer experience is delightful with amazing food, great hospitality, and elevated service. IZOLA does everything differently, from baking all day long to providing unique customer experiences.

Amidst the COVID lockdown in 2020, IZOLA Bakery began bringing European-inspired bread experiences filtered through an American culinary lens. IZOLA is now poised to rock the food world with more than 27 novel flavors of croissants and sourdough bread that push the boundaries of "what a croissant is" with flavors like Bibimbap croissant or Date Shake Croissant and 25 others. The new flavors will be rolled out—2 per month—over the next year. With a passion for hospitality, testing, innovation, and operational excellence, the IZOLA duo, Jeffrey Brown and Jennifer Chen, grew the bakery to be ranked the number one bakery in the U.S. within two years of operations.[iv]

- **Product Traction:** IZOLA has experienced exponential growth since opening its bakery doors in 2020, largely driven by word-of-mouth advertising from a loyal, enthusiastic community. It generated over $1.6 million in sales in 2023 from just two products— croissants and sourdough – which represents a 130% annual revenue growth rate from 2020.
- **Culinary Innovation:** IZOLA's menu is highly refined, serving only croissants and sourdough. With the vision to turn a bakery into a fine dining experience, distinct flavors, flawless execution, and founders' unique vision create an unworldly culinary experience.
- **Expansion Plans:** To scale operations, IZOLA is developing a state-of-the-art dough factory and bakeshop to serve as a production hub for brick-and-mortar and other expansion channels. This facility is being designed to supply a future network of IZOLA Bread Cafés throughout Southern California and enable expansion into retail and direct-to-consumer channels.

Pitch Deck / Webinar


Jeffrey Brown and Jennifer Chen were traveling in France in March 2020 when the COVID-19 pandemic broke out. They returned to their home in San Diego, California to uncertain times with Jeffrey's photo and film studio business shut down during lockdown. Looking to bring joy to the East Village neighborhood in San Diego, Jeffrey and Jenny turned the 3,000 square foot, 3rd floor film studio into an artisan bakery named after Jeffrey's grandmother who always had something good to eat and a hot cup of coffee in her kitchen.[v] With no professional cooking experience, Jeffrey and Jenny knew they wanted every croissant and loaf of sourdough to come from the best-tasting ingredients delivered to customers hot-from-the-oven. Whether customers are looking for a freshly baked croissant in unique flavors like a Ramen Croissant or Moroccan black olive chocolate, or naturally leavened handmade sourdough, IZOLA's reputation for carefully crafted experiences them the number one bakery spot in the U.S. in 2022 according to Yelp.[vi]



IZOLA TEAM 45 member strong in June 2024 in the new IZOLA ISLAND facility.

PERKS

You are investing in Membership Units in this Offering. The perks below are subject to <u>Regulation CF investment limits.</u>

The price per Unit of your investment will be determined based on the following conditions, whichever comes sooner:

- For the first $500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on July 31, 2024, the Price Per Unit will be $1.80, equivalent to a Pre-Money Valuation of $23.37 million.



- From $500,001 to $1,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on September 15, 2024, the Price Per Unit will be $1.90, equivalent to a Pre-Money Valuation of $24.67 million.

- From $1,000,001 to $2,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on December 15, 2024, the Price Per Unit will be $2.00, equivalent to a Pre-Money Valuation of $25.97 million.

- From $2,000,001 to $3,500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on March 15, 2025, the Price Per Unit will be $2.10, equivalent to a Pre-Money Valuation of $27.27 million.

- From $3,500,001 to $4,460,700 in principal amount issued **or** up until 11:59 PM Pacific Time on April 28, 2025, the Price Per Unit will be $2.20, equivalent to a Pre-Money Valuation of $28.56 million.

The pre-money valuations listed above are based on the fully-diluted Membership Units outstanding as of the filing date of the Form C.

COMPANY SUMMARY

Opportunity

The bakery industry is a resilient and consistently performing sector within the food and beverage market with around 10,350 bakeries in the U.S. alone. [vii] Valued at approximately $50 billion annually across various channels in North America, the bakery market has shown steady growth, even during economic downturns. Key long-term challenges, such as labor shortages and rising input costs, present opportunities for investors willing to deploy capital to modernize facilities, invest in automation, and enhance efficiencies. The fragmented nature of the industry, with many undercapitalized regional operators, opens the door for consolidation and strategic growth. By addressing these inefficiencies, investors can build world-class bakery operations that meet the growing consumer demand for both traditional and innovative bakery products.[viii]

Ranked as the number one bakery in the U.S. in 2022 by Yelp,[ix] IZOLA is an artisan bakery that serves croissants and sourdough bread. Its founders, Jenifer Chen and Jeffrey Brown, aim to address the bakery industry's challenges through strategic initiatives focused on intentional modernization that improves food quality and guest experience and enhances operational efficiencies. Presently operating in San Diego, IZOLA is scaling up to meet growing consumer demand by constructing a state-of-the-art dough innovation center and bakeshop, which aims to eventually serve multiple IZOLA Bread Cafes across Southern California and wholesale, grocery, and direct-to-consumer channels. The integration of cutting-edge food and operations technology will enable significant production increases while maintaining high-quality standards and delightful hospitality.[x]


Product

Croissants

IZOLA's croissants are made with organic flour, butter from Normandy, organic eggs and sugar, and organic milk; each croissant boasts 96 delicate layers achieved through meticulous testing, technique, and process control. This commitment to using the best tasting ingredients results in a croissant with a beautifully layered appearance and delicious flavor, with flaky layers and a rich buttery taste, always served hot-from-the-oven. The bakery offers classic croissants as well as unique variations like Tahitian Vanilla Knots, Ugly Bits and soon to launch new flavors like the Carnitas Croissants and Croissant Crust Pizza, further showcasing their creativity and passion for hospitality, service and unique culinary experiences. IZOLA is a process driven company that uses extensive in-house training (for example new employees receive 8 days of training from a 148-page training manual), observable dough production and performance baking metrics (see our croissant quality control tool below that measures size, cook and crumb – we measure every batch), and constant drive to improve to reach IZOLA's simple goal of a delightful customer experience.







IZOLA Quality Control Tool


IZOLA offers a variety of croissants available for pre-order and dine in, all served hot-from-the-oven which include:









Croissant

An engineering marvel, 96 gossamer layers of butter from Normandy make this the lightest and most flavorful croissant in San Diego. It takes 4 days to make, resulting in mind-blowing flavor.

Chocolate Croissant

Filled with Valrhona grand cru dark chocolate and crafted using organic milk, butter from Normandy, organic flour from Utah, and free-range organic eggs.

Tahitian Vanilla Knot

IZOLA's Tahitian Vanilla Knot is a sensual and luxurious braided croissant with whole Tahitian vanilla beans steeped into the milk. Enrobed in a vanilla-scented glaze.

Moroccan Black Olive Chocolate Croissant

Bi-Color Black Olive Chocolate, restrained, and nutty with the earthiness of dark chocolate. Moroccan dry cured black Beldi olives play beautifully with Valrhona dark chocolate and a hint of buckwheat, finished with a light brushing of walnut oil.







Everything Croissant

Topped with white and black sesame seeds, poppy seeds, and garlic on IZOLA's signature croissant.

Almond Croissant

Twice baked using almond cream crafted from house ground California almonds, organic milk and eggs, a hint of brandy, and topped with sliced almonds and powdered sugar.

Chocolate Almond Croissant

Filled with frangipane cream from house ground California almonds and organic milk and eggs, and also includes melted Valrhona dark chocolate, a hint of brandy, and topped with sliced almonds and powdered sugar.


Sourdough

In addition to croissants, IZOLA offers naturally leavened, hand-made sourdough bread. Ingredients include organic High Mountain flour, water, sea salt, and wild sourdough leaven. IZOLA's sourdough bread can be purchased in numerous flavors that include, Seedy Multigrain, Roasted Garlic, Olive, and Cranberry Pecan.



Drinks

To complement its bakery products, IZOLA also provides beverages which include coffee drinks made with grass-fed milk and Verao single origin espresso beans in partnership with Talitha, a social enterprise that provides support services to help change the lives of trafficking victims. In addition to coffee-based beverages, IZOLA also invented the Hot Potion, a witch's brew of fresh mint, fresh thyme, dried mint, lemon and honey; it's strange, medicinal, and delicious.






Double Cappuccino   Latte   Americano   Hot Potion (or iced)



Pantry Items and Merchandise

Additionally, IZOLA offers for sale bread knives, Izola t-shirts, fresh yeast, Beurre D'lsigny butter, and Bonne Maman cherry jam.[xi]











Bonne Maman
Cherry Preserves

IZOLA

Isigny
Ste Mère
Beurre d'Isigny
A.O.P.

Use of Proceeds

IZOLA plans to use proceeds from the raise to enhance infrastructure by constructing new facilities, renovating existing ones, and upgrading essential systems. The acquisition of advanced equipment, including a Rademaker Croissant Line, Rheon Sourdough Line, and Technology Unlimited Material Handling Equipment, will further streamline and automate production processes. A significant investment in technology development, focusing on enterprise-grade production and sales management software, will modernize operations and improve customer service. Additional proceeds will fuel sales channel expansion, bolster capital reserves for unforeseen needs, and reduce high-interest debt.

If IZOLA raises the minimum ($25,000) offering amount, it expects to use all the proceeds towards capital reserves after accounting for the 2% intermediary fee. If it raises the maximum ($4,460,700) offering amount, it intends to use the proceeds as follows, also net of the 2% fee:



Maximum Offering Amount
10%
15%
10%
10%
55%
IZOLA Main Development
Capital Reserves
Sales Channel Expansion
Technology Improvements
Debt Servicing



- **IZOLA Main Development:** Construction of the IZOLA Main building and site renovation, including the build-out of a two-story community and bakery center, outdoor dining area, and first-floor, indoor dining and production center. Additionally, the company expects to spend capital on new equipment, including a Rademaker croissant production line, a sourdough production line, and material handling equipment.
- **Sales Channel Expansion:** Costs associated with the build-out of Bread Café #2 and ancillary baking revenue streams, including a bake shop and a Bake at Home program.
- **Debt Servicing:** Debt servicing costs associated with the IZOLA Main property, revenue sharing notes, and credit card balances from general operating expenses.
- **Capital Reserves:** Cash reserves for operational overhead costs associated with the normal course of business operations, including payroll, supplies, raw materials, and other day-to-day expenses.
- **Technology Improvements:** Costs associated with the build-out of software management tools to facilitate production and sales-level data tracking and analysis.

Product Roadmap

The IZOLA team continuously experiments with new flavors throughout the year. Currently, IZOLA has plans to release at least 27 new flavors across its croissant and sourdough lineup over the next year. Here's a sneak peak at a few upcoming releases. IZOLA will maintain its tightly focused menu to maintain high quality and limit operational complexity.



IZOLA Carnitas Croissant

Inspired by the Tijuana Carnitas street taco, this unique croissant is filled with hand pulled carnitas, chicharon, cilantro, and grilled lime.



Bananas Foster Croissant

Housemake bananas foster baked in IZOLA Signature dough, served hot-from-the-oven with a cylinder of vanilla gelato shot into the core.



IZOLA Ramen Croissant

IZOLA Ramen Croissant – served with a shot glass of ramen broth.



Nduja, Hot Honey + Mascarpone Croissant Pizza

Combines spicy 'nduja sausage, sweet hot honey, and creamy mascarpone cheese atop a flaky croissant crust for a blend of bold and indulgent flavors.





IZOLA Smores Croissant

IZOLA Island

To keep up with surging demand and immense media attention, IZOLA has embarked on a mission to redefine the IZOLA experience, even if it means temporarily shutting its doors.[xii] IZOLA shut down its initial shop on 13th Street in October 2023,[xiii] and has acquired a larger 5,000 square-foot, 170 seat space, remaining in San Diego's East Village and just two blocks from its original location.[xiv] This new space, called IZOLA Island, will host bake bar on its main level where guests can sit at the bar and watch the croissants come out of the beautiful SALVA ovens imported from Spain and a high ceilinged, cafe area with both indoor and outdoor seating, overlooking the Fault Line Park. It has been rumored that IZOLA is looking to roll out some innovative dishes and pastries, such as a ramen croissant with miso, mustard greens and a shot of broth, in addition to chicken cordon bleu and carnitas croissants.[xv] [xvi] The company is aiming to relaunch in this new location in June 2024.[xvii]



Oven installation and renovations at IZOLA's new East Village location


IZOLA Main

The company has also announced plans to open a multi-level Dough Factory and Eatery headquarters in a new 13,000-square-foot location based in the City Heights neighborhood.[xviii] Called IZOLA Main, this new location is expected to serve as its production facility and café, with plans to open in Q1 2026. This project is expected to have several sustainable features, including zero emissions operations, material handling which will reduce paper usage by 25,000 lbs per year, and high-efficiency heat pump temperature control.



IZOLA Main Front View Rendering



IZOLA Main Croissant Production Line – Rademaker Equipment




IZOLA Main Top Floor Dining Room Rendering


IZOLA Main Bottom Floor Dining Room Rendering



Sales Channel Expansion

In addition to IZOLA Island and IZOLA Main, IZOLA is planning to expand its sales pipeline in the next couple of years, first beginning with opening its second bread café.

IZOLA Bread Cafés	IZOLA Bake Truck	IZOLA Bake at Home / Wholesale
Bread Cafés are small (<1,000 square feet) bakeshops serving hot-from-the-oven sourdough and croissants all day + supplied for night-time demand from IZOLA Main. Bread Café #2 (IZOLA Island is considered Bread Café #1) is expected to open in Q2 2025.	IZOLA Bake Truck is a food truck concept turned inside out, with ovens baking fresh sourdough and croissants on the outside of the truck. The bake truck will also be used to enhance product awareness ahead of Bread Café openings and is expected to be rolled out in late-2026.	IZOLA's Bake at Home program will serve as the birth of its wholesale channel, where consumers and business can purchase frozen ingredients supplied by IZOLA to bake sourdough and croissants at their own house or business location.

Business Model

IZOLA has developed the technology to create a scalable artisan bakery. After researching ways to increase production up to 20 times current production levels while improving quality, the IZOLA team is aiming to delight customers without sacrificing scale. IZOLA's dough factory is being designed to feed multiple sales channels (IZOLA's own bakeshops, food service/grocery and direct-to-consumer with artisan quality hot-from-the-oven croissants and sourdough.[xix]

As a premium bakery, the price point for its pastries and baked goods varies. Here are some pricing examples from the shop:

- Traditional Croissant: $7.18 each, $39.20 for a 6-pack
- Chocolate Croissant: $8.45 each, $46.07 for a 6-pack
- Specialty Croissants: $7.84 - $11.75 each
- Sourdough Bread: $11.98 - $17.58 per loaf

USER TRACTION

Since opening in San Diego's East Village neighborhood in 2020, IZOLA has fulfilled over 374,000 orders, sold nearly 250,000 croissants, and close to 35,000 orders of sourdough. Before temporarily closing its shop, IZOLA experienced a record-breaking quarter in Q3 2023 in which the bakery fulfilled nearly 60,000 in unit sales across croissants, sourdough, drinks, specialty pastries, and pantry items. Notably, IZOLA increased its unit sales by 248% from 2021 to 2022. Additionally, during the first three quarters of 2023, unit sales rose 59% compared to the same period in the previous year. The chart below depicts order growth every quarter from Q4 2020 to Q3 2023.





The chart below represents the breakdown of sales between the various croissants sold at IZOLA from Q4 2020 through Q3 2023. The traditional croissant makes up over 30% of croissant sales while chocolate croissants make up nearly 25% of total croissant sales.



The chart below represents the breakdown of sales between various sourdough breads from 2020 through Q3 2023. Wild sourdough makes up nearly half of total sales while the specialty types make up over half of the remaining sales.





Foot Traffic

From late 2020 to the end of September 2023, IZOLA recorded over 260,000 individuals passing through its store. Remarkably, during this entire period, the bakery consistently experienced positive growth in foot traffic, never posting a decline. Notably, as COVID-19 restrictions subsided, the bakery experienced a significant surge in foot traffic, with a 231% increase from 2021 to 2022. In correlation with unit sales, IZOLA also witnessed a record number in foot traffic in Q3 2023 with over 42,000 people passing through the bakery. The chart below depicts IZOLA's foot traffic every quarter from Q4 of 2020 to Q3 of 2023.





Awards and Yelp Reviews

On Yelp, IZOLA has earned an impressive reputation with an average rating of 4.8/5 stars across 1,182 reviews. Due to its high ratings and quality, IZOLA was ranked as Yelp's number one bakery in the U.S. in 2022,[xx] and second in the top spots for croissants in the U.S. in 2023.[xxi] Here are some reviews of IZOLA from Yelp users:[xxii]

"Where to begin?! The goods were *so* good at Izola, that it inspired me to write a short poem that summarizes my experience... Croissant perfection. Buttery Delight. Believe the hype."
-Yelp review, March 2023

"We finally understand the hype…Amazing flavors, amazing textures, true artisanal work."
-Yelp review, July 2023

"HEAVENLY! My visit last fall was limited to trying their butter croissant because I came around 10am, but let me tell you, it was an incredible, mouthwatering journey. The ambiance exudes openness and brightness, a perfect morning pick-me-up."
-Yelp review, January 2024

HISTORICAL FINANCIALS

Over the past few years, IZOLA has consistently recorded increases in annual revenue as it plans to grow its physical footprint by supplying a network of cafés throughout Southern California. From 2020 through 2023, the company grew its bakery revenues by 130% annually. In 2023, the company recorded 50% revenue growth from the previous year, reaching $1.65 million, up from $1.09 million in 2022. It's important to note that the 2023 revenue accounted for only ten months, as the company temporarily ceased operations in October 2023. In the 2022 fiscal year, the company more than tripled its revenue, achieving a 258% growth from $0.31 million in 2021. This growth was fueled by a remarkable 248% increase in unit sales from 2021 to 2022.




IZOLA has experienced increased operating costs in recent years. In 2023, the company recorded $1.05 million in operating expenses, nearly doubling the $0.59 million from the previous year. Over the recorded years (2020–2023), payroll expenses and lease expenses (physical location rent) have accounted for most of the company's operating costs. IZOLA's focus on rapid growth, investment in premium ingredients, and dedication to fair employee compensation have all contributed to these increased operating costs. Despite the annual increases in operating expenses, the company has maintained substantial growth in its annual revenue, demonstrating its ability to scale operations effectively to meet growing demand.



IZOLA's expansion costs have resulted in annual net losses, with the company posting a full-year 2023 net loss of $0.31 million, representing a 25% year-over-year increase. Despite the significant revenue growth over the years, the company has yet to reach profitability. IZOLA recorded net losses of $0.25 million in 2022 (an 89% year-over-year increase), $0.13 million in 2021 (a 55% year-over-year increase), and $0.08 million in 2020. Although IZOLA remains optimistic about its long-term prospects, it does not expect to turn a profit in 2024.





The company's financial performance in early 2024 reflects significant changes due to its ongoing relocation. Although Izola has temporarily ceased its baking operations, it continues to generate revenue from leasing its bakery space, bringing in over $15K through April. This has helped the company maintain its revenue streams, showcasing resilience and strategic adaptability during this transitional period. As a result, the company has burned an average of $135,000 a month through the first four months of 2024. As of May 2024, Izola had $189,000 in cash on hand.

Financial metrics for the years 2020-2023 have been reviewed and audited by an independent CPA. However, the figures for 2024 are company-provided and, while deemed reliable, have not been independently verified.

INDUSTRY AND MARKET ANALYSIS

According to the American Bakers Association, the baking industry in the U.S. employs almost 800,000 skilled individuals, generates over $42 billion in direct wages, and has an economic impact of over $186 billion.[xxiii] Across the U.S. 55% of all baked goods are produced by three major companies which include Grupo Bimbo, Flower Foods, and Campbell Soup Company. Despite the presence of large nationwide commercial bakeries, much of the market is made up of smaller, regional operators. According to LEK Consulting, the bakery industry can be split up into three separate sub-categories: foodservice, center aisle retail, and in-store bakery retail. In 2022, retail purchases made up the largest segment of the industry, commanding 46% of the industry while foodservice accounted for 33% and retail shops retained 20% of the market.[xxiv] [xxv]

U.S. Bakery Market by Channel (2022)



Note: MSP=manufacturer selling price
Source: L.E.K. research and analysis

Per Euromonitor, the retail value sales of baked goods in the U.S. have risen by about 3% per annum from 2008 to 2022, showcasing steady historical growth. The bakery category has proven resilient within the food and beverage industry, especially during economic downturns. Bread and other baked goods serve as affordable sources of calories, with their sales declining less than total food sales during the Global Financial Crisis. The variety of savory and sweet options allows consumers to enjoy small indulgences, making the bakery category less affected by market fluctuations compared to the broader food and beverage sector. This is due to the industry's ability to be versatile and offer unique options like high-fiber breads and indulgent treats like sweet pastries, catering to various consumer preferences. Additionally, its consistent presence in American diets enables the baking industry to adapt to dietary trends rather than be overshadowed by them.



Despite the resilience of the baking industry, it has faced significant turmoil over the past couple of years. The COVID-19 pandemic disrupted supply chains, causing delivery failures from supply partners and limiting the ability to serve customers. Labor shortages has also affected the baking industry the total number of bakery production workers declining from about 85,000 to 75,000 between 2018 and 2021. Additionally, the situation worsened with the rising cost of wheat, which doubled from $5 to $10 a bushel between 2018 and 2022, partly due to supply disruptions from Ukraine. Due to the increase price in wheat and supply chain disruptions, bakery shops were forced to pass these rising costs to the consumer with bakery products experiencing price increases above the average of all food and beverage across 2022 and 2023.

Consumer Price Index for Food on a Monthly Basis (2021 -2023)



Source: U.S. Bureau of Labor Statistics; L.E.K. research and analysis

As prices have stabilized and supply chains normalized, a focus has shifted towards innovation within the industry. As consumers face tightening wallets, smaller products shapes are beginning to take hold like "mini" versions of classic deserts or greater emphasis on slices of cakes instead of selling them whole. As the sector continues to offer new product offerings, robotics and automation is also being utilized to increase efficiency and address labor shortages.[xxvi]

Venture Financing

IZOLA competes within the broader Bakery industry which witnessed a total ventures funding of $370.27 million in 2023, the third highest year on record following the two all-time highs of $500.38 million in 2022 and $885.93 million in 2021. Overall, total funding during the past three years (2021 – 2023) more than doubled over the previous three years (2018 – 2020), with a 105% increase in total venture capital funding in the Bakery industry. Furthermore, the industry's average median post-money valuation for the past three years (2021 – 2023) of $10.01 million increased 70.2% over the $5.88 million average median post-money valuation for the previous three years (2018 – 2020). Other venture funding highlights from the Bakery industry include:



- Median deal size of $0.71 million in 2022, behind an all-time high of $1.07 million in 2022
- Median pre-money valuation was $6.00 million in 2023, behind an all-time high of $10.68 million in 2022
- Total venture funding of $3.43 billion between 2013 and 2023 across over 900 deals

Capital Invested and Deal Count in the Bakery Industry, 2013 - 2023



Source: PitchBook Data, Inc.

COMPETITORS



Panera Bread: Headquartered out of St. Louis, MO and operating over 2,100 locations in the U.S., Panera Bread (Panera) is a fast-casual restaurant chain known for its bakery-café menu which includes sandwiches, salads, soups, and freshly baked goods.[xxvii] Its bakery offers a wide range of pastries and treats including various bagels, cookies, brownies, cinnamon rolls, croissants, and various bread types including sourdough, brioche, French baguette, and ciabatta.[xxviii] In February 2024, Panera announced the largest menu transformation in the company's history with more than 20 menu updates and nine new menu items. Most of the redesigned menu items include soups, salads, sandwiches, and mac and cheese. These items rolled out nationwide April 4th with Panera aiming to streamline and simplify operations at Panera's restaurants.[xxix] In 2017, Panera was acquired by JAB Holdings for $7.50 billion and in December 2023 confidentially filed to go public via an initial public offering (IPO).[xxx] For fiscal year (FY) 2022, Panera reported more than $4.80 billion in revenue.[xxxi]



Wayfarer Bakery: Located in the Bird Rock neighborhood between La Jolla Village and Pacific Beach, Wayfarer is a craft bakery specializing in bread and pastries. In addition to sourdough, Wayfarer also bakes baguettes and English muffins and some of their specialty croissants include strawberry pistachio, almond, chocolate, and ham and cheese. Sandwiches made with fresh bread are available every afternoon. Pizza is served on Friday and Saturday nights, and a taco pop-up is hosted on Tuesday nights. Opened in 2018 and just two blocks from the beach, Wayfarer reportedly serves up to 400 customers a day.[xxxii xxxiii]





Sugar and Scribe: Based in La Jolla, CA just north of San Diego, Sugar and Scribe is a local full-service restaurant and offers an in-house bakery. Owned by Food Network Champion, Maeve, Rochford, Sugar and Scribe provides handcrafted pastries, cookies, and cupcakes as well as seasonal pastries and daily featured items.[xxxiv][xxxv] In 2021, Sugar and Scribe was featured in an episode of "Food Paradise" which airs on the Travel Channel and occasionally the Food Network and Cooking Channel and highlights top eateries across the U.S.[xxxvi] Additionally, Sugar and Scribe was recently ranked as the 20th best brunch spot on Yelp's Top 100 Brunch Spots of 2024 list.[xxxvii]



Corner Bakery Cafe: Born in a small neighborhood of Chicago, Corner Bakery Café started out as a local bakery of artesian breads and sweets. Soon enough it has become a country-wide chain offering breakfasts, lunches, and dinners, offering distinct dishes from homemade soups and salads to sandwiches and made-to-order scramblers.[xxxviii][xxxix] As of April 2024, the company has 100 locations across 72 cities in the U.S., with the majority being in California (32%) and Texas (28%), including three in San Diego.[xl] Despite the company filing for bankruptcy in February 2023,[xli] after being acquired by SSCP Management in June 2023 for $15 million,[xlii] Corner Bakery Café has shown positive sales growth with a $200,000 increase in system average unit volume across its cafes in the six months leading up to February 2024.[xliii]



Solunto Restaurant & Bakery: Located in the heart of San Diego's Little Italy, Solunto offers farm-to-table Italian cuisine, specializing in handcrafted breads, pastries, oven-baked pizza, and gelato ice creams, along with espresso and full cocktail bars.[xliv] It's not the only establishment owned by Antonino Mastellone, a San Diego restaurateur who also operates Sorrento Ristorante and is involved with many of the city's Italian eateries.[xlv] As of May 28th, Solunto has over 1,000 reviews and a 4.0/5.0 star rating on Yelp, over 300 reviews on TripAdvisor with a 4.5/5.0 star rating, as well as over 1,300 reviews on Google with a 4.3/5.0 star rating on Google.[xlvi][xlvii][xlviii]

EXECUTIVE TEAM



Jeffrey Lamont Brown, Co-founder and Head Baker: Jeffrey Lamont Brown Co-founded Izola alongside Jennifer in 2020 and currently serves as the company's Head Baker. Alongside Co-founding Izola, Jeffrey has spent over 26 years as a Director and Executive Producer for Tallgrass Pictures LLC, a full-service production company. Prior to this, he spent three years as a Photographer for Copley Newspapers and was nominated as a 1997 Pulitzer Prize Finalist in 1997.[xlix] Jeffrey holds a Bachelor of Science degree in Civil Engineering from the Colorado School of Mines.





Jenifer Chen, Co-Founder: Jennifer Chen Co-founded Izola Bakery in 2020 and is a seasoned retailer with 18 years of experience at various companies. Prior to Izola, Jennifer spent over three years at Brilliant Earth, a luxury goods and jewelry company, as an Associate Director of Merchandising. She also gained valuable experience as an independent Retail Consultant, where she advised suppliers and retailers on assortment strategy, merchandising, and product development. Jennifer also spent a few years at Wal-Mart as a Buyer and over six combined years at RedEnvelope, an online e-commerce website, in various Merchandising roles. She holds a Bachelor of Science in Psychology from the University of California, Berkeley.

PAST FINANCING

Within the last few years, the company has raised over $1.7 million from investors through multiple Regulation Crowdfunding offerings. An overview of its outside funding rounds are as follows:

Offering Date	Security	Price	Amount Raised	Post-Money Valuation or Terms
03/13/2023	Membership Units	$2.00	$539,300	$25.97 million
06/13/2022	Membership Units	$1.00 & $2.00	$997,500	$25.43 million
03/29/2022	Revenue Sharing Note	Face Value	$101,900	0.31% rev share, until 1.2x (or 1.3x for early bird investors) returned

The company has also received $317,000 in the form of an EIDL loan from the U.S. government, following the impact of the COVID pandemic. For additional information regarding the company's previous funding history, please review the Form C.

INVESTMENT TERMS

Security Type: Membership Units
Round Size: Min: $25,000 Max: $4,460,700
Price Per Unit: $1.80 - $2.20
Pre-Money Valuation:* $23.37 million - $28.56 million

For additional information regarding the rights and preferences of the Securities, please review the Term Sheet, Form C, and accompanying Operating Agreement.

*Pre-Money Valuation range is calculated based on the fully-diluted ownership of the Company as of the filing date of the Form C.

PRESS

Fox 5 San Diego: IZOLA Bakery to stay in East Village: new location opening in May
NBC 7 San Diego: 'Bread for All': San Diego Bakery Ranks No.1 in the U.S., According to Yelp
San Diego Union-Tribune: The Dish: Izola Bakery in Easy Village racks up another national honor
Fox 5 San Diego: Flaky croissants alert: Popular Easy Village bakery, IZOLA, reopening in June



The Sacramento Bee: These four California bakeries rank among the best in US, Yelp says. What to know
New York Times: Top 5 Croissants in the U.S. are in Cali. IZOLA's in the Mix.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,



- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery-ranks-no-1-in-the-u-s-according-to-yelp/2971905/

ii https://fox5sandiego.com/news/business/east-village-bakery-among-yelps-top-croissant-spots/

iii https://www.yelp.com/biz/izola-san-diego?start=10&rr=5#reviews

iv https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery-ranks-no-1-in-the-u-s-according-to-yelp/2971905/

v https://www.latimes.com/california/story/2020-12-23/east-village-bakerys-warm-bread-is-coming-right-down-by-basket

vi https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery-ranks-no-1-in-the-u-s-according-to-yelp/2971905/

vii https://verticaliq.com/product/commercial-and-retail-bakeries/#recentdevelopments

viii https://www.lek.com/insights/con/us/ei/bakery-attractive-opportunity-modernization-minded-investors

ix https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery-ranks-no-1-in-the-u-s-according-to-yelp/2971905/

x https://mainvest.com/b/izola-san-diego

xi https://izolabakery.getbento.com/online-ordering/izola-bakery-artisan-sourdough-best-croissants-downtown-san-diego/menu

xii https://www.reddit.com/r/sandiego/comments/vtqh6k/izola_bakery_owner_asks_not_to_visit_his_bakery/?rdt=62258

xiii https://fox5sandiego.com/news/business/flakey-croissants-alert-popular-east-village-bakery-izola-reopening-in-june/

xiv https://thesandiegosun.com/izola-bakery-back-in-business-with-new-east-village-location/

xv https://www.sandiegoville.com/2024/03/once-named-yelps-1-bakery-in-us-izola.html?m=1

xvi https://www.sandiegoville.com/2024/03/izola-bakery-working-on-moving-into.html

xvii https://fox5sandiego.com/news/business/flakey-croissants-alert-popular-east-village-bakery-izola-reopening-in-june/

xviii https://www.instagram.com/p/C6rf3nbydJ7/?hl=en&img_index=1

xix https://www.izolabakery.com/contact

xx https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery-ranks-no-1-in-the-u-s-according-to-yelp/2971905/

xxi https://fox5sandiego.com/news/business/east-village-bakery-among-yelps-top-croissant-spots/



xxii https://www.yelp.com/biz/izola-san-diego?hrid=x7RSaNR5Xj1kN8gtMtyVWQ&rh_ident=sourdough&rh_type=phrase

xxiii https://americanbakers.org/research-and-data/economic-impact

xxiv Company deck https://americanbakers.org/research-and-data/economic-impact

xxv https://smallbusiness.chron.com/analysis-confectionery-industry-70206.html

xxvi https://www.lek.com/insights/con/us/ei/bakery-attractive-opportunity-modernization-minded-investors

xxvii https://www.panerabread.com/en-us/cafe/locations

xxviii https://www.panerabread.com/en-us/menu/categories/bakery.html

xxix https://www.prnewswire.com/news-releases/coming-april-4---a-new-era-at-panera-panera-announces-biggest-menu-transformation-in-brand-history-refocusing-on-guest-favorite-soups-salads-sandwiches-and-mac--cheese-302074789.html

xxx https://www.cnbc.com/2023/12/01/panera-bread-ipo-filing.html

xxxi https://www.panerabread.com/en-us/press/press-room/panera-brands-prepares-ipo-with-next-generation-leadership-and-board-appointments.html

xxxii https://www.wayfarerbread.com/bread-pastry

xxxiii https://www.wayfarerbread.com/about-1

xxxiv https://www.sugarandscribe.com/bakeshop

xxxv https://www.sugarandscribe.com/

xxxvi https://www.lajollalight.com/news/story/2021-08-07/la-jollas-sugar-and-scribe-to-be-featured-on-food-paradise-tv-show

xxxvii https://www.axios.com/local/san-diego/2024/04/29/best-brunch-spots-san-diego-yelp

xxxviii https://cornerbakerycafe.com/about-us

xxxix https://cornerbakerycafe.com/

xl https://www.scrapehero.com/location-reports/Corner Bakery Cafe-USA/

xli https://www.restaurantdive.com/news/corner-bakery-files-for-chapter-11-bankruptcy/643547/

xlii https://www.restaurantbusinessonline.com/financing/applebees-franchisee-buying-corner-bakery-15m

xliii https://www.prnewswire.com/news-releases/corner-bakery-cafe-continues-holistic-brand-revitalization-in-2024-following-launch-of-growth-initiatives-and-major-sales-momentum-in-2023-302061428.html

xliv https://www.soluntoristoranteandbakery.com/

xlv https://sandiego.eater.com/2016/3/22/11284452/soluntos-bakes-up-a-delicious-modern-renaissance-in-little-italy - 0

xlvi https://www.yelp.com/biz/solunto-ristorante-and-bakery-san-diego-3

xlvii https://www.tripadvisor.com/Restaurant_Review-g60750-d5108365-Reviews-Solunto-San_Diego_California.html

xlviii https://www.google.com/search?q=Solunto+Restaurant+%26+Bakery&sca_esv=

xlix https://www.pulitzer.org/finalists/jeffrey-l-brown

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Tallgrass Pictures, LLC
710 13th St. #300
San Diego, California 92101

Ladies and Gentlemen:

The undersigned understands that Tallgrass Pictures, LLC, a limited liability company organized under the laws of California doing business as IZOLA Bakery or IZOLA (the "Company"), is offering up to $4,460,700.00 in Membership Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A dated October 29, 2024 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 28, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received in escrow from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, North Capital Private Securities Corporation, the escrow facilitator servicing the Offering, shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription

Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of the Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

  i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

  ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

  iii. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Tallgrass Pictures, LLC 710 13th St. #300 San Diego, California 92101 Attention: Jeffrey Brown
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Tallgrass Pictures, LLC
By_____ Name: Title:

EXHIBIT D

Pitch Deck



Legal Noti

Any statements contained in this document reg
plans, objectives, assumptions, or future even
facts and are forward-looking statements. I
forward-looking statements involve uncertaintie
performance and results of operations to diffe
The forward-looking statements contained here
date of publication of this document, and we ca
on such statements. We are a startup busir
contained in this document are for illustration
management, and our affiliates assume no obli
statements to reflect events are the initial publ
the occurrence of subsequent events

MISSION

CHANGE THE WAY AMERICA THINKS A
SOURDOUGH

- SERVED HOT FROM THE OVEN
- DELIGHTFUL HOSPITALITY
- TAKE ACTION ON OUR JUSTICE-BAS

IZOLA HISTORY

IZOLA's founders, Jenny and Jeffrey, were skiing in France when COVID-19 began. As they returned to San Diego in March 2020, they wanted to bring a bit of joy to their community while their film and photo production company was shuttered.

So, with this simple idea, Jenny and Jeffrey taught themselves to bake, and on IZOLA's first day in June 2020, they lowered 12 croissants in a basket out the 3rd-floor window to customers waiting below.[1]

IZOLA turned a photo studio into what became recognized as the best bakery in the U.S. by Yelp in 2022[2] (4.8 star average on Google + Yelp).[3, 4]

Challenges:

- In a 3rd floor space with no signage
- Difficult parking

TRACTION



LAUNCHED IN JUNE 2020

IN 3 YEARS, WE...

- WERE NAMED THE BEST BAKERY IN THE U.S. IN
- BECAME CERTIFIED AS A LIVING WAGE EMPLOY
- GREW SALES AT AN ANNUAL RATE OF 130% SIN
  $1.6M+ IN 2023

CHALLENGE

1. **REGULATORY:** WE OUTGREW OUR FOOD PERM
CLOSE, AND ULTIMATELY MOVE TO A NEW LOCA
2024).

2. **PRODUCTION CAPACITY:** WE CONSISTENTLY
TO INVEST IN NEW EQUIPMENT AND A NEW FAC
OUR ARTISAN BAKESHOP VISION.

IZOLA FUTURE

01 IZOLA Main

Dough innovation center + bakeshop to provide increased production capacity for anticipated distribution channels (See 02, 03, 04), higher margin due to increased efficiency and higher quality over handmade products.

- 20x Increase In Production Capacity
- Create new community space.
- Justice Based Mission
  - Environmental: Zero emission
  - Economic: New living wage careers in an underinvested community. (City Heights)

IZOLA Main is in the design phase. The Company has not begun building the facility. Production capacity versus the 13th Street location, which is currently closed.

02 IZOLA Brea[...]

Hub and spoke mod[...] (~1000sf), 2-3 staff,[...] Diego + Orange Cou[...] oven all day, fed ni[...] from IZOLA's new pr[...]

- Elevated Culina[...]
- Convenient loca[...]
- Small staff/foo[...]

Illustrated locations s[...] and are subject to ch[...]

03 IZOLA Bake Truck

Imagine walking through a farmer's market and you're suddenly hit with amazing smells and the sight of

04 IZOLA Bake[...]

All the joy...1% of t[...] your home or restau[...]

FUTURE TIMELINE

IZOLA
CURRENT STATE
(130% annual growth since inception)

Present

IZOLA BREAD CAFE
#2 OPENS
Q2 2025

Q2 2024

IZOLA
ISLAND

Q1
IZOL
O



IZOLA ISLAN

- BEAUTIFULLY DESIGNED GROUND FLOOR LOCATIO
  BAR + PATIO AREA
- RENOVATIONS BEGAN IN APRIL 2024 AND ARE NE
- FOOD SERVICE PLAN APPROVED AND AWAITING F
- BEER + WINE SALES (PENDING APPROVAL OF ABC
  APPLICATION)



IZOLA MAIN

BEFORE RENOVATION





IZOLA COMMU

Seeks to provide a safe space for children + together, and improve social he

IZOLA PRODUC

State of the art food production equipment, in a
Accessible to members of the commu



ENVIRONMENT

DECARBONIZING CITY HEIGHT

- POWERED BY 100% RENEWABLE ENERGY
- ZERO EMISSIONS
- ELECTRIC TRUCKING TO AND FROM BREAD CAFES
- BULK MATERIAL HANDLING - ENVIRONMENTAL A

IZOLA MAIN DESIGN



DRIVE THRU WINDOW
12" DOUBLE OVERHEAD SHELF ABOVE
8 110V OUTLETS 4 USB, 4 USB C
12" DOUBLE OVERHEAD SHELF ABOVE
24 110V OUTLETS 10 USB, 10 USB C
SALES AREA 159 SF
BAKE BAR 140 SF
PROOFING / DRINKS 80 SF
12" DOUBLE OVERHEAD SHELF ABOVE
8 110V OUTLETS 4 USB, 4 USB C
EXPO 118 SF
P.O.S.
ENTRANCE
PROVIDE ONE X 110V POWER+ 1 USB + 1 USB C POWER FOR EACH SEAT
PROVIDE ONE X 110V POWER+ 1 USB + 1 USB C POWER FOR EACH SEAT
DINING AREA 997 SF
LIFT
COOLER 557 SF
MAIN ENTRANCE
RESTROOM 47 SF
RESTROOM 69 SF
FREEZER 649 SF
SCULLERY 355 SF DEH
TYPE 2 HOOD
PAR BAKE / PACKAGING 868 SF USDA/STATE TEMP CAPABILITY 0 - 30° C NOMINAL TEMP 15° C

IZOLA Automated Croissant

Required Investment: $1,900,000*

Increase in worker productivity

Improved quality vs handmade.





AUTOMATED MATERIAL HANDLING SYSTEM

- Reduced packaging waste
- Improved accuracy and efficiency
- Higher wages/Improved margins
- Anticipated Investment: $1,500,000

IZOLA CROISSANT AUTOMATION



Handmade at
IZOLA



IZOLA recipe
Automated
Croissant








Quality Control

- Creating processes to maintain consistent quality at scale

- We measure each bake to ensure our croissants are the proper size and proof

MANAGEMENT



Jeffrey Lamont Brown – Co-Founder

Business builder who is passionate about creating fully immersive experiences

- Co-Founder / IZOLA / San Diego, CA
- Founder, Director and Executive Producer / Tallgrass Pictures / San Diego, CA / October 1997 - March 2020
- Photojournalist / Pulitzer Finalist Copley Newspapers +

F

- C
- A
  F
  f
- S



IZOLA LEADERS:
- ## 57% WOMEN
- ## 57% BIPOC



Thank yo

Risk Disclos

Investment Risk

An investment in the company is speculative, a...
without a high tolerance for risk and a low nee...
you are able to bear the risk of losing your entire inve...
that investors will receive any return of capital or p...
ability and willingness to accept the risks (including...
their entire investment and the risks of lack of liq...
placement investments. There will be no public n...
applicable securities laws will restrict any transfer of...
be transferable without the company's consent.

The information provided herein is not intended to b...

Risk Disclos

Company Risk

The company's industry is highly competitive, and the company other businesses in its industry. The company is subject to a reduction in its value and the value of the company securities, p

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the compa
- Inability to gain access to international markets and comply with a
- Inability to achieve management's projections for growth, to main growth based on past or current trends, or to effectively manage r
- Inability to develop, maintain and expand successful marketing re that may be needed to continue and accelerate the company's gro
- Inability to keep pace with rapid industry, technological and mark products and business,
- Technological problems, including potentially widespread outages
- Potential costs and business disruption that may result if the com

Risk Disclos

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property right
- Potential claims and litigation against the company for infringemen violations of law,
- Difficulties in complying with applicable laws and regulations, and p becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company'
- Liability risks and labor costs and requirements that may jeopardize
- Dependence on and inability to hire or retain key members of mana
- Ongoing need for substantial additional capital to support operation competitive position,
- Issuance of additional company equity securities at prices dilutive t
- Potential significant and unexpected declines in the value of compa after an initial public offering, and
- Inability of the company to complete an initial public offering of its s
- Supply chain interruption

Sources

1 https://www.sandiegoville.com/2024/03/izola-bakery-working-on-moving

2 https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery

3 https://www.google.com/search?q=izola+bakery+google+rating

4 https://www.yelp.com/biz/izola-san-diego

5 https://www.nbcsandiego.com/news/local/bread-for-all-san-diego-bakery

6 https://www.yelp.com/biz/izola-san-diego?rr=5#reviews

EXHIBIT E

Articles of Organization







BA20220801862

B1076-4637 09/05/2022 5:26 PM Received by California Secretary of State

STATE OF CALIFORNIA
Office of the Secretary of State
STATEMENT OF INFORMATION
LIMITED LIABILITY COMPANY
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only
-FILED-
File No.: BA20220801862
Date Filed: 9/5/2022

Entity Details

Limited Liability Company Name	TALLGRASS PICTURES LLC
Entity No.	200433710094
Formed In	CALIFORNIA

Street Address of Principal Office of LLC

Principal Address	3312 FRONT ST SAN DIEGO, CA 92103

Mailing Address of LLC

Mailing Address	3312 FRONT ST SAN DIEGO, CA 92103
Attention	Jeffrey Brown

Street Address of California Office of LLC

Street Address of California Office	3312 FRONT ST SAN DIEGO, CA 92103

Manager(s) or Member(s)

Manager or Member Name	Manager or Member Address
− ~~Jeffrey Lamont Brown~~	~~710 13th St. #300~~ ~~SAN DIEGO, CA 92101-7351~~
+ Jennifer Chen	3312 FRONT ST . SAN DIEGO, CA 92101
+ Jeffrey Lamont Brown	3312 FRONT ST. SAN DIEGO, CA 92101

Agent for Service of Process

Agent Name	JEFFREY L BROWN
Agent Address	3312 FRONT ST. SAN DIEGO, CA 92103

Type of Business

Type of Business	IZOLA Bakery

Email Notifications

Opt-in Email Notifications	Yes, I opt-in to receive entity notifications via email.

Chief Executive Officer (CEO)

CEO Name	CEO Address
None Entered	

Labor Judgment

No Manager or Member of this Limited Liability Company has an outstanding final judgment issued by the Division of Labor Standards Enforcement or a court of law, for which no appeal therefrom is pending, for the violation of any wage order or provision of the Labor Code.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Jeffrey Brown
Signature

09/05/2022
Date

EXHIBIT F

Operating Agreement

THE UNITS CREATED UNDER THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF SUCH REGISTRATION OR QUALIFICATION OR AN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

OPERATING AGREEMENT
OF
TALLGRASS PICTURES, LLC
a California limited liability company

This Operating Agreement ("**Agreement**") of Tallgrass Pictures, LLC, a California limited liability company (the "**Company**"), dated as of June 9, 2022, is made by and among (i) the Company, (ii) those person designated as "Members" on the Signature Page attached hereto (the "**Current Members**"), and (iii) such other persons, entities or associations who become members of the Company as expressly set forth in this Agreement (the "**Other Members**") (the Current Members and the Other Members shall collectively be referred to herein as the "**Members**"). The Members agree as follows:

ARTICLE 1

FORMATION AND ORGANIZATION

1.1. Formation/Operating Agreement. On November 15, 2004, Articles of Organization for the Company (the "**Articles**") were filed with the California Secretary of State. This Agreement shall supersede all prior operating agreements relating to the Company and is hereby adopted and approved by the Members pursuant to the California Revised Uniform Limited Liability Company Act, currently codified in the California Corporations Code, Sections 17701.01-17713.13, as the same may be amended from time to time (the "**Act**"). Accordingly, the rights and responsibilities of the Members shall be as provided in the Act, as may be modified by this Agreement. To the extent that the rights or obligations of any Member are different by reasons of any provisions of this Agreement then they would be in absence of such provision, this Agreement shall, to the extent permitted by the Act, control. All capitalized terms used in this Agreement but not specifically defined have the meanings ascribed to them under the Act.

1.2. Term and Purpose. The principal business activity and purposes of the Company shall be the ownership and operation of IZOLA™ bread cafes and the marketing, licensing and sale of products and services using the IZOLA™ trade name, or any successor trade name. An additional business and purpose of the Company, which may not be operated for profit purposes, is the promotion of social and environmental change by supporting positive business practices, as determined by the Manager, including reducing inequality, lowering poverty levels, creating more sustainability for our environment, and building stronger communities. The business and purposes of the Company shall be limited to the foregoing principal business activities and any incidental business necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company. The term of the Company's existence (the "**Term**") commenced on

the filing of the Articles and will continue until terminated in accordance with the provisions of this Agreement.

1.3.   <u>Manager Managed LLC</u>. The Company shall be managed by a manager as defined in the Act (the "**Manager**"). The initial Manager shall be Jeffrey Lamont Brown ("**Brown**"), who shall remain as the Manager except as expressly provided in Section 3.6 of this Agreement.

1.4.   <u>Principal Office</u>. The principal place of business of the Company will be located at 710 13th Street (#300), San Diego, California 92101, unless and until changed by the Manager to another location, as the Manager deems advisable.

1.5.   <u>Registered Agent</u>. The registered agent shall be as stated in the Articles. If the registered agent resigns and/or the Manager chooses a different registered agent, the Company shall notify the California Secretary of State. The Manager may also appoint agents for service of process in any other state, district, or jurisdiction in which the Company does business.

1.6.   <u>Qualification to do Business</u>. The Manager or his designee shall have the authority to execute and file such applications and documents as may be necessary for: (i) the Company to qualify to do business in all jurisdictions in which a qualification is required, and (ii) the Company to comply with any applicable fictitious business name or similar laws.

1.7.   <u>Establishment of Bank Accounts</u>. The Manager shall establish with a federally insured financial institution (or institutions) one or more accounts for the funds of the Company and shall be authorized to draw against such accounts on behalf of the Company.

1.8.   <u>Title</u>. Title to any assets acquired by the Company will be held in the name of the Company. The Manager and, to the extent necessary, the Members, shall execute all documents which may be necessary to reflect the Company's ownership of its assets.

1.9.   <u>Maintenance of Company Minute Book</u>. The Company shall establish and maintain a Minute Book for the records of the Company which may include the Articles, this Agreement (and any subsequently adopted amendments to this Agreement), and the minutes of all meetings (or written consents in lieu of meetings) of the Members, as well as such other important records of the Company as the Manager deems to be appropriate.

ARTICLE 2

ISSUANCE OF UNITS; CAPITALIZATION

2.1.   <u>Authorization of Units</u>. Ownership interests in the Company will be represented by "**Units**." Units may be issued for such consideration and on such terms as the Manager may determine in Manager's discretion, subject to the other provisions hereof. The Members acknowledge that the Manager shall have the power to create classes of Units having those relative rights, powers, and duties as this Agreement may provide (and Manager shall have the authority to amend this Agreement to create such classes in compliance with Section 13.3), including, without limitation, rights, powers and duties superior to other classes of Units (including liquidation, voting, and other preferences). The Company shall maintain at its principal office a Unit register containing the names and addresses of the holders of record of Units. As of the date hereof, Units have been issued to the Members as set forth in Exhibit A, attached hereto.

2.2.   Record Holders; Certificates for Units.

2.2.1.   Except as otherwise provided herein, the Units shall be uncertificated and a listing of the registered holders on the books and records of the Company shall be maintained solely on the registrar of the Company's membership interests and, if applicable, in the book-entry account system of any transfer agent appointed by the Company. With respect to any Units, the Company shall be entitled to recognize the person in whose name such Units are registered on the books of the Company as the owner of such Units and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person, regardless of whether the Company shall have actual or other notice thereof, except as otherwise provided by law. Without limiting the foregoing, when a person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another person in acquiring and/or holding Units, the Company shall be entitled to recognize such representative or nominee shall be the record holder of such Units.

2.2.2.   If the Manager determines that the issuance of certificates representing the Units (defined below) is desirable, then each Member's Units will be represented by a certificate meeting the requirements of applicable law and otherwise in form and content as deemed appropriate by the Manager. Each certificate issued by the Company (if any) shall contain legends indicating that the Units represented by such certificates are restricted securities under both federal and state law and as otherwise determined by Manager in Manager's discretion.

2.3.   Restriction on Transfer of Units. Units may only be transferred in accordance with the terms of this Agreement and each such transfer shall be recorded in the Unit register.

2.4.   Sources of Additional Funds. If the Manager determines that the Company has cash needs in excess of available funds, the Company may:

2.4.1.   Borrow funds from financial institutions or other third party sources of capital.

2.4.2.   Borrow funds from the Manager or an Affiliate of the Manager or from a Member or an Affiliate of a Member. Any such loan shall be an Affiliate Transaction and shall comply with the requirements set forth in Section 5.1 hereof.

2.4.3.   Raise additional capital for infusion into the Company, and, to the extent the parties investing such capital are not already Members, to admit such parties as additional members. The Members acknowledge and agree that in admitting new Members, their respective ownership percentage will be subject to dilution. Consistent with the foregoing, the Members shall execute all amendments and modifications to this Agreement as may be necessary or appropriate to effectuate the admission of new Members pursuant to this Section 2.4.3.

2.5.   No Liability to Provide Additional Capital. Other than with respect to the purchase of Units, no Member shall be required to make any contribution to the capital of the Company.

2.6.   No Preferred Returns; Limitations on Withdrawals. The respective rights of each Member to share in the capital of the Company, (i) by way of distributions, will be determined by Section 6.1, and (ii) on liquidation, will be determined by ARTICLE 10. Unless expressly set forth in this Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company. No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in this Agreement or as required by law.

ARTICLE 3

MANAGEMENT OF THE COMPANY

3.1.   Exclusive Management by the Manager. The Manager shall manage the assets, business, and affairs of the Company. The Manager will make all decisions and perform any and all acts or activities necessary or appropriate to the management of the Company's assets, business, and affairs unless expressly limited by the terms of this Agreement or the Act. Without limiting the generality of the foregoing, the Members grant the Manager all powers which may be necessary or desirable to manage the assets, business, and affairs of the Company by and through the Manager, including the power to exercise on behalf and in the name of the Company all of the powers described in the Act and to do and perform all acts as may be necessary or appropriate to the conduct or furtherance of the business of the Company.

3.2.   Members' Authority. The Members shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act in a provision that is not or cannot be altered by this Agreement. Unless expressly and duly authorized in writing to do so by the Manager, no Member shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, or to render it liable for any purpose.

3.3.   Performance of Duties. The Manager shall, however, devote such time, effort, and skill as Manager deems appropriate, in Manager's discretion, for the operation of the Company and the management of its affairs. Manager may delegate some or all of its duties to the officers of the Company (see Section 3.8 hereof), in Manager's discretion. The Manager may rely on information, opinions, reports, or statements of one or more officers, employees, or other agents of the Company whom the Manager believes to be reliable and competent, including any attorney, accountant, or other professional.

3.4.   Payments to the Manager. The Manager may receive compensation for performing management duties, in such amounts as are determined in good faith by the Manager to be reasonable under the circumstances. Manager shall also be entitled to reimbursement of Manager's reasonable out-of-pocket expenses in connection with the performance of management duties.

3.5.   Limited Liability. No person who is a Manager or officer of the Company may be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, by virtue of being on the Manager or one of the officers of the Company. Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any

Member, unless the loss or damage is the result of fraud, intentional misconduct, or an intentional violation of law by the Manager.

3.6.   <u>Resignation, Withdrawal or Removal of the Manager</u>. The Manager shall cease to be a Manager, for all purposes, upon the Manager's death, disability or withdrawal as a Manager or if the Manager is removed as a Manager by the vote of a of Members holding a majority of the Units entitled to vote. Upon the occurrence of any of the foregoing events, if a Manager is also a Member, such Manager shall have only the rights and responsibilities of a Member who is not a Manager. If a Manager ceases to be a Manager upon the occurrence of any of the events specified above, a majority of the Units entitled to vote may elect a new Manager, who may but need not be a Member of the Company. Notwithstanding the foregoing, Brown may not be removed as the Manager under any circumstances unless a majority of the Units entitled to vote (excluding any Units owned by Brown) establishes, pursuant to a formal judgment in a court of law, that Brown has committed fraud pertaining to the performance of his duties as Manager under this Agreement (a "**Manager Fraud Claim**") (for purposes of clarity, a Manager Fraud Claim shall not be subject to arbitration pursuant to Section 13.6.2).

3.7.   <u>Acts of Manager as Conclusive Evidence of Authority</u>. Any note, mortgage, evidence of indebtedness, contract, certificate, statement, conveyance, or other instrument in writing, and any assignment or endorsement thereof, executed or entered into between the Company and any other person, when signed by the Manager, is not invalidated as to the Company by any lack of authority of the Manager in the absence of actual knowledge on the part of the other person that the Manager had no authority to execute the same.

3.8.   <u>Officers</u>. To facilitate the operation of the Company, the Manager may elect to appoint officers of the Company to carry out such duties as may be delegated to them from time to time by the Manager. Such officers may include a President, a Vice-President, a Chief Financial Officer, a Chief Operations Officer, and a Secretary. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices and no officer need be a member of the Company. The officers may exercise such powers and perform such duties as are specified in this Agreement and as determined from time to time by the Manager. Any delegation pursuant to this Section may be revoked at any time by the Manager.

ARTICLE 4

MEMBERSHIP; MEMBER VOTING RIGHTS AND MEETINGS

4.1.   <u>Membership Interests</u>. A Member's ownership interest in the Company shall be expressed as a number of "Units," whether whole or fractional, issued by the Company and as provided for herein. Each Member shall have the rights and powers with respect to such Member's ownership interest solely as set forth in this Agreement.

4.2.   <u>No Liability</u>. No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

4.3.   Voting Rights. Except as expressly provided in this Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes.

4.4.   Meetings. No regular, annual or special or other meetings of the Members are required to be held. If held, written notice of any meeting of Members shall be sent or otherwise given to each Member not less than five (5) nor more than thirty (30) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and the general nature of the business to be transacted. Notwithstanding anything in the Act to the contrary, a meeting shall be held only when called (a) by the Manager or (b) by Members holding at least ten percent (10%) of the outstanding Units and only with respect to matters on which Members may vote. Any action that may be taken at a meeting of the Members may be taken without a meeting by written consent in accordance with the Act. Any Member may waive notice of or attendance at any meeting, or may attend by telephone or any other electronic communication device.

4.5.   Action Without Meeting. Any action that is required or permitted to be taken at any meeting of the Members may be taken without a meeting if written consent setting forth the action to be taken is signed by the Members holding at least the minimum number of Units necessary to authorize or take such action at a meeting at which all the Members entitled to vote thereon were present and voted. Any action taken hereunder shall have the same force as an affirmative vote of the Members. All such consents shall be filed with the Manager or the secretary, if any, of the Company and shall be maintained in the Company records.

4.6.   Record Date. In order that the Company may determine the Members of record entitled to notices of any meeting or to vote, or entitled to receive any distribution or to exercise any rights in respect of any distribution or to exercise any rights in respect of any other lawful action, the Manager may fix, in advance, a record date, that is not more than sixty (60) days or less than ten (10) days prior to the date of the meeting and not more than sixty (60) days prior to any other action. If no record date is fixed:

4.6.1.   The record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held;

4.6.2.   The record date for determining Members entitled to give consent to Company action in writing without a meeting shall be the day on which the first written consent is given;

4.6.3.   The record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager adopts the resolution relating to such other purpose, or the 60th day prior to the date of the other action, whichever is later;

4.6.4.   The determination of Members of record entitled to notice or to vote at a meeting of Members shall apply to any adjournment of the meeting unless a Manager or the Members who called the meeting fix a new record date for the adjourned meeting, but the Manager or the Members who called the meeting shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

ARTICLE 5

TRANACTIONS WITH AFFILIATES; BUSINESS OPPORTUNITIES

5.1.   Transactions with Affiliates. The Members hereby acknowledge and agree that the Company, in the course of its business activities, may enter into contracts, agreements or other business dealings with the Members, the Manager, or Affiliates of the Members or Manager (any such contract, agreement or business dealing, an "**Affiliate Transaction**") provided all such contracts and agreements with Affiliates contain provisions and conditions which in the aggregate are substantially no less favorable to the Company than the provisions and conditions which could be obtained from persons which are not Affiliates of Members or Manager.

5.2.   Outside Businesses. Unless otherwise agreed to in writing with the Company, the Manager, any Member and any Affiliate of any Member or the Manager may engage in or possess an interest in other profit-seeking or business ventures of any kind, nature or description, independently or with others, whether or not the ventures are competitive with the Company and the doctrine of corporate opportunity, or any analogous doctrine, will not apply. No Member, Manager or Affiliate of any Member or the Manager who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company will have any duty to communicate or offer the opportunity to the Company, and will not be liable to the Company or to any Member for breach of any fiduciary or other duty by reason of the fact that such person (or entity) pursues or acquires for, or directs the opportunity to another person (or entity) or does not communicate the opportunity or information to the Company. Neither the Company nor any Member, Manager or Affiliate of the foregoing will have any rights or obligations by virtue of this Agreement or the relationship created hereby in or to the independent ventures or the income or profits or losses derived therefrom, and the pursuit of the ventures, even if competitive with the activities of the Company, will not be deemed wrongful or improper.

ARTICLE 6

DISTRIBUTIONS

6.1.   Distributable Cash. When and as determined by Manager in Manager's discretion, Distributable Cash shall be distributed to the Members pro rata in proportion to their holdings of Units or, if there are classes of Units, then each Unit shall receive distributions pro rata based on the class of such Units. For purposes of this Agreement, "**Distributable Cash**" means the amount of cash or other property the Manager deems available for distribution to the Members, in Manager's sole discretion, taking into account all current, future, and reasonably anticipated Company debts, liabilities, and obligations and amounts that the Manager deems necessary to place into reserves (a) for future claims, debts, liabilities, and obligations with respect to the Company's business, and (b) to reinvest in the business of the Company to facilitate future growth.   All distributions will be made only to the persons who, according to the books and records of the

Company, are the holders of record of the Units in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with this ARTICLE 6.

6.2.   Form of Distribution. A Member, regardless of the nature of the Member's contribution to the capital of the Company, may not demand or receive distributions from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a distribution of money being made to other Members. Except as provided in ARTICLE 10, on dissolution and the winding up of the Company, no Member may be compelled to accept a distribution of any asset in kind.

6.3.   Restriction on Distributions. No distribution may be made if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business.

6.4.   Return of Distributions. Except for distributions made in violation of the Act or this Agreement, no Member is obligated to return any distribution received from the Company or pay the amount of any distribution received from the Company for the account of the Company or to any creditor of the Company.

6.5.   Withholding. The Company may withhold distributions or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Manager determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. If at any time the amount required to be withheld exceeds the amount that would otherwise be distributed to the Member to whom the withholding requirement applies, any such excess shall be deemed to be an interest free advance to the Member receiving such excess distributions, payable to the Company from subsequent distributions as made. Any amount withheld with respect to a Member shall be treated as though it had been distributed to that Member under Section 6.1 for all purposes of this Agreement. Each Member will furnish the Manager with such information as may reasonably be requested by the Manager from time to time to determine whether withholding is required, and each Member will promptly notify the Manager if such Manager determines at any time that it is subject to withholding.

ARTICLE 7

BOOKS AND RECORDS; ACCOUNTING

7.1.   Books and Records. The books and records of the Company shall be maintained at the Company's principal place of business and in accordance with the requirements of Section 17701,13(d) of the Act. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for the Company's business.

7.2.   Accounting Decisions. All decisions as to accounting matters, except as otherwise specifically set forth herein, will be made by the Manager who may rely on the advice of accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

7.3.   Tax Classification.   The Members intend that the Company shall be taxed as a c-corporation (a "**C Corporation**") subject to taxation pursuant to Subchapter C of Chapter I of the United State Internal Revenue Code of 1986, as amended (the "**Code**"). The Company shall make all elections to be taxed as a C Corporation for federal and state income tax purposes, effective as of the date of this Agreement and at all times thereafter. As a result of such election, the Company and each of the Members shall treat all outstanding Units as stock in a corporation for U.S. Federal income tax purposes and each Member that meets the requirements for applicability of Section 351 of the Code to its acquisition of such stock as having acquired such stock in a transaction governed by Section 351 of the Code. All decisions as to tax elections and accounting matters shall be made by the Manager; provided, that the Company shall make no elections or taken any actions inconsistent with its being treated as a C Corporation for federal and state income tax purposes.

ARTICLE 8

TRANSFER OF INTERESTS

8.1.   Transfer and Assignment of Interests.

8.1.1.   No Member may transfer, assign, exchange, convey, sell, encumber, or in any way alienate (each of the foregoing constituting a "**Transfer**") any of its Units except as permitted in this ARTICLE 8. Transfers in violation of this Article are void and of no effect. In addition to the requirements set forth in this ARTICLE 8, Transfers of Units may only be made upon receipt of proper Transfer instructions from the registered holder of the Units being Transferred or by such person's attorney lawfully constituted in writing, and upon compliance with appropriate procedures for transferring Units as provided herein and as also may be required by Manager in Manager's reasonable discretion. After the consummation of any permitted Transfer, the Unit(s) so Transferred continue to be subject to the terms, provisions, and conditions of this Agreement and any further Transfers must comply with all of the terms, provisions, and conditions of this Agreement, including this Article.

8.1.2.   A Member may Transfer Units to (a) the Company or Company's designee; (b) the parents, siblings, spouse or children of a Member, (c) if such Member is an entity, an Affiliate of such Member, and (d) any other person or entity with the written consent of the Manager, in Manager sole and absolute discretion (each, a "**Permitted Transfer**"). A Member making a Permitted Transfer shall not be required to comply with Sections 8.2 and 8.6, as applicable but must notify the Manager of the Transfer in writing at least ten (10) days prior to making such Transfer, which notice must include proof satisfactory to Manager that the Transfer constitutes a Permitted Transfer (unless Manager, in its discretion, determines to waive such requirement). As used in this Agreement, "**Affiliate**" means as to any person or entity, another person or entity controlling, controlled by or under common control with such person or entity, as determined in good faith by the Manager. If a Member is an entity, such Member shall be deemed to have Transferred its Units if such Member directly or indirectly transfers the power to direct or cause the direction of the management and policies of such Member, whether through the ownership of voting securities or by contract or otherwise.

8.1.3.   Upon the occurrence of any Transfer, including a Permitted Transfer, the transferee (the "**Transferee**") may not become a substitute Member unless the requirements of Section 8.3 are met. Any Transferee who does not become a substitute Member may not vote or participate in the management and affairs of the Company or become or exercise any of the rights of a Member, other than to receive, to the extent Transferred, the distributions of money or other property, to which the Transferor Member would be entitled.

8.2.   Right of First Refusal. In addition to the other limitations and restrictions set forth in this ARTICLE 8, except with respect to Permitted Transfers or transfers of Units by involuntary means, including due to death and adjudication of incompetency, no Member shall Transfer Units (for purposes of this Section 8.2, the "**Offered Units**") unless such Member (for purposes of this Section 8.2, the "**Seller**") first offers to sell the Offered Units pursuant to the terms of this Section 8.2.

8.2.1.   No Transfer may be made under this Section 8.2 unless the Seller has received a bona fide written offer (the "**Purchase Offer**") from a Person (for purposes of this Section 8.2, the "**Purchaser**") to purchase the Offered Units for a purchase price (for purposes of this Section 8.2, the "**Offer Price**") denominated and payable in United States dollars at closing or according to specified terms, with or without interest, which offer shall be in writing signed by the Purchaser and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period, as hereinafter defined.

8.2.2.   Prior to making any Transfer that is subject to the terms of this Section 8.2, the Seller shall give to the Company written notice (the "**Offer Notice**") which shall include a copy of the Purchase Offer and an offer (the "**Firm Offer**") to sell the Offered Units to the Company or Company's designee (the "**Offeree**") for the Offer Price, payable according to the same terms as those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Units) to be provided by the Purchaser for any deferred portion of the Offer Price.

8.2.3.   The Firm Offer shall be irrevocable for a period (the "**Offer Period**") ending at 11:59 p.m., local time at the Company's principal place of business, on the thirtieth (30th) day following the day of the Offer Notice.

8.2.4.   At any time during the Offer Period, the Offeree may accept the Firm Offer as to all of the Offered Units, by giving written notice of such acceptance to the Seller. If the Offeree does not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

8.2.5.   If the Firm Offer is accepted, the closing of the sale of the Offered Units shall take place within sixty (60) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and Offeree shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Section 8.2.

8.2.6.   If the Firm Offer is not accepted in the manner hereinabove provided, the Seller may sell the Offered Units to the Purchaser at any time within sixty (60) days after the last day of the Offer Period, provided, however, that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided, further, that such sale complies with other terms, conditions, and restrictions of this Agreement that are not expressly made inapplicable to sales occurring under this Section 8.2. If the Offered Units is not sold in accordance with the terms of the preceding sentence, the Offered Units shall again become subject to all of the conditions and restrictions of this Section 8.2.

8.3.   Substitution of Members. A Transferee of Units (including Permitted Transferees) may become a substitute Member only if (i) for any Transfer other than to a Permitted Transferee, the Manager consents in writing, (ii) all securities and tax requirements set forth in this Agreement are met, (iii) the Transferee executes an agreement or other instrument satisfactory to the Manager accepting, adopting, and agreeing to be bound by this Agreement, and (iv) the Transferee pays all reasonable expenses of the Company (including attorneys' fees) incurred in connection with the Transferee's admission as a substitute Member. The admission of a substitute Member does not release the Transferor Member from any liability the Transferor Member may have to the Company or the other Members.

8.4.   Further Restrictions on Transfer. In addition to any other restrictions on transfer in this Agreement or at law, no Member may Transfer any of its Units: (a) unless the Units are subsequently registered under the Securities Act of 1933 and any appropriate state securities laws (or unless the Company receives an opinion of counsel satisfactory to the Manager that an exemption from registration is available); or (b) if the Manager determines, in Manager's reasonable and good faith discretion, that the Transfer may have an adverse effect on the Company.

8.5.   Rights of Legal Representatives. If a Member who is an individual dies or is adjudged by a court of competent jurisdiction to be incompetent to manage the Member's person or property, the Member's executor, administrator, guardian, conservator, or other legal representative (each, a "**Legal Representative**") may exercise all of the Member's rights for the purpose of settling the Member's estate or administering the Member's property, including any power the Member has under the Articles or this Agreement to give an assignee the right to become a Member. If a Member is a corporation, trust, or other entity and is dissolved or terminated, the powers of that Member may be exercised by the Member's Legal Representative or successor.

8.6.   Drag-Along Rights. If the Members holding a majority of the outstanding Units ("**Majority Selling Group**") elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party (each such transaction referred to as a "**Company Unit Sale**"), the Majority Selling Group shall notify the other Members in writing of such Company Unit Sale. Upon request by the Majority Selling Group, the Members will consent to and raise no objections to the proposed transaction, and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed by the Majority Selling Group. The obligations of the Members pursuant to this Section 8.6 with respect to a Company Unit Sale are subject to the following conditions: (x) the consideration payable upon consummation of such Company Unit Sale to all of the Members shall be allocated among the Members according to their ownership of Units, and (y) upon the consummation of the Company Unit Sale, all of the Members shall receive the same form of consideration per Unit, or if there are classes of Units, then each class shall receive the same form of consideration per Unit. Each Member agrees to be bound by agreements with respect to indemnification obligations, amounts paid into escrow, amounts subject to holdbacks or amounts subject to post-closing purchase price adjustments, and agreements to appoint representatives; provided, that any such indemnification, escrow, holdback and adjustment obligations undertaken by any Member (A) shall be proportional to the share of the purchase price paid in connection with such Company Unit Sale that is allocable to such Member and (B) shall not exceed the total amount of consideration received by such Member in connection with such Company Unit Sale (except with respect to representations and warranties relating solely to, or covenants entered into solely by, such Member, including representations as to title to Units or any non-compete). To the extent that a Member does not take any actions when requested by the Manager pursuant to this Section 8.6, each such Member hereby constitutes and appoints the members of the Majority Selling Group as such Member's true and lawful attorney-in-fact and authorizes the attorney-in-fact to execute on behalf of such Member any and all documents and instruments which the attorney-in-fact deems necessary and appropriate in connection with the Company Unit Sale. The foregoing power of attorney is irrevocable and is coupled with an interest.

ARTICLE 9

CONSEQUENCES OF DISSOCIATION EVENT OF MEMBER

9.1.   Dissociation Event. The Company shall not dissolve upon the occurrence of a Dissociation Event. If a Member suffers a Dissociation Event, the Dissociated Member shall become an Economic Interest Owner (as defined below) only and shall no longer be entitled to vote or participate in the management or control of the Company or to demand information except as specifically required hereunder with respect to Economic Interest Owners. Notwithstanding any provision of the Act to the contrary, no Member or Dissociated Member shall be entitled to receive any cash or assets from the Company upon the occurrence of a Dissociation Event.

9.2.   Definitions. As used herein, these terms have the following meanings:

9.2.1.   "**Dissociated Member**" shall mean any Member who suffers a Dissociation Event.

9.2.2.   "**Dissociation Event**" shall mean with respect to any Member, an event which terminates the continued membership of such Member, including, without limitation, the withdrawal, expulsion, bankruptcy, dissolution, or death of such Member.

9.2.3.   "**Economic Interest**" shall mean a Member's right to share in the distributions of the Company's assets pursuant to this Agreement and the Act, but shall not include any other rights of a Member, including, without limitation, the right to vote or participate in the management, or except as provided in the Act, any right to information concerning the business and affairs of the Company.

9.2.4.   "**Economic Interest Owner**" shall mean the owner of an Economic Interest who is not a Member.

9.3.   Right of Purchase. If any Member suffers a Dissociation Event, such Dissociated Member's Units shall be subject to the purchase rights set forth herein. Upon a Dissociation Event, the Dissociated Member or its Legal Representative shall provide written notice to the Manager of the occurrence of a Dissociation Event ("**Dissociation Event Notice**"). At any time after a Dissociation Event, but not later than sixty (60) days after the Manager' s receipt of the Dissociation Event Notice, the Company, in the Manager' s sole discretion, shall have the right and option to purchase all of the Dissociated Member's Units. To exercise such option, Company shall provide written notice to the Dissociated Member or its Legal Representative, as applicable ("**Selling Party**") of Company's election to purchase the Dissociated Member's Units ("**Dissociation Exercise Notice**"). The Manager may assign such purchase right to any person, including Affiliates of the Manager, in Manager's sole discretion (the Company and any such assignee, the "**Purchasing Party**"). The purchase price ("**Purchase Price**") shall be the fair-market value of the Dissociated Member's Units which shall be determined by the Manager in Manager's good faith discretion. The Purchase Price shall be paid, in the sole discretion of Manager, either (i) entirely in cash, or (ii) in installments, with an initial cash payment toward the Purchase Price not less than twenty percent (20%) of the Purchase Price and the balance of the Purchase Price amortized, and payable, over a term of not more than three (3) years. The deferred balance of the Purchase Price shall be evidenced by a promissory note executed by the Purchasing Party and delivered to the Selling Party at the time of the initial payment toward the Purchase Price. The promissory note (i) shall bear interest at the rate per annum equal to the Bank of America N.T. & S.A. reference rate in effect as of the date of the promissory note, plus one percentage point; (ii) shall require payment of equal quarterly installments of principal and interest until the final payment thereon; (iii) shall expressly permit prepayments without penalty; (iv) shall require acceleration of the entire unpaid balance of principal and interest upon the earlier of any default in the payment of principal or interest thereunder, if such default is not cured within fifteen (15) days after receipt of written notice of default, or upon dissolution of the Company; and (v) otherwise shall contain then commercially reasonable terms and conditions. Notwithstanding the foregoing, under no circumstances shall the interest payable under the note exceed the limitations imposed at such time by applicable law. The closing for the purchase and sale of the Dissociated Member's Units shall occur at the Company's principal place of business at 10:00 a.m. no later than ninety (90) days after the Manager's receipt of the Dissociation Event Notice, unless such day is a weekend or national holiday, in which event, the closing will occur on the next business day. At the closing, the Selling Party shall deliver to the Purchasing Party (in form and substance reasonably acceptable to the Purchasing Party) and a duly executed assignment of Units (with certificate(s) evidencing such Units, if any). Upon request of the Purchasing Party concurrently therewith or at any time and from time to time thereafter, the Selling Member also shall execute and deliver such other documents and instruments as the Purchasing Party determines are necessary or desirable to consummate the closing and to transfer ownership, title and control of the Dissociated Member's Units to the Purchasing Party. At the closing, the Purchasing Party shall deliver to the Selling Member the cash portion of the Purchase Price in immediately available funds and, as applicable, the promissory note described herein for the Dissociated Member's Units.

ARTICLE 10

DISSOLUTION AND WINDING UP

10.1. <u>Dissolution Events</u>. The Company will be dissolved, its assets disposed of, and its affairs wound up upon the first to occur of the following:

10.1.1. The entry of a decree of judicial dissolution pursuant to Section 17707.03 of the Act;

10.1.2. The sale or other disposition of all or substantially all of the assets of the Company; or

10.1.3.　The written consent to dissolve the Company of the Manager and of the Members holding a majority of the Units entitled to vote.

A Dissociation Event of a Member who is an individual or the dissolution of a Member that is an entity shall not give rise to the dissolution of the Company.

10.2.　Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up.

10.3.　Distributions in Kind. Any non-cash asset distributed to one or more Members must first be valued at its fair market value. The amount distributed to each Member receiving an interest in the distributed asset is the fair market value of such interest (net of any liability secured by the asset that such Member assumes or takes subject to). The fair market value of the asset shall be determined by the Manager in good faith.

10.4.　Order of Payment of Liabilities upon Dissolution.

10.4.1.　After determining that all known liabilities of the Company including debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, and subject to the provisions of Section 6.5, the remaining assets will be distributed to the Members in accordance with their distributed to the Members pro rata in accordance with their respective Units. The liquidating distributions must be made by the end of the Company's taxable year in which the Company is liquidated or, if later, within ninety (90) days after the date of the liquidation.

10.4.2.　The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, will be deemed to have been adequately provided for if the Company has complied with either of the following: (a) The payment of the debt or liability has been assumed or guaranteed in good faith by financially responsible person(s) or entities, and the provisions, including financial responsibility, was determined in good faith and with reasonable care by the Manager to be adequate at the time of any distribution of the assets hereunder; or (b) the amount of the debt or liability has been deposited by the Company into an account for that purpose. This Section 10.4.2 is not intended to prescribe the exclusive means of making adequate provision for the payment of debts and liabilities as required by the Act. The Manager may make other arrangements reasonably calculated to provide for the payment of debts and liabilities.

10.5.　Limitations on Payments Made in Dissolution. Each Member is entitled to look solely at the assets of the Company for the return of any distributions to which such Member is entitled and will have no recourse for the return of the Member's investment or the receipt of distributions to which such Member is entitled hereunder (upon dissolution or otherwise) against the Manager or any other Member, except for fraud, intentional misconduct, or an intentional violation of law.

10.6.　Certificate of Cancellation. As soon as possible following the occurrence of any of the events resulting in the dissolution of the Company, the Manager shall execute a Certificate of Dissolution in such form as shall be prescribed by the California Secretary of State and file the Certificate as required by the Act.

ARTICLE 11

INDEMNIFICATION AND INSURANCE

11.1. <u>Indemnification of Agents</u>. The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he, she or it is or was a Member, Manager, advisor, officer, employee or other agent of the Company or that, being or having been such a Member, Manager, advisor, officer, employee or agent, he, she or it is or was serving at the request of the Company as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to hereinafter as an "**Agent**"), to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit. The Company shall be authorized to enter into indemnity agreements from time to time with any person entitled to be indemnified by the Company hereunder, upon such terms and conditions as the Company deems appropriate in its business judgment. The Members acknowledge that certain debt of the Company has been, and may be in the future be, personally guaranteed or cosigned by the Manager, and that any indemnity agreement entered into between the Company and Manager may indemnify Manager for personal liability incurred by Manager with respect to any such Company debt. The Company may defend an Agent with respect to allegations of gross negligence or willful misconduct, but the Company shall have no duty to indemnify an agent in connection with any acts or omissions constituting gross negligence or willful misconduct.

11.2. <u>Insurance</u>.

11.2.1. The Company may secure in its own name and at its own expense, key man, life, and/or disability insurance policies upon the life of any of the Members. None of the Members, nor any of their respective family members, heirs, or beneficiaries shall be entitled to the proceeds thereof. Such insurance shall be available to the Company to offset any payments due to any Member under this ARTICLE 11.

11.2.2. The Company shall have the power to purchase and maintain insurance on behalf of the Manager and any Agent of the Company against any liability asserted against such Agent and incurred by such Agent in any such capacity, or arising out of such party's status as an agent, whether or not the Company would have the power to indemnify such Agent against such liability under the provisions of Section 11.1 or under applicable law.

ARTICLE 12

INVESTMENT REPRESENTATIONS; REPURCHASE RIGHT

Each Member (by executing this Agreement, a counterpart hereof, a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) hereby represents and warrants to, and agrees with, the Manager, the other Members and the Company as follows:

12.1. <u>Investment Due Diligence</u>. The Member: (a) has received and reviewed all information the Member considers necessary or appropriate for deciding whether to purchase the Units; and (b) has had an opportunity to ask questions and receive answers from the Company and its Manager regarding the terms and conditions of purchase of the Units and the business, financial affairs, and other aspects of the Company and has further had the opportunity to obtain all information which it deems necessary to evaluate the investment and to verify the accuracy of information otherwise provided such Member. The Member has had the opportunity to consult with the Member's own professional advisors regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent the Member considers necessary.

12.2.   No Representations by the Company. Neither the Manager, any other Member, any agent or any employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to the Member that the Units may be may freely transferred, that a percentage of profit or amount or type of consideration will be realized as a result of an investment in the Units, that past performance or experience on the part of any of the Manager or its Affiliates or any other person in any way indicates the predictable results of the ownership of the Units or of the overall business of the Company, that any cash distributions from the Company's operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

12.3.   Investment Intent. The Member is acquiring Units for investment purposes, for the Member's own account only, and not with a view to or for sale in connection with any distribution of all or any part of the Units being purchased. No other person will have any direct or indirect beneficial interest in or right to the Units being purchased.

12.4.   Economic Risk. The Member is financially able to bear the economic risk of the Member's investment in the Units, including the total loss of such investment. The Member acknowledges that the purchase of Units is a speculative investment which involves a substantial degree of risk of loss of the Member's entire investment in the Company, that the Member understands and takes full cognizance of the risks related to the purchase of the Units.

12.5.   No Registration of Units. The Member acknowledges having been advised that the Units have not been registered under the Securities Act of 1933, or qualified under the any applicable blue sky laws.

12.6.   Units are Restricted Securities. The Member understands that the Units are a "restricted security" under the Securities Act of 1933 in that the Units will be acquired from the Company in a transaction not involving a public offering, and that the Units may be resold without registration under the Securities Act of 1933 only in certain limited circumstances and that otherwise the Units must be held indefinitely.

12.7.   No Disposition in Violation of Law. Without limiting the representations set forth above or the other provisions of this Agreement, the Member will not make any disposition of all or any part of the Member's Units which will result in the violation by the Member or by the Company of the Securities Act 1933 or of any other applicable securities laws.

12.8.   Restrictions on Transferability.   The Member acknowledges that there are substantial restrictions on the transferability of the Units pursuant to this Agreement, that there is no public market for the Units and none is expected to develop, and that, accordingly, it may not be possible to liquidate the investment in the Company.

12.9. <u>Repurchase Right</u>. If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member pursuant to Section 6.1.

ARTICLE 13

MISCELLANEOUS

13.1. <u>No Third-Party Beneficiary Right</u>. The provisions of the Agreement are intended only for the regulation of relations among the Members and the Company. The Agreement is not intended for the benefit of non-Member creditors and does not grant any rights to or confer any benefits on non-Member creditors or any other person who is not a Member except as specifically provided in this Agreement.

13.2. <u>No Interest in Company Property: Waiver of Action for Partition</u>. No Member or Transferee has any interest in specific property of the Company. Without limiting the foregoing, each Member and Transferee irrevocably waives during the term of the Company any right it may have to maintain an action for partition with respect to property of the Company.

13.3. <u>Amendments</u>. Except as provided herein, any amendment to this Agreement or the Articles must be in writing and shall require the approval of the Manager and the Members holding a majority of the Units entitled to vote. Each Member hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Members, such action may be so taken upon the concurrence of less than all of the Members and each Member shall be bound by the results of such action, even Members who did not vote for or consent to such amendment. Notwithstanding the foregoing, (a) no amendment to this Agreement may enlarge the obligations of any Member under this Agreement without its consent, and (b) the Manager, without the approval of any Member, may amend any provision of this Agreement, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (i) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (ii) the admission, substitution, withdrawal or removal of Members in accordance with this Agreement; (iii) a change that Manager determines to be necessary or appropriate to qualify or continue the qualification of the Company as a limited liability company under the laws of any state or to ensure that the Company will be taxed as an entity for federal income tax purposes as the Company specifically so designates; or (iv) a change that, in the sole discretion of Manager, it determines does not adversely affect the Members (including adversely affecting the holders of any particular class of Units as compared to other holders of other classes of Units) in any material respect, and either is determined to be (A) necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, or (B) necessary or reasonable to effect the intent of the provisions of this Agreement. Each Member covenants, on its own behalf, and on behalf of its successors, assigns, heirs and personal representatives, to execute and deliver with acknowledgment or affidavit, if required, all documents and writings that may be necessary or appropriate to effectuate amendments pursuant to this Section 13.3.

13.4. <u>Further Assurances</u>. Each party to this Agreement shall execute and deliver all instruments and documents and take all actions as may be reasonably required or appropriate to carry out the purposes of this Agreement.

13.5. <u>Power of Attorney</u>. Each Member, by executing this Agreement, hereby constitutes and appoints the Manager, as such Member's attorney-in-fact, with full power and authority to act in its name and on its behalf in the execution, acknowledgment and filing of documents relating to the Company and its business ("**Power of Attorney**"), including without limitation the following: (a) any amendments to this Agreement (subject to the provisions of Section 13.3 above); (b) any instrument which may be required to be filed by the Company under appropriate state law or by any governmental agency or which the Manager deems advisable to file; and (c) any documents which may be required to be filed by the Company in connection with the admission of substitute or additional Members, or the dissolution and termination of the Company, provided such continuation or dissolution and termination are in accordance with the terms of this Agreement. Each Member further acknowledges that, by executing this Agreement, the Power of Attorney granted to the Manager pursuant to this Section 13.5: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or dissolution of the Member, (ii) may be exercised by the Manager either by signing separately as attorney-in-fact for each Member or, after listing all of the Members, executing any instrument by a single signature of the Manager acting as attorney-in-fact for all of them, and (iii) shall survive the delivery of an assignment by a Member of the whole or any portion of its ownership interest in the Company; except that where the assignee of the whole of a Member's Units has been approved by the Manager for admission to the Company as a substitute Member, the Power of Attorney of the assignor shall survive the effective date of such substitution for the sole purpose of enabling the Manager to execute, acknowledge, and file any instrument necessary to effect such substitution.

13.6. <u>Governing Law; Dispute Resolution</u>.

13.6.1. <u>Governing Law</u>. This Agreement is governed by and construed in accordance with the laws of the State of California, irrespective of California's choice-of-law principles.

13.6.2. <u>Arbitration</u>. Except where specific performance is permitted by this Agreement or with respect to a Manager Fraud Claim, arbitration constitutes the sole and exclusive remedy for the settlement of any dispute or controversy concerning this Agreement or the rights of the parties to this Agreement, including whether such dispute or controversy is arbitrable. The arbitration proceeding will be conducted in San Diego, California, before a single arbitrator. The arbitration shall be administered by JAMS under the JAMS Comprehensive Arbitration Rules and Procedures in effect at the time a demand for arbitration is made. To the extent there is any conflict between the rules of the JAMS and this arbitration clause, this clause will govern and determine the rights of the parties. The decision of the arbitrator, including but not limited to the determination of the amount of any damages suffered or the right to an injunction, will be exclusive, final, and binding on all parties, their heirs, executors, administrators, successors, and assigns, as applicable, and judgment thereon may be entered in any court of competent jurisdiction. The costs of arbitration, including administrative fees, fees for a record and transcript, and the arbitrator's fees, as well as reasonable attorneys' fees will be awarded to the party determined by the arbitrator to be the prevailing party.

13.6.3. <u>Venue and Jurisdiction</u>. Except as provided in Section 13.6.2, all actions and proceedings arising in connection with this Agreement (including a Manager Fraud Claim) must be tried and litigated exclusively in the State and Federal courts located in the County of San Diego, State of California, which courts have personal jurisdiction and venue over each of the parties to this Agreement for the purpose of adjudicating all matters arising out of or related to this Agreement. Each party authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section by registered or certified mail, return receipt requested, postage prepaid, to its address for the giving of notices set forth in this Agreement.

13.7. <u>Counterparts/Signatures/Exhibits</u>. This Agreement may be executed in any number of counterparts, each of which is deemed an original and all of which together constitute one document. A signature received via facsimile, e-mail, .pdf or other electronic signature shall be as legally binding for all purposes as an original signature. All exhibits and schedules attached to and referenced in this Agreement are incorporated into this Agreement.

13.8. <u>Time of Essence</u>. Time and strict and punctual performance are of the essence with respect to each provision of this Agreement.

13.9. <u>Interpretation</u>. Whenever the context so requires in this Agreement, all words used in the singular may include the plural (and vice versa) and the word "person" includes a natural person, a corporation, a firm, a partnership, a joint venture, a trust, an estate or any other entity. The terms "includes" and "including" do not imply any limitation. No remedy or election under this Agreement is exclusive, but rather, to the extent permitted by applicable law, each such remedy and election is cumulative with all other remedies at law or in equity. The Section headings in this Agreement: (a) are included only for convenience, (b) do not in any manner modify or limit any of the provisions of this Agreement, and (c) may not be used in the interpretation of this Agreement. Each provision of this Agreement is valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement (or the application of such provision to any person or circumstance) is or becomes invalid or unenforceable, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, are not affected by such invalidity or unenforceability.

13.10. <u>Successors-in-Interest and Assigns</u>. Subject to the restrictions on transferability contained in this Agreement, this Agreement, including any amendment to this Agreement in compliance with Section 13.3, is and shall be binding upon and shall inure to the benefit of the successors-in-interest and assigns of each party to this Agreement.

13.11. <u>Notices</u>. All notices and other communications provided for herein must be in writing and must be delivered by hand or overnight courier service, mailed by certified or registered mail, or e-mailed, (a) if to the Company, to the address of the Company set forth below its name on the Signature Page hereto, or (b) if to a Member, the address of the Member set forth in the Company books and records. Notices sent by hand delivery or overnight courier service, or mailed by certified or registered mail, will be deemed to have been given when received (except that, if not given during normal business hours for the recipient, will be deemed to have been given at the opening of business on the next business day for the recipient). Notices by email will be deemed to have been given when sent in accordance with this Section. Each party shall make a reasonable, good faith effort to ensure that it will accept or receive notices to it that are given in accordance with this Section (which shall include the obligation of each Member to designate the Company's email address as a "safe sender" to avoid email notices being diverted to a spam filter). A party may change its address for purposes of this Section by giving the other party(ies) written notice of a new address in the manner set forth above.

13.12. <u>Waiver</u>. Any waiver of a default or provision under this Agreement must be in writing. No such waiver constitutes a waiver of any other default or provision concerning the same or any other provision of this Agreement. No delay or omission by a party in the exercise of any of its rights or remedies constitutes a waiver of (or otherwise impairs) such right or remedy. A consent to or approval of an act does not waive or render unnecessary the consent to or approval of any other or subsequent act.

13.13. <u>Drafting Ambiguities</u>. Each party to this Agreement has had the opportunity to have its legal counsel review and revise this Agreement. The rule of construction that ambiguities are to be resolved against the drafting party or in favor of the party receiving a particular benefit under an agreement may not be employed in the interpretation of this Agreement or any amendment to this Agreement.

13.14. <u>Entire Agreement</u>. This Agreement (including any a subscription agreement, a joinder agreement, or other instrument agreeing to be bound by this Agreement) and the Articles constitute the complete and exclusive statement of agreement among the Members and Company with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements or statements by and among the Members and the Company. No representation, statement, condition or warranty not contained in this Agreement or the Articles will be binding on the Members or the Company or have any force or effect whatsoever. To the extent that any provision of the Articles conflict with any provision of this Agreement, the Articles shall control. For purposes of clarity, this Agreement shall not replace any subscription documents entered into by a Member with respect to an investment in the Company, provided, however, if there is any discrepancy between any of the subscription documents and this Agreement, this Agreement shall control.

13.15. <u>Spousal Consent</u>. As a condition precedent to the admission into membership of each married Member, such Member's spouse, at the request of Manager, shall be required to execute a consent, in a form deemed appropriate by Manager, to be bound in all respects, including as to such spouse's ownership interests, if any, in the Member's Units, to the terms of this Agreement.

13.16. <u>Conversion to Corporate Form</u>. At any time, if deemed advisable by the Manager, the Manager shall have the right, with no action on the part of the Members, to cause (a) the Company to be converted from a limited liability company to a C Corporation, or (b) to merge the Company into a corporation that is per se taxed as a corporation or consolidate with another entity with the resulting entity being a corporation that is per se taxed as a corporation (a "**Conversion**"), in each case solely for the purposes of converting to a corporation that is per se taxed as a corporation and not to effect any change in ownership of the Company. Each Member further agrees that the Manager may take, without any action or further authorization of the Members, any and all actions necessary or desirable, in the discretion of the Manager, to effect such conversion, merger or consolidation, including, without limitation, preparing and filing certificates, executing agreements, making necessary or appropriate amendments to this Agreement (including terminating this Agreement or converting this Agreement into a stockholders agreement), converting Units into securities of the C Corporation or disposing of Units. The Manager shall structure the Conversion so that the relative percentage equity interests, relative voting rights and economic positions of the Members immediately prior to the Conversion will be maintained in the Conversion. In connection with the Conversion, the Company shall make or apply for all filings, permits, authorizations, consents and approvals as may be required under applicable state or federal law, or by any administrative agency or commission or other governmental regulatory authority or agency (a "**Governmental Entity**"). Each of the Members agrees to take all actions reasonably requested by the Company in order to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including making all filings required to be made or obtained by the Company or such Member in connection with the consummation of the Conversion. It shall be a condition to the consummation of the Conversion, that all filings, permits, authorizations, consents and approvals of Governmental Entities required in connection therewith have been made or obtained.

13.17. <u>Acknowledgement Regarding Company Counsel</u>. With respect to issues related to this Agreement, each Member acknowledges that counsel to the Company has represented the Company only and does not and will not represent any Member in the absence of a clear and explicit agreement to such effect between such Member and Company's counsel, and without such written agreement Company's counsel shall owe no duties directly to such Member.

[Signatures on Next Page]

[SIGNATURE PAGE]

The undersigned have executed this Operating Agreement agreeing to be bound hereby, effective as of the date first written above.

MEMBERS:



Jeffrey Lamont Brown

Jennifer Chen

COMPANY:



Jeffrey Lamont Brown, Manager

Company notice information:

Tallgrass Pictures, LLC
Att: Jeffrey Lamont Brown, Manager
710 13th Street (#300)
San Diego, California 92101
Email: jb@izolabakery.com

EXHIBIT A

Units Issued
(as of June 9, 2022)

MEMBERS	# OF UNITS	OWNERSHIP PERCENTAGE
Jeffrey Lamont Brown	9,600,000 Units	80%
Jennifer Chen	2,400,000 Units	20%
Total	12,000,000 Units	100%

Exhibit G

Term Sheet

TERMS FOR MEMBERSHIP UNITS OF
TALLGRASS PICTURES, LLC
October 29, 2024

The following is a summary of the principal terms (the "Summary" or "Term Sheet") with respect to the proposed Membership Units of Tallgrass Pictures, LLC, a California Limited Liability Company doing business as IZOLA Bakery or IZOLA (the "***Company***"). This Summary does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be executed between the Company and each of the undersigned Purchasers (as defined below).

The Summary below includes descriptions of rights, preferences, and limitations for Membership Units outlined in the Company's Operating Agreement. Please thoroughly review the Operating Agreement in conjunction with this Term Sheet. The Term Sheet is not inclusive of all rights, preferences, and limitations of the Securities in this Offering.

Offering Terms

Securities to Issue:	Membership Units (the "***Units***").
Maximum Offering Amount:	$4,460,700 in aggregate proceeds.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "***Purchasers***") pursuant to a Regulation CF offering.
Price per Unit:	Price per Unit will be determined based on the following conditions, whichever comes sooner:

- For the first $500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on July 30, 2024, the Price Per Unit will be $1.80, equivalent to a Pre-Money Valuation of $23.37 million.

- From $500,001 to $1,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on September 15, 2024, the Price Per Unit will be $1.90, equivalent to a Pre-Money Valuation of $24.67 million.

- From $1,000,001 to $2,000,000 in principal amount issued **or** up until 11:59 PM Pacific Time on December 15, 2024, the Price Per Unit will be $2.00, equivalent to a Pre-Money Valuation of $25.97 million.

- From $2,000,001 to $3,500,000 in principal amount issued **or** up until 11:59 PM Pacific Time on February 15, 2025, the Price Per Unit will be $2.10, equivalent to a Pre-Money Valuation of $27.27 million.

- From $3,500,001 to $4,460,700 in principal amount issued **or** up until 11:59 PM Pacific Time on April 28, 2025, the Price Per Unit will be $2.20, equivalent to a Pre-Money Valuation of $28.56 million.

No Preferred Returns:	Unless expressly set forth in the Operating Agreement, no interest, dividend or preferred return shall be payable with respect to any Member's contribution to the capital of the Company.
Limitations on Withdrawals:	No Member may withdraw such Member's contributions of capital to the Company or demand and receive property of the Company, except as may be specifically provided in the Operating Agreement or as required by law.
No Liability:	No Member will be personally liable for any debt, obligation, or liability of the Company, whether that debt, obligation, or liability arises in contract, tort, or otherwise, except as provided by law or as specifically provided otherwise herein. All persons dealing with the Company will have recourse solely to the assets of the Company for the payment of the debts, obligations or liabilities of the Company.

Voting Rights:	Except as expressly provided in the Operating Agreement, the Articles or as otherwise mandated by applicable law (in a provision that is not or cannot be altered by this Agreement), the Members shall have no voting, approval, or consent rights or any rights to call meetings of the Members. Except as otherwise required in this Agreement, a vote, consent, or approval of Members holding a majority of the Units entitled to vote shall be sufficient to authorize or approve all matters in which a vote, approval or consent of the Members is required. The vote of any Member who is also the Manager shall be counted for all purposes.
Limitations on Transfers:	The Securities sold in the Offering are subject to transfer restrictions pursuant to the Company's Operating Agreement and under Regulation Crowdfunding. Transfer restrictions include, but are not limited to, a one-year holding period from when the Securities were issued and Right of First Refusal.
Drag-Along Rights:	If the Members holding a majority of the outstanding Units eligible to vote elect to consummate a sale of all of the Units or equity interests in the Company to any independent third party, the Members will be notified in writing of such Company Unit Sale. Upon request by the Members holding a majority of the outstanding Units eligible to vote, the Members will consent to and raise no objections to the proposed transaction and will take all other actions reasonably necessary or desirable to cause the consummation of such Company Unit Sale on the terms proposed.
Repurchase Right:	If the Manager determines in good faith that a Member provided the Company with inaccurate information in connection with the Member's investment in the Company, including, without limitation, Company's decision to accept the Member's investment, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, the Company may (but shall not be required to) repurchase the Member's Units for an amount equal to the purchase price paid for the Member's Units less any distributions made to the Member.
Right of First Refusal:	Subject to transfer limitations and restrictions, no Member shall sell Units to another purchaser unless such Member first offers to sell the offered Units to the Company at the same terms and purchase price. In such case, the Member first must receive a bona fide written offer from a purchaser in order for a purchase price to be determined. The Member then shall notify the Company of the written offer and allow the Company to purchase the offered Units during a purchase period that lasts up to the 30th day at 11:59 PM (local time) from the Member's written notice.

The "non-binding terms" set forth herein reflect only the parties' current understanding of a potential financing transaction, which will be subject to the definitive agreements to be executed between the Company and the undersigned. For the avoidance of doubt, no binding or enforceable obligation will exist between the parties unless and until they execute and deliver one or more definitive transaction documents, which will contain material terms, conditions, representations, warranties and covenants not set forth herein which are material to the parties' decisions to transact with one another. Until such time, no obligations of one party to the other (including any obligation to continue negotiations) or liability of any kind shall arise from negotiating or reaching agreement in principle upon the non-binding terms set forth herein. Any other written or oral communications shall have no legal effect and shall not be used as evidence of any oral or implied agreement between the parties until such time as definitive transaction documentation is executed and delivered.

TALLGRASS PICTURES, LLC   **PURCHASER**

By: _____   By: _____

Name: Name:
Title: Title:
Date: Date:

Exhibit H

Webinar Transcript

IZOLA Webinar

[Jeffrey]
OK, everybody welcome. Welcome to the IZOLA webinar here. I'm Jeffrey Brown, I'm one of the co-founders of IZOLA Bakery.

[Jenny]
And I am Jenny Chen.

[Jeffrey]
So we're here to tell you a little bit more about IZOLA. IZOLA is a bakery, IZOLA is a movement and IZOLA is a business. And so, we're going to start, we're going to kick us off here.

We make two things, we make croissants and we make sourdough, and that's it. And so, we're going to take you guys through our process where we came from. And, and it'll be it'll be a fun journey along the way.

[Jenny]
Yeah.

[Jeffrey]
All right, let's go.

[Jenny]
So let's start it off with the fun stuff.

[Jeffrey]
OK. What is this, Jenny?

[Jenny]
Speed readers, done with the legal notice now.

[Jeffrey]
Yeah. So everyone, you got to work your way through this, but you can always, this is a recording, so you could pause this and read it at your, at your leisure. So we're going to move on to IZOLA mission. Darling, what's our mission?

[Jenny]
You know, we are on a mission to change the way that Americans think about croissants and sourdough. And, and what does that mean when you say we want to change the way Americans think about croissants and sourdough? Because most people don't think about croissants or sourdough at all.

[Jeffrey]
That's what I was thinking.

[Jenny]
Well, for us, you know, it really is about serving everything hot from the oven. Jeffrey and I started IZOLA from our own home kitchen, and so we served our guests as we served our friends and family when they come on by for dinner, for example, you serve that hot from the oven. And so when you

come by IZOLA and you order a loaf of sourdough or a croissant, it has just come out of the oven and it's piping hot.

[Jeffrey]
And it's delicious.

[Jenny]
Another way that I think really is important to our mission is our hospitality. It's not just about the, the, you know, quote – unquote customer service, but how does it feel when you come into IZOLA? How do our staff make you feel? How does the food make you feel in the ambience?

[Jeffrey]
Yeah, definitely a super important part of it. And, and you know, we think that, that that you remember that how you felt as long, maybe even longer than how things actually taste, you know, the food itself.

So and one of the other important things that that that we build IZOLA on is taking action on our justice-based mission. And so we have 5 fundamental principles that we take action on: environmental justice, gender justice, racial justice, economic justice, and...

[Jenny]
LGBTQIA justice.

[Jeffrey]
Yeah, power to the people. So, and how do we do that?

We, we actually action on it. So we, you know, we have become a living wage employer because we think economically that if you are out there working that you deserve to, you know, to be able to pay the rent. If we have a choice. I mean, when we're when we're making a decision at IZOLA, we filter it through those five social justice tenets, plus guest experience.

And so for example, getting ready to build a new factory to make our amazing dough. And so, one of the things that we're doing is considering very carefully how we can optimize it for environmental, environmental performance and to minimize waste and things like this.

So we'll talk a little bit more about that later, but yeah, great. Yeah, super. And so how did we get started?

[Jenny]
How did we get started?

Well, we started four years ago at the start of, of COVID, really when COVID was hitting. Jeffrey and I were actually traveling on vacation in Europe as everything was shutting down. And so we came home to a very, very different San, San Diego. It was scary, isolating. We, we were depressed to staying at home, separated from friends and family. And so, Jeffrey and I, we, we started, we started baking because we just really wanted to reconnect with our community here in the East Village of San Diego and downtown San Diego.

And how did we start serving people?

[Jeffrey]
That's funny.

You know, we started baking like everybody else, making a little sourdough and things just got a little crazy, you know. And so, we started making it and we would bake a few loaves in our teeny weenie home oven, the same one everyone else has. And then as they came out and they were hot from the oven and we would put them into a picnic basket and lower them out the window down from the third floor to the first floor on the street.

Because if you remember, there were no vaccines. There were, there were no, so we had the social distance and everything. And so, we would lower it down there and that's when I got hooked because I would look down and I would see people take out a loaf of bread or a croissant out of a box and take a bite of this fresh hot thing. And their eyes would kind of close halfway and they would lay their heads back and they would just be like, "Ahhhh," and I love that feeling! I loved creating joy.

[Jenny]
100% that, that is why we are still here today doing that, this work, is, is that community that we really started creating around IZOLA out of our old photo studio. And, and you know, over the years, it's been really kind of a whirlwind.

Within the first couple of years, we were named the best bakery in, in the U.S. all in our little, our little like live-work space on the third floor where we didn't have any signage. People had to kind of just hear about us in order to find us.

And often times people would open the front doors of our bakery on the third floor looking a little confused because they had just like, gone through this little maze just to find us. And like, how is there a bakery up on the third floor in this random office building? So it was a really fun time. You know, we grew quite quickly simply by, by word of mouth.

[Jeffrey]
Yeah. We should have been more than doubling each year, every year in size and some years more than doubling. And, you know, that's, you know, when you go from our first day, we sold 12 croissants per day. And I think 5 loaves of sourdough or something like that. But now we're to the, build the scale, where it's 1,000 croissants a day. And so you talk about doubling that and it becomes bigger, a bigger and bigger effort.

But you know, we started at that very beginning. We got our recipes off the back of the flour bag over at the local grocery and we just started baking and we started with a sourdough bread. And then Jenny asked me to start making croissants. And of course I said,

[Jenny]
"No! I don't like croissants." But I eventually broke him down and he made his first batch of croissants. And when he tried that first croissant hot from the oven, that's when the light bulb went off for him. He's like, "Oh wow. You know, the croissants I had had before had not really been how they were meant to be eaten."

[Jeffrey]
Yeah. A hot from the oven croissant literally changed my life, you know, and so we've been making them ever since just trying to get a little bit better each day.

And so this space, you might think, "Ah, you guys step really stepped into a good space, but it was a photo studio up on the third floor." There's no parking, no signage, you know, it wasn't even a real kitchen. So we operated as a cottage food business for, for years really.

And we way outgrew anything we could ever imagine. But at the time, there was no other option. You couldn't even put in a set of plans because the, you know, during COVID and everything, the, the, the development services department was closed. And so we made do with what was available.

[Jenny]
Yeah.

[Jeffrey]
So if you fast forward to last year, we did $1.6 million in revenue in 10 months on two products.

[Jenny]
Sourdough and croissants.

[Jeffrey]
Sourdough and croissants.

[Jenny]
Yeah, you know, really constantly pushing, pushing the boundaries of how much we could make. You know, with all of that growth, there was only a fixed amount of space we had in our little studio. And so that is also one of the, the main reasons why we're here today is, is talking about the future of IZOLA and, and kind of where, where we go from here as we scale further.

[Jeffrey]
Yeah. And you may, you know, our video I know is really small, but back behind us here we're in, we're about to open a brand new, a brand new space just two blocks from our original and it's going to be awesome, full commercial kitchen and, and everything. So we'll talk a little bit more about that later. But just a little sneak preview over my shoulder here.

You know, we talked a little bit, we've covered off of some of this already. So we don't want to go back through it. But I think, you know, we really work to create wrap around experiences for people, for guests. And so that's how, what has really driven our, you know, our sort of high return rate, our fast growth, our very, very, very high customer feedback on both Yelp and Google. We are at 4.8 stars.[i]

It's, it's very rare to see an establishment that has that higher of aggregated customer feedback with, you know, more than 1,000 reviews.

So have anything to say about traction?

[Jenny]
All set.

[Jeffrey]
So I move on. OK, here we go: challenges.

So challenges, yeah, we've had them. We face them every day. You know, I was here 10:00 at night drilling up into the bottom of an oven to prepare for our mechanical inspection. today, which...

[Jenny]
We passed!

[Jeffrey]

We passed, we passed. And, and so that's really the last roadblock for us to open.

[Jenny]
But you know which I, I think it's helpful for, for folks to know on, on this first point, you know, we've been closed now since October, transitioning off of that cottage food license and really finding the right space for, for the new, the new home for IZOLA and a commercial kitchen.

[Jeffrey]
Yeah, we're surrounded by it right now. And you might be able to hear a little bit of construction going on. There's one of our colleagues is up in the soffit right behind us just doing some deep cleaning and we've got go teams downstairs and over my right shoulder over here making sourdough and croissants and I've got a painting team out front. But you know, the amazing thing for us is that from a regulatory standpoint, we have passed everything we need to get open.

[Jenny]
An exciting day.

[Jeffrey]
That's right.

So, you know, making that transition from a cottage food establishment to a full restaurant, you know, we've learned a lot. We've made some mistakes. Luckily, we had the foresight to have sufficient capital that we could take what could have been a disaster and ultimately an existential threat and, and transition that into a tremendous opportunity. And so can you talk a little bit how we've...

[Jenny]
I'd love to.

[Jeffrey]
What we've been doing?

[Jenny]
I'd love to. We've really been working with what we call our IZOLA core team.

So when we closed in October, we retained key team members of IZOLA. The leads from sourdough, croissant, croissant production, our, our project manager for design, our AGM, and over the past six months have been working very closely with that team to really turn this period into really a time that no company ever, an opportunity that very few companies ever get is where they can press pause and actually take a moment to regroup and improve all of our processes and systems and also do a lot of taste testing. We ate a lot of really great food.

So we've been taking, we've been taking these past few months really scaling up on our processing system. Our IZOLA core team has been busy over the last few months, taste, or doing taste tests on over 27 new, new flavor profiles that will drop each and every month as we reopen. And yeah.

[Jeffrey]
And let me just have you pause there. So, and that is we have had, we've approved 27 new products and, and let me say that one more time. We have approved more than 27 new products. And so that means we have two, more than two new products a month to drop for the next year and amazing like stuff that really pushes the culinary boundaries.

Bibimbap croissant, ramen croissant, s'mores croissant, things that you have never heard of, much less seen or tasted. And so we are looking to both make these croissants and sourdough that are amazing culinary experiences, but also our novel really, you know, we think have the, you know, ability to be really sticky and interesting and even further our reach, you know.

[Jenny]
Yeah. And you know, we very, very purposely keep our menu tight, very, very small. We do just make two things: croissants and sourdough, but we purposely do that because we only want to serve the food we absolutely love.

[Jeffrey]
Absolutely love.

[Jenny]
So these 27 recipes that we've approved in terms of the amount of rigor that our amazing IZOLA core team has gone through to get to this point, it comes down to each and every aspect that we test. So the ramen croissant, for example, we have tested over, I think over eight or nine different types of noodles that we wanted to use for the ramen croissant. Really judging on flavor, texture, the appearance, all of it has to come together in the end.

And of course, we ended up, we ended up with the very first noodle that we tested, you know, after testing all of what we thought would be the most delicious, the fanciest, most expensive noodles, really in the end, it was just, you know, just a delicious ramen noodle in a, in a little package.

[Jeffrey]
The ramen croissant, what the heck is that? What's in a ramen croissant?

[Jenny]
A ramen croissant is, um, we use our croissant dough as the vessel and it has some miso sauce in there, a little bit of hoisin, a whole bunch of really crunchy fried ramen noodles for that extra crunch factor. And then my favorite part is the jammy egg that goes on top.

[Jeffrey]
In a croissant? What? Nah.

[Jenny]
It doesn't look like any croissant you've ever seen. And then what, what's served on the side?

[Jeffrey]
A shot glass full of ramen broth so you can take a bite and then take a drink. So get that full, that full ramen experience.

And so our, our new lineups are filled with creative stuff like this, you know, you know, hyper frozen ice cream cores injected directly into a hot croissant. I mean, all kinds of really fun novel things for people to try. Yeah.

[Jenny]
Challenge number two

[Jeffrey]
Production capacity. So it takes us four days to make a croissant from scratch. And so you can imagine, you know, we make everything by hand from scratch and, and you can imagine, you know

that that is a challenging operation to scale. And so we're right now, let's call it, 1000 croissant a day capable.

And, and so it's not nearly enough. We sell out with some of our croissants. We, at our 13th street location, we would open at 8:00 and we would be sold out of certain flavors by 8:30. And so people would come to me sometimes quite frustrated, like, "I have been coming in, standing in line and trying to get a almond chocolate croissant for weeks." And, and, and, you know, and so this is not the experience that we want.

So we want to be able to scale up enough to be able to provide everyone who wants one, a croissant. And also, you know, there's some benefits from the way we've been thinking about scaling in the sense that, you know, the magic is really in the dough, right.

And so we, Jenny and I, have basically completed a global tour of croissant manufacturing equipment makers. And, and so we have tested our recipes on their croissant lines. And you know, nine out of the 11 existing manufacturers have fallen away. And there are two that were able to meet our standards which are that they're able to increase to the level we want, the production level plus what?

[Jenny]
Improve the quality

[Jeffrey]
Improve the quality. Let me, let me say that one more time. We are improving the quality as we automate, which is unheard of. You know, most, most products when they get automated, the quality falls off. And so we have been saying from the beginning that if you don't want to improve the quality, we don't, by automating, we don't even want to talk to you.

[Jenny]
And, and that that several manufacturers exited at the conversation at that point because they said it is not possible. It is not possible to even just maintain the quality by, by automating the production. But I think, you know, we, we haven't really spoken about this, but Jeffrey and I are not bakers.

We have not worked in the restaurant industry and I think that has really kind of served to our advantage in in many ways because of our naivete, right? We're like, well, why can't, why can't a machine do better than, than what we're doing right now? And so it's really kind of thinking about utilizing that equipment in different ways that they don't currently use that equipment in the industry.

[Jeffrey]
Yeah, yeah. And we have found, you know, people thought we were crazy and maybe we are a little bit, but we have found a couple of partners and, and proven it, you know, in tests at their facilities on their equipment with our recipes that, that we can, that we can make good on our promise. And so we're super excited about that, that, and that's one of the, you know, that'll be one of the purposes or one of the uses of funds of, of, of the capital that we're raising here. Yeah. And so, software.

[Jenny]
Software, why does a bakery need software?

[Jeffrey]
So I can play video games instead of work. Oh, no.

[Jenny]
So why does a bakery need software? A couple of reasons. Hot, that hot from the oven promise. We

had no idea when we were really building this company around that promise, how complicated it would be to serve hot from the oven.

You know there is a reason why bakeries typically are baking everything out overnight in large commercial ovens that it's ready to go in the morning. To, to bake hot from the oven is quite complex. If you think about the, the length of time it takes to make a croissant. It takes us four days to make a croissant.

[Jeffrey]
Launching arrow in flight 4 days ago. You know today's Monday so I'm making croissants for Thursday right now. That arrow is in flight. The number is set for the day.

[Jenny]
And then I go online, I place a pre-order for Thursday pick up. I place a big one.

[Jeffrey]
What do we do? How do we...

[Jenny]
Change that trajectory? Yeah, that 8:00 AM pickup. You know, we're ingesting all of that information on how many pre-orders we were taking in, also looking at historical, historical information on what our typical walk in traffic is. And so we're constantly adjusting that arrow until we land on Thursday.

[Jeffrey]
Thursday. And what time do you want to come in? Are you coming at 9:00 or noon?

[Jenny]
I'm going to come in at 8:00 AM.

[Jeffrey]
Yeah.

[Jenny[
Yeah.

[Jeffrey]
And so 8:00 AM.

[Jenny]
So have that ready.

[Jeffrey]
Speed that up. Let's go, Let's go, let's go. Oh, no. She calls the day before and says I'm not coming till 10. We've got to slow that down because we don't want to bake that out two and three and four hours before Jenny comes to pick up our croissants.

And so if you could think about it, we're tracking. We have been tracking. 1000 pieces a day over four days and we have the croissants for Tuesday, we have the croissants for Wednesday and, and so on. But now it also has to do with pick up time and all of that.

So Jenny created this amazing software that can track all of that and along with her forecasts, we know exactly where each piece is at every time. And the bakers have screens, the big ovens, beautiful ovens behind us and that tell them exactly what tray to put in when. So when Jenny shows up, her croissants have just been made as opposed to being baked, at best, other bakeries are 4 hours ahead and maybe 6:00, 8:00, 10:00, 12:00, you know, last night.

And so, and that is huge. I mean, don't tell anybody this, but we're not the best bakers in the world. But you know, bringing hot from the oven, while technically challenging to do that, makes a huge customer service experience benefit.

[Jenny]
And so we, you know, as we scale, we really want to up level this software because right now, you know, we're pushing the limits. We're pushing the limits of what it can do. But you know, it's, it's, it's quite fun to see it in work because essentially our front of house team at any minute of the day while they are in service can look down on their, their Mac laptops and see exactly how many units we have available at that one moment. Our bake team is entering in live what they're baking.

So they know what's in the oven, what time things are coming out. And it's just, it's automatically updating throughout the day.

[Jeffrey]
It is the ultimate in just in time manufacturing. Let me tell you, you know, so we're super, super excited about it. So we definitely will be deploying some of this capital raising to, you know, to develop, you know, to, to, to, really transition the, you know, the proof of concept software system that Jenny has built into a full, you know, fully managed enterprise grade, redundant, you know, Amazon Web hosted kind of operation. Yeah.

[Jenny]
All right, so we talk a little bit about the future.

[Jeffrey]
Yeah, I love the future. So you want to kick off IZOLA Main?

[Jenny]
Sure. So IZOLA Main. IZOLA Main is a, a production facility out in City Heights. The objective for IZOLA Main is that it, it really is the key to allow us to scale because at this moment you know that $1.6 million in revenue from last year on 13th street, that was us just maxed out.

That was not capitalizing, not even close to capitalizing on the full demand, making everything by hand in a small space. There are big, big limitations there. So by opening up a production facility where we can really automate, we have the space to automate, we have enough freezer space and walk in space to hold all the product, we can suddenly increase our production by 20X.

And so once we are actually able to kind of free ourselves from the constraints of production, we can finally say yes to a lot of a lot of sales channels that currently we just, we just say, say no to. We're really focused on just making the experience that we have here the best experience it can be and just not really thinking about how we can, you know, we don't stretch it.

We just really try not to stretch ourselves too thin. But, but IZOLA Main will really allow us to, to really explore all of these new sales channels that we're about to talk about.

[Jeffrey]
Definitely. And I think I, I think that the, the thing that excites me the most about IZOLA Main is it, it gives us a pathway to scale the artisan bake shop. And so we all know the bake shops are, you know,

our favorite bake shop that's in the corner of our town. But more often than not, there's only one. Maybe there's two, but the, the, the making of that dough requires and, and, you know, requires a level of expertise that's very rare.

And so IZOLA Main gives us the chance to concentrate that expertise and to make enough dough, you know, for a dozen bake shops and some grocery stores.

And so that to me is super exciting to create this experience, that same experience. I looked down four years ago and one week ago looked down the third floor window to the street and saw people having, having that all over, you know, Southern California from Weho to you, you know, to Chula Vista.

[Jenny]
And, and what I'm really excited about with IZOLA Main is not only that we can finally meet the demand that we have, but it really helps accelerate quite a few areas of our justice-based mission for as well. Because right now, when, when somebody is making a croissant by hand, there is only so fast that you can roll, right? So, there is only so much value that one person can contribute back financially right to the company. There's only so many croissants that that our fastest dough chef can roll.

But once we could take that same team, that same exact size team that we have today, and we can move them over to IZOLA Main, where they are trained on the production equipment and suddenly producing 20 times...

[Jeffrey]
That's a great point.

[Jenny]
...more product. It, it opens up a whole world for us in terms of investment back in the team, investment back into the company, in our community.

[Jeffrey]
The one thing that we haven't really touched on yet is the IZOLA Main location or site is in an under invested community called City Heights. And so we've gained control of a piece of property that has been underutilized for decades.

And so we are in the final stages and literally we could submit our building permit package, all 186 pages of it, like next week. I mean a huge amount of due diligence and preparation and engineering and you know, traveling around and testing and failure and everything. But you know, we are literally investing in the community. And you know, we don't we don't have a total final, you know, CapEx yet because we're still, you know looking to get final construction bids.

[Jenny]
I'd love to talk a little bit more about our team and training because especially in our industry, you know, making croissants and sourdough requires typically a culinary degree, an unpaid stodge in the European country somewhere. And, and, and people who have the resources to be able to do that, you know, a lot of sacrifice or a lot of great opportunity. But what Jeffrey and I really are, are very proud of and, and continues to be very important to both of us to this day is, is how we train our team.

We do not require any prior experience to come work here at IZOLA in any, you know, any of our production positions. We are happy to train people and actually we prefer it because Jeffrey and I didn't come from, from this industry. We figured this out through a lot of testing over and over again. Change one method, change one little...

[Jeffrey]
Variable.

[Jenny]
Variable of it, thank you. Test again, test again, test again. We tested over 17 different butters to land on the butter from Normandy that we use.

[Jeffrey]
I'm not crazy. I'm not, I'm not, no, yeah. And, and I think that's, that's the, you've identified it, is we effectively failed our way to you know a good croissant in sourdough.

[Jenny]
And so we can teach it, you know everything. Every process here at IZOLA is documented and trainable. And so that for us has really helped support our economic vision and also just in terms of the diversity of the team and we're able to really hire from, from the community. You don't have to have gone to culinary school to come work here.

[Jeffrey]
Yeah. And, and you know what it really interesting thing is this, you know, we this this this social justice mission that we have, have sort of adopted or you know, it, become so interested in. It is also very strategic for a business because having training resources in place to be able to bring people in that don't have baking experience actually widens our training our, our training, our candidate pool greatly. And so we get, we get the best and the brightest. And by that I mean curious and kind and hard working with integrity, you know, and have never made a cake in their lives, but you come on in here and you know, you know, we have the training resources to do it.

And so I think our front of house training guide is what, 148 pages now, you know, and we don't just throw it at somebody in, in, you know, in a room, you know, it's full team, all hands on deck, led by Jenny and I out here. And we are, it's engaging and it's, you know, we work our way through it. We do, you know, role-playing and, and experimentation and everything right, right in the training. So super exciting. And we're building, you know, a highly motivated staff.

[Jenny]
Yeah. So what will IZOLA Main, you know, we, we have now 20X the amount of croissants and sourdough. What are we going to do with it all?

[Jeffrey]
Eat them! No, no, not going to eat them. So sort of probably next on the list is to get some more bread cafes open. So we'll call this a place we're sitting right here, Izola Island, as bread cafe #1.

And so as IZOLA Main opens, the making of the dough will transition out of here and go to go to IZOLA Main. Bread cafe #2, we're in negotiations right now. And so we're super exciting kind of secret, slightly secret thing happening.

[Jenny]
I'm watching you to make sure you don't say anything.

[Jeffrey]
I'm not saying anything. And then so from there, you know, we, you can see kind of in my beautiful hub and spoke model on the right hand side of the page, we envision IZOLA Main in the middle and the hub and spoke model to move the dough each night or each day or two out to the bake shops

where we'll be baked fresh all day long. Same experience we have here, you know, where it's 7:00, fresh croissants, noon, fresh croissants, 3:00 PM, etcetera, etcetera.

So really it's to bring, you know, we want, we're going to create the capacity and then we'll backfill in with all the locations that we want. And we envision them as you can see on the graphic, you know, spread through Southern California.

Yeah. And what else? Where else? What else are we going to do with it?

[Jenny]
The IZOLA bake truck.

[Jeffrey]
What's that?

[Jenny]
This is, I'm sure you all have seen a food truck, but it is a food truck turned inside out where the ovens are brought from the inside and brought out. If you can imagine going to the Oceanside, you know, Oceanside Farmers Market, for example. And Jeffrey is there pulling these, Jeffrey, how tall are croissants?

[Jeffrey]
75 millimeters.

[Jenny]
75mm tall croissants out of the oven as the farmers market is happening, the scents wafting throughout the market, it will be in that house.

[Jeffrey]
We're going to get mobbed. We're going to need security, I think.

[Jenny]
It's a really great way to of course, get the IZOLA name and, and flavors out there, but also really great marketing, that vehicle, for our bread cafes.

[Jeffrey]
Literally marketing vehicle for our bread cafes.

[Jenny]
You know, it really allows us to want, we could test different, different areas, but we can also start going to the local farmers market for a bread, you know, location where we'll be opening a bread cafe soon so that by the time we do open that bread cafe, that community is very, very familiar with IZOLA and our croissants and sourdough.

[Jeffrey]
Yeah, we basically maybe we could even open to a line, you know, right there. And so, yeah, super fun. And then the kind of rounding out the future distribution channels are IZOLA Bake at Home.

I'm going to call it IZOLA Bake. And so, basically we will prepare the dough at IZOLA Main, we will partially or par bake the dough at IZOLA Main. So let's call it roughly 75% and then freeze it in this giant freezer that's big enough to drive a truck into. And, and so from that point, once the once we've got a par baked IZOLA croissant, it's minutes to having a near bake shop experience.

And, and you know, we've tested this, but it works. We've kept croissants in our freezer for how long?

[Jenny]
Months, months.

[Jeffrey]
Why are you laughing? Slightly embarrassing. We run a bakery. We're like eating frozen old, old frozen croissants. But you know, the thing is, is they still taste amazing. So you could buy a six pack or a 12 pack, you know, at Vons or Albertsons or local grocery, take them home and pull them out one at a time, stick them in, in the toaster oven, you know, regular oven. You know, you can probably put it on a stick and roast it on a BBQ. You know, the hard work. The point is, is the hard work is done, you know, so you basically got to heat it up and amazing.

So bake at home. We can move that stuff out also to other food service. We've done par baked bread programs and test pilot, pilot projects. So that's in the future. Yeah.

[Jenny]
All right, here's a little bit on the timeline of all of those channels we were, we were speaking of earlier.

[Jeffrey]
Yeah, you want you want to take us through this?

[Jenny]
Sure. So, you know, right now, right now, current state we're about to hit point #2 which is so exciting. Really in the next, in the next week or so, we'll be, we'll be opening up back up to the public. And as Jeffrey said, so as Jeffrey was saying, you know, IZOLA bread cafe #2 very quickly following that.

[Jeffrey]
Shh don't say where it is.

[Jenny]
I won't say, I can keep a secret, unlike you.

[Jeffrey]
Not me. Well, I can, I can. I didn't say.

[Jenny]
Yeah. And then IZOLA Main. So those plans are going to be submitted in the next couple of weeks, right?

[Jeffrey]
Yeah

[Jenny]
And so that is the biggest, biggest step for us on Main. And then we start breaking ground in the next few months.

[Jeffrey]
Yeah, we're talking six months, six months to building permits. You know, we have six months of entitlement work with the city of San Diego and then we expect to break ground. And that's, so that will be another use of funds from the capital we're raising both to build the building, but also the

automation is, you know, it takes a tremendous amount of investment, much more so than the building. Well, at least equal to the cost of the, the, the new building and the land put together. So, yeah. So that'll be great.

And then we're looking at kind of once IZOLA Main is open, really rolling out IZOLA Bake, you know, and kind of pilot project to see where the greatest traction is. And then, you know, we'll continue to open new bread cafes, some may be leased, but we really want to purchase them to, you know, keep that on the, on the balance sheet, you know, as opposed to liability that lease, like a lease.

[Jenny]
Yeah, the next slide is fun.

[Jeffrey]
Yeah, what is it?

[Jenny]
It is a picture of where we're sitting right now.

[Jeffrey]
Oh yeah, it's so cool! We're sitting right there!

[Jenny]
Yes we are, right, right here.

[Jeffrey]
Yeah, so this is a really innovative concept we've got rolling, which is the bake bar. And so you can actually sit at the bar just like a coffee bar. And we've been able to negotiate with the Department of Health to, you know, to bake out in the open and so people can talk to our bakers. And, you know, the dough is proofed right there on the right hand side in the, in the narrower cabinets. And then in the center there, there's a, our croissant oven and bread decks below that.

And, and then on the left, there's a double croissant oven right there. And so we have about 300% increase in capacity with this equipment versus what we had just six months ago. So we're super excited to roll this out. And tomorrow we're going to get our A from, from the, from the Department of Health. So they're going to come by and drop it off.

And then on the left, and this is really fun, there's a there's a pass through hot box. And so our bread, when it comes out, we'll go into that hot box and get passed from there into the back. Back behind there's is what we call Expo where our orders are built, whether they're pre-orders or, or dine in orders right there. Yeah.

[Jenny]
Yeah, I think, you know, super innovative to, to bring all of this baking right out front. You'll find that we're pretty transparent about everything we do, from communicating to customers about wanting to automate the whole process, right? So I am so excited for customers and kids to be able to see what goes on and what, what it takes to really bake, at bake live, hot from the oven and then down these customer steps down here too on their way to the restroom. actually, they'll be able to peek into our Dojo.

Our Dojo is our croissant production room where they work in a temperature controlled room because that butter needs to be at a very specific temperature. That's another example of how, you know, our processes are quite precise. I think it's quite rare probably for, for croissant production to be able to be made in such a great temperature controlled room. But our customers will be able to actually peek inside through, through the little window and, and really take a look at the whole process.

[Jeffrey]
Super fun. Maybe I should turn into a glass door someday, like fully glass. Yeah, that would be great.

[Jenny]
OK. Want to talk a little bit more about Island?

[Jeffrey]
Yeah. And so as you can see, IZOLA Island that was looking in behind us here to the North. If you look to the South, there's four oversized garage doors that open out into a 60,000 square foot park. And although, although this is only two blocks from our previous location, where I have been for 24 years, I never came down to this neighborhood. I, I can't, I think I, I sound like a New Yorker, you know, I, I don't cross Broadway, you know, whatever.

So right here. But, but this being on this park and with all this residential around me, you know, I really feel, I love this neighborhood. I've really fallen for it.

[Jenny]
And it's a neighborhood.

[Jeffrey]
It's a neighborhood. It's a community. I see the same people over and over. And, you know, those people are now, like beating at the door every time someone goes outside here, they're like, "when are you opening? When are you opening?"

And so we're super excited to get open, you know, and be part of this even, even more of a part of the community. Yeah. So basically to cover off the last few points, the renovations are, you know, effectively done. We're going to looking at, you know, opening in less than a week, you know, So, yeah,

[Jenny]
IZOLA Main, this is another fun photo.

[Jeffrey]
Oh yeah.

[Jenny]
Yeah.

[Jeffrey]
You guys ready for this? This is what it looked like. This is what it looked like on the day that we closed escrow on this piece of property. It's a 20,000 square foot piece of land out about 6 miles east of, due east of where we're sitting right now. And so, you know, it is an underserved, underinvested community. It has challenges. But as part of our justice mission, we wanted to go in there and to invest in this community and to create, to create jobs in this community that are accessible to members of this community. And so that's really important to us.

And that's why we didn't go to an industrial park, you know, 20 miles north of here and, and pull into an already prepped warehouse, which, you know, would have been easier, I will tell you.

[Jenny]
But, but not as purpose built as this.

[Jeffrey]
Yeah. Wow. I get chills every time I see this come up on the screen. So on the right hand side there, that's an existing building that we will renovate. We're basically going to peel the skin off. And reuse 99% of the mass of the building. So all the steel, all the concrete will be used with a brand new, high tech, energy efficient LEED certified skin. And on the left hand side, what's that?

[Jenny]
The Church of bread.

[Jeffrey]
The Church of bread, want to talk about that?

[Jenny]
Sure, yeah. So, on the left hand side is the brand new building where you, this area that you see this angle will be our, our bread cafe for, for City Heights. And so just as you see here at IZOLA Island, our ovens are going to be right up front where customers will be able to settle up to the bar and really watch our bakers bake.

And this beautiful sky deck up above, you know, we just when we talk about hospitality, it isn't just about the, the service from, from our front of house team, for example, It is also about the space and thinking about, what is that feeling that you as a guest get when you arrive at IZOLA? You know, IZOLA was named actually after Jeffrey's grandmother. He was born and raised in Kansas.

And Grandma Izola was I, I never had the opportunity to meet her, unfortunately. But everything I've heard about her is she created this space for the community where no matter who you were, you can knock on Izola's front door. She would welcome you in with open arms. She would serve you a Folgers coffee.

[Jeffrey]
Yeah, Folgers.

[Jenny]
Folgers coffee, and orobably a cherry pie.

[Jeffrey]
She made a mean cherry pie. Oh, yeah.

[Jenny]
Sounds so good. And, and just it was a place where people could gather, people could linger. If you, you needed it, somebody to just lend, lend an ear, she was there for you. And that is what we are trying to create here at IZOLA.

There are many reasons why we make, we named the bakery after Grandma Izola. And but that first and foremost is about how do we make you feel when you come into IZOLA? So as we built this, this church of bread, you know, a lot of thought went into, what direction is the sun coming from?

What does it look like in the, you know, at 2 PM, 12, 12 PM and, and the seating and the view and just the overall, you know, like when you come to IZOLA, you can just kind of deep breath.

[Jeffrey]
Exhale. Yeah, absolutely, absolutely. Well put. Well put.

And so we wanted to build some of that community space right into IZOLA. And so, you know, in this slide, we're heading here. So we created a literally dining space. It also doubles as this community meeting space. And, you know, we're across the street from two schools. And so, you know, this is a place where kids can come do their homework.

They don't need to buy a croissant. They can just drag the books on in. You know, the other options are around kitty corner. There's an auto, auto repair shop, a liquor store, there's a cool food market, a food, a food space that's doing BIPOC, BIPOC produce, which is our next door neighbor to the North, which that's super exciting, but not really much space for people to hang out.

And so that's really what this is. You know, we want to help improve social health and you know, and create great jobs at the same time and make some great croissants out there.

[Jenny]
And my favorite part about this community space for the kids is this little window here. So you could, you can sit at this bar here and there's a window that actually looks into our production space. Again, you know, being totally transparent with, with our guests. There is no reason to hide the fact that we're going to be automating.

I am so excited. You could see actually right here is, is a little peek into that community space. We'll be able to look down onto our sourdough area here. And then here in the forefront is our croissant production line.

[Jeffrey]
Yeah, this is, this is our baby from our, our, this is our Dutch baby, if you will. So this is from a company called Rademacher. And so they've been kind enough to, you know, go on this journey with us. And they believe from day one that that we together can make a croissant that that is better with an automated process than it is by a handmade process, which makes total sense because dough responds to temperature and to pressure and time.

And so if you can emulate those characteristics that make handmade dough be great, you know, more consistent temperature, pressure, and time, you can make your automated dough even better. So we do crazy stuff in here, like we take the dough blocks off the line, put them into an intermediate refrigerator and let them spend the night so they can relax. And so we don't need to use things like dough conditioners and things like this.

And so we keep the line running slow and, and, and you know, quote – unquote slow, 20,000 croissants in a single shift. But you know, that's, you know, that's an amazing, it's an, it's an amazing process. And you know, the way that it creates value, you know, we're able to share that back with the community. Folks who live in the community can come and apply for jobs and, and we will train them. Yeah, yeah, it's super exciting.

[Jenny]
All right.

[Jeffrey]
I touched a little bit on this earlier on, but you know we are designing the new facility to optimize, to

be optimized environmentally. It's one of our pillars of action. And so we're using something called material handling. And so, can you show a little material handling darling?

And what and what this does is effectively we bring our flour in a stainless steel tanker truck, so, not in a bag. And so instead of having to carry all those bags in on our back or on a forklift and then cut them all open and then manually dump them into a mixer and then recycle or more just as likely throw away, because we really know what happens to a lot of things that are recycled today. You know that paper is never created. So on a 20,000 croissant per day production schedule annualized, we're able to remove 25,000 lbs of paper from the way street.

And so that's not recycled, that means never made. And so that, that it's a huge, that's a huge win for the environment. Same thing for our people because as you can see on the screen here, it goes from the tank truck and then up into the flour, goes into bins and then our material handling system takes that.

And so when I'm at, I'm at a mixer or another team member is at a mixer and we program up 500 loaves of sourdough, it vacuum packs, or vacuums out of those different material sources or ingredient sources and puts them all in the bowl and adds the, weighs them so they're perfectly weighed and adds water or milk or the other ingredients at the right temperature and times and controls the mixer and everything. So you're able to really focus on making great dough and, you know, skip a lot of the manual labor.

[Jenny]
Yeah, look at, at this location right now where we have to bring all of our flour down the stairs to, to the storage area. And so, you know, a lot of efficiency gains with material handling, but also a lot of opportunities for quality improvement because of that precision, right? It will be able to dispense the flour at the exact weight that we need. It will be able to dispense milk at the exact temperature that we need. So a lot of a lot of gains on efficiency.

[Jeffrey]
Yeah, for sure. And, and, and so, you know, technology like this, I mean, this is literally cutting edge. There are very, very few bakeries in the United States that even have anything like this. And most of those are focused on ramming through the maximum amount of product in the shortest amount of time with the cheapest ingredients you can possibly use.

And, and, so that, you know, we take that model and just think, we take, the we, we take that model and turn it upside down in the sense that we want to use it in a very specific way to achieve social good, to achieve culinary good. And, and we're willing to kind of, you know, to kind of use it differently, if you will, same, same technology that's available around, but use it completely differently.

[Jenny]
Yeah, yeah, yeah, I think we touched on this. Do you want to touch on this a little bit?

[Jeffrey]
Sure. I can go more on environment. So we are, we've designed the space to be all electric. And so that means we're able to use 0 emission, you know, sun, wind, water generated electricity. So that's awesome. And so, then there's also no, no noxious fumes being emitted into the community.

And, and one of the reasons that we felt compelled to do this is because, you know, in, in, underinvested communities have typically been dumping grounds for dirty, dirty manufacturing. And so, you know, we turn that on its head as well because it's time for some justice, right?

[Jenny]
Yeah, 100%.

[Jeffrey]
Yeah. Not more. And electric trucking from the facility out to our bake shops. You know, we're in discussions with Kenworth on A K270E So that's going to be super exciting. I guess, drive it first.

[Jenny]
Yeah, I bet, you know, I know you will be the first one in.

[Jeffrey]
Yeah. And the 4th point I've already kind of touched on and you can see here it's, you know, it's a fairly complex undertaking, you know.

[Jenny]
It's one of 187 pages.

[Jeffrey]
Yes, right. This is this page is, you know, dated back just a little bit. But the bottom line is it, is really the parts of it haven't really moved, you know, in over a year. But we've been doing all the engineering. So everything is validated, every piece of equipment that's in there has been tested and now we're and all the engineering is done to deliver the power and drainage and things that we need to it. So you know, we are literally days from being ready to submit to the city.

[Jenny]
Exciting. All right, I'm going to jump to the, the, the proof, the proof on high quality from automation. So here are some really fun photos that the top row is handmade at IZOLA. What does an IZOLA croissant look like? You could see the beautiful lamination in this photo here. It's 96 layers of butter, 96 layers of butter that I created over that four day period.

In the 2nd row down below, this was the Rademacher, our, our partner in the, on the croissant production side. Their very, very first attempt at executing on our recipe on their equipment. We were not even there when they ran this through the line. And this was their first, their first attempt.

[Jeffrey]
Beautiful.

[Jenny]
Yeah, beautiful.

[Jeffrey]
An amazing team that is the Duchess. Their, their headquarters is just near Amsterdam. So, you know, they, one team leader in particular, took it upon himself to, you know, to take on our project and, you know, to really run with it and prove to, you know, himself, his bosses and us that that, you know, that they could do what we were talking about. And he believed in us. His name's Ari and, and you know, he has believed in us, you know, every day since then. And you know, and that that kind of team is, you know, I'm incredibly grateful for.

[Jenny]
It's been quite humbling, honestly, because I, I wonder every single time, like why, why are they partnering with us? They don't need our business. We're like half a drop in the bucket of Rademacher, you know, they work with, with some of the largest companies out there. And so it has been quite

humbling, but just an honor to be able to, to show him that that he, you know, his, his bet on us was hopefully right.

[Jeffrey]
Yeah, yeah, for sure. And, and obviously some of the capital we're raising is going to the material handling and some of the capital's going to the croissant line. And, and we don't have any photos of it in here, but we've also had great experience with a Japanese company called RION. And so they're going to be providing our sourdough shaping equipment. And, and so, you know, these are all places that will be, the capital will be deployed.

How do we know that our croissants are going to be good when they come out?

[Jenny]
Great question. You know, we think about scaling strategically pretty much every single day. It's on our mind…

[Jeffrey]
Every day.

[Jenny]
…is how do we really protect what we have here now while we scale, making sure that that that quality is maintained once we have two bread cafes or four bread cafes or 12 bread cafes.

So this that you're seeing here is the process that we implemented now probably, I think probably over two years ago as we were thinking about expansion. This is an example of one of our processes of many, our quality control process. So these photos are directly from our big team. We use the app called Slack. We are definitely a communications company here at IZOLA and also a tech company in that, in that sense and that we leverage a lot of these kind of really great tools that are available to companies nowadays. But our team communicates on Slack and our bake team sends photos live as product is coming out, coming out of the ovens.

And what you're seeing here, this grid in the photos is our quality control card. And so we have made the job incredibly objective for the team. So they know exactly what size does a croissant need to be to be passable. You know, if it falls within this green rectangle, if it's smaller than the green rectangle, it does not pass.

Also on this card, you can see here is a color target. You know, we really like to bake our croissants and sourdough a little harder for that extra crunch. That umami just provides a lot more depth and flavor. And so they have a target color. So if it is a little too light or too blonde, it doesn't pass.

And then lastly, over on the right hand side here, they'll even cut open some tests, some croissants to take a look at the inside crumb structure, because it the, the structure of that honeycomb inside tells you a lot about how it's going to taste and how the proof went. It could be they're under proofed or over proofed and it just affects that the overall experience as somebody is enjoying a croissant, the texture and the crunch and the airiness.

[Jeffrey]
Yeah, for sure. You know, as Jenny mentioned, we want to make this, we want to empower people. And so this empowers, you know, someone with just, you know, a week or two of training to make the call. Like is this croissant properly baked? You know, you're comparing one, you know, the actual croissant to a photograph and, and making the call. Yes or no, the green box and everything.

So, you know, at IZOLA we, we have a saying called and it goes like, "to error is human, but to recover well is IZOLA." And so, the reason that that I say this is because this sizer was a result of a poor customer experience. Like we, some croissants were under proofed and therefore kind of rubbery and stuff when baked and served, you know, to the customer.

And so we had no, our, our bakers were not empowered to make those calls and decisions themselves. And so what we did is we, it stopped and inserted this, this checkpoint. So every single batch that goes out on one, one of each variety is checked.

[Jenny]
And, and the other piece of this process I think it helps illustrate is our Kaizen philosophy, which Kaizen just really means constant improvement. We can all improve just a little bit each and every single day. And, and we really challenge our teams and Jeffrey and I, myself most of all, I think continue to have a lot of rooms, room for, area for growth.

But what this process does is it gives direct feedback to our, our sourdough leads and also our croissant production leads. They can see exactly how the bake is going. If there is a problem, bake, each one of our croissant, croissant trays are tracked so they're serialized. And so the baker can report out which tray number had a problem. So, for example, maybe this tray of croissants was too small.

And so they report out the serial number so that our Dojo lead, Lydia, she can pull up her documentation, track it back to which shifts were are responsible for producing that croissant. And it's not about getting in trouble or anything like that. What it's about is about making sure that we are training and providing feedback to our team members so that they then are empowered to continue to do better each and every day. And so she can instruct the team what might have gone wrong that resulted in a smaller croissant that didn't pass quality test.

[Jeffrey]
Yeah. And I love this. One of the things I love about this, what we created is that it allows for asynchronous sort of data transfer. So what does that mean? That means that Lydia doesn't have to be, be working all the time when these croissants are being made. She can be off having, you know, relaxing with her family and, and, and this data is there for her when she's ready to review it when she comes in for her shifts. And so we promote good employee health and everything. Yeah. So it's super, super, duper exciting.

Yeah. So. Oh my gosh, yeah. Manager team resumes. Do you want to say a little bit about it yourself and do you know your background?

[Jenny]
I don't have a lot of experience in the baking industry or the restaurant industry. My background is in online retail. You know, I spent my entire career, over 20 years now, in the e-commerce industry, really working on the product development side of things and merchandising. So really helping to build brands and, and product assortments in 20 years.

[Jeffrey]
Wow, yeah, amazing. Well to follow along with Jenny's comment, I have 0 experience in baking and I've never even had a job in a restaurant. So I'm highly qualified to launch IZOLA and all of this. Just kidding. But what I do have a lot of experience with this is building, creating experiences for people, you know, And so that is a, is a, is an emotional and physical space that I had have it very naturally. And so that's really kind of what I bring to the table.

And you know, Jenny comes from product assortment in a very more almost a technical background in a way. And so I am coming from more of a, a kind of emotional and background for creating experience.

[Jenny]
And I think that also helps illustrate why I think that that this partnership works. And, and we were very lucky that that it worked out this way. But you know, in how we complement one another, you know, Jeffrey has a very, very clear vision and an artistic view of kind of what is that feeling that happens here at IZOLA and, and nicely, you know, enough with my retail background, really thinking about pricing and inventory management and systems, our process and teams and, and that sort of thing. It really helps marry up quite nicely.

[Jeffrey]
Yeah, for sure. You know, diverse, a diverse but very complementary team. We are, yeah.

[Jenny]
Speaking of teams, yeah, last, last bit here. Here's a, a photo of our team from a couple of maybe two or three years ago. You know, I have been just so humbled by what I've seen over the past couple of weeks because of all of this time we spent with our IZOLA core team while we've been closed, they are now starting to onboard all of their new team members.

And so our leaders currently are 57% women, 57% BIPOC and 14% LGBTQIA. But beyond that, you know, it's been so gratifying to see them onboard our new team because they have really been inculcated with the IZOLA culture of these past several months, working directly with Jeffrey and I and, and seeing them lead new, new IZOLA team members has been really exciting.

[Jeffrey]
Yeah, they're glowing. They're like glowing from the inside, you know, and, and I'm super proud of them because they've taken an amazing degree of ownership. And, you know, I have no doubt that that the teams are taking, taking their new teams and are going to bring us, you know, to places, you know, to perform even better than we are even now.

And to, you know, to bring IZOLA to a whole new place, you know, and that, that to me is super exciting to create that, you know, that community that's, that's taking it and running with it, you know. Yeah, super grateful to everyone who believed in us, while we've been, you know, close for, you know, to get to this point.

You know, we are. You know, this is a very exciting, very exciting time for us. So thank you all for, you know, jumping on this journey for us. You know, we've got a lot to say. And so I know we've been on a long time. We're throwing a lot at you. So we're available anytime by phone, by e-mail. You can call me. My mobile number is, is on this project and, and I answer.

[Jenny]
So, yeah, you know, and, and I hope you've seen how transparent we are and, you know, very likely you will lose your money.

[Jeffrey]
That is the most likely. It sure is.

[Jenny]

I mean, that's what that's what the numbers say. But we're really setting out to do, to do things differently. And so thank you. Thank you for just spending your time with us.

[Jeffrey]
Awesome.

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[i] https://www.yelp.com/biz/izola-san-diego